Énergie NB Power

2025/26 Annual Report

NEW BRUNSWICK POWER CORPORATION



NB Power
At a Glance

Énergie NB Power

System Profile

447,000 +	3,779 MW	$2.9 billion +	20,743 GWh
Customers served	Generating capacity	Electricity sales	Total energy delivered

System Profile

Residential demand	Continued growth
Commercial demand	Stable to increasing
Industrial demand	Variable / sector-driven
System reliability	Maintained
Peak demand profile	Winter-peaking system

System Transformation

Smart meter deployment	**369,000** smart meters installed
Renewable portfolio	**46.4 %**
Energy efficiency savings	**93.8 GWh**
Electrification programs	Expanded
Grid modernization	Ongoing

Financial Snapshot

Net earnings	**$13 million**
Net debt	Approximately **$6.0 billion**
Capital investment	Approximately **$648 million**
Continuous improvement savings	**$66 million**
Debt structure	Province-backed

Looking Ahead

Earliest potential supply gap	As early as **2028**
Demand trend	Increasing
Key focus areas	Customer support, supply, reliability
Planning horizon	Long-term system transition
Strategic priority	Balance cost, reliability and sustainability

Submission Letter

June 2026

Honourable René Legacy, Minister of Energy
Province of New Brunswick
PO Box 6000
Fredericton NB E3B 5H1

Minister,

We are pleased to submit the Annual Report of New Brunswick Power Corporation for the fiscal year ended March 31, 2026 in compliance with section 5 of the *Accountability and Continuous Improvement Act* and section 42 of the *Electricity Act*. We are accountable for the preparation of this Annual Report and for the results contained herein.

Andrew MacGillivray
Chair, Board of Directors

Lori Clark
President and Chief Executive Officer

Contents

Letter from The Chair and The President & CEO



Over the past year, NB Power has operated in a period defined by increasing demand, changing expectations and continued transformation of the electricity system. Across New Brunswick, electricity is playing an important and growing role in how people live, work and do business. Demand is rising across residential, commercial and industrial sectors, reflecting broader shifts toward electrification and economic activity.

At the same time, many customers are experiencing financial pressure and placing greater focus on managing their energy use and costs. This reality reinforces the importance of ensuring that the electricity system remains reliable while also managing the impact on customer bills.

Our role is to balance these priorities — delivering dependable service today, while preparing for the future of energy in New Brunswick, which includes cleaner energy sources.

What We Achieved This Year

Despite a challenging operating environment, NB Power made meaningful progress in several key areas.

We maintained reliable service across the province, even as the system faced increasing pressure from lower-than-average hydro generation, unplanned maintenance events and extreme weather, including wildfire activity.

We also completed one of the largest modernization initiatives in our history: the mass deployment of smart meters to almost 369,000 customers across New Brunswick. This work is increasing operational efficiency and giving customers greater visibility into their energy use.

At the same time, we continued to invest in critical infrastructure — replacing aging equipment, strengthening transmission and distribution systems and improving system performance across the province. These investments are helping reduce the frequency and duration of outages over time.

Our customers are at the heart of everything we do, so we made improvements to how we interact with customers and how customers can interact with us. Enhancements to billing clarity, standardized billing cycles, expanded digital tools and targeted communication efforts are helping customers better understand their electricity usage and make more informed decisions.

What We Heard from Customers

Electricity costs

Throughout the year, we heard consistently from customers that managing energy costs remains a concern.

Households and businesses across New Brunswick are navigating broader economic pressures, and electricity costs are an important part of that reality. Customers are also looking for clearer information about their usage and more support in understanding their bills.

Support

In response, we strengthened how we support customers across the province.

We introduced an interim winter moratorium on service disconnections for eligible customers and established a Vulnerable Populations Committee to better understand and respond to the needs of those experiencing financial hardship.

Information

We also expanded tools and communication to help customers better manage their consumption and costs, including improvements to billing transparency, standardized billing cycles, expanded payment options and access to usage information through digital platforms.

These actions are helping us take a more informed and responsive approach to customer support.

Looking Ahead

The challenges ahead are significant and increasingly time-sensitive.

Like in most jurisdictions, electricity demand is expected to continue growing, and current projections indicate that the system could face a supply gap as early as 2028 if new capacity is not added. Addressing this requires careful planning and timely decisions on both supply and demand-side solutions.

We must continue to advance key projects, expand renewable and flexible supply options, progress battery storage and capacity solutions, and strengthen demand-side management programs — all while maintaining reliable service and managing the impact on customer costs.

At the same time, we will continue to focus on operational discipline and cost management, including sustained continuous improvement savings and strong investment planning, to ensure that investments are prioritized and aligned with long-term system needs.

Our Commitment

As we move forward, NB Power remains focused on delivering for customers and communities across New Brunswick. Our commitment to you is that we will

- maintain reliable and dependable service
- put the customer at the forefront of every decision we make
- invest in a modern, resilient electricity system
- make transparent and accountable decisions

We are confident in our path forward and in our ability to deliver meaningful outcomes for New Brunswickers — today and into the future.





Andrew MacGillivray
Chair, Board of Directors

Lori Clark
President and CEO

Powering New Brunswick Through Change



Electricity is at the centre of how New Brunswick works, grows and changes.

Across the province, homes, businesses and industries are relying more on electric energy than ever before. At the same time, expectations are rising for reliability, for transparency and for keeping costs manageable, while the electricity system itself is undergoing a fundamental transformation.

This year, those forces became more visible and more immediate.

Electricity demand continued to grow, driven by population shifts, economic activity and the broader move toward electrification. The pace of this growth is increasing, placing new pressure on how the system is planned, operated and expanded. Demand is also becoming more dynamic, influenced by electrification, customer behaviour and demand-side programs.

At the same time, many customers are experiencing increasing financial pressure. Managing energy costs is an important concern for households and businesses across New Brunswick, and this reality is reflected in how we approach every decision. Expanded support programs, improved billing clarity and enhanced customer tools are helping customers better understand and manage their electricity use and costs.

Overlaying these challenges is the need to modernize and prepare the system for the future. Investments in infrastructure, renewable energy and grid modernization, including the completion of smart meter mass deployment and expanded system visibility, are essential to ensuring the system remains reliable, resilient and capable of meeting long-term demand.





A System at an Inflection Point

NB Power is managing a system that must perform reliably today, while adapting to meet future needs that are becoming more complex and less predictable. Planning assumptions are evolving, timelines are tightening and decisions that were once longer-term are now becoming more immediate.

Current projections indicate that, without action, a supply shortage could emerge as early as 2028. Work is already underway to advance a coordinated mix of supply and demand-side solutions, including new generation, storage and demand response, to address this need.

Addressing this challenge requires more than simply adding new generation. It requires a coordinated approach to expanding supply, improving system flexibility and enabling customers to better understand and manage their energy use.

Balancing Three Core Priorities

Customer Value

ensuring electricity remains accessible by managing our costs and helping customers understand and manage their energy usage and costs

Reliability

maintaining safe and dependable service across a system under increasing operational pressure

Sustainability

transitioning to a cleaner, more flexible energy mix that supports long-term environmental and economic goals

Individually, each of these is essential. Together, they create a set of tensions that shape how we operate, invest and plan.

Progress in a Challenging Environment

Despite these pressures, we made meaningful progress this year.

NB Power maintained reliable service across the province, even as the system experienced operational challenges from weather events, lower hydro generation and unplanned maintenance requirements.

We also completed one of the most significant modernization efforts in our history: the deployment of smart meters to the majority of our customers. This milestone is increasing operational efficiency and providing customers with greater visibility into their energy use.

At the same time, we continued to invest in infrastructure, strengthen the grid and advance long-term planning for future supply, while maintaining strong cost discipline and delivering measurable efficiency and savings initiatives.

Looking Ahead

The path forward will require disciplined execution and clear decision-making.

Demand is expected to continue growing, and the system will need to evolve in a way that maintains reliability while managing the impact on customer costs. Evolving the system includes advancing new sources of supply, expanding demand-side solutions and ensuring that investments are carefully prioritized.

Maintaining trust with customers and stakeholders remains essential. Clear communication, measurable progress and responsible decision-making will continue to guide our work.

Our Focus

Maintain	Support	Advance	Strengthen	Prepare
Maintain system reliability in a more complex operating environment	Support customers experiencing financial pressure	Advance key supply and infrastructure investments	Strengthen the resilience and flexibility of the grid	Prepare for the future of energy in New Brunswick

The decisions we make today will shape the future of New Brunswick's electricity system for decades to come.

The past year reflects how pressures are taking shape across the electricity system. The following section highlights the key changes that influenced performance and planning during 2025/26.



What Changed This Year

Several key shifts defined the operating environment this year.

Electricity demand increased across residential and commercial sectors, continuing a trend driven by population growth, economic activity and electrification. Demand is also becoming more dynamic, influenced by customer behaviour, demand-side programs and winter peak requirements, placing increasing pressure on system capacity and planning timelines.

At the same time, rising energy costs and broader economic conditions have increased financial pressure on customers. For many households and businesses, managing energy use and associated costs has become a growing concern.

Operational conditions also introduced new challenges. Lower-than-average hydro generation, unplanned maintenance requirements and extreme weather events that included wildfire activity added complexity to system operations.

Despite these pressures, the system continued to perform reliably, supported by ongoing investments in infrastructure and operational improvements.

The development of strategic partnerships continued to strengthen New Brunswick's transition to a clean energy system. A new partnership with Laurentis will support improved performance at the Point Lepreau Nuclear Station. Partnerships with First Nations developers and wind proponents will also advance system growth, adding close to 650 MW of wind capacity.

Why This Matters

The electricity system is becoming more dynamic and more constrained.

Maintaining reliability while managing the impact on customer bills will require disciplined planning, targeted investment and improved system flexibility.

The System We Operate

NB Power operates a diverse electricity system across the province, including generation, transmission and interconnections with neighbouring jurisdictions. This system must reliably meet demand under a wide range of conditions.

NB Power has a combined total generating capacity of 3,779 MW, with an additional installed generating capacity of 685 MW, including 595 MW of renewables, provided by third-party power purchase agreements (PPAs).

Thermal
1,799 MW Generating Capacity

Coleson Cove	972 MW
Belledune	467 MW
Bayside (natural gas combined cycle)	270 MW
Grandview (PPA)	90 MW

Hydro
944 MW Generating Capacity

Mactaquac	668 MW
Beechwood	112 MW
Grand Falls	66 MW
Tobique	20 MW
Nepisiguit Falls	12 MW
Sisson	9 MW
Tinker (PPA)	33 MW
St. George Power (PPA)	15 MW
Edmundston Hydro (PPA)	9 MW

Nuclear
663 MW Generating Capacity

Point Lepreau	663 MW

Combustion Turbine
518 MW Generating Capacity

Millbank	397 MW
Ste.-Rose	99 MW
Grand Manan	22 MW

Solar
2 MW Generating Capacity

Shediac Solar Farm	2 MW

Wind
374 MW Generating Capacity

Kent Hills (PPA)	167 MW
Caribou Mountain (PPA)	99 MW
Lamèque (PPA)	45 MW
Neweg (PPA)	25 MW
Wocawson Energy (PPA)	20 MW
Wisokolamson Energy (PPA)	18 MW

Biomass
119 MW Generating Capacity

Twin Rivers (PPA)	39 MW
Irving Pulp & Paper (PPA)	33 MW
AV Nackawic (PPA)	26 MW
AV Cell (PPA)	21 MW

Other Small-Scale Renewable PPAs
45 MW Generating Capacity

Terminal

Interconnection

345 kV Lines

230 kV Lines

138 kV Lines


Québec
Hydro Québec
Atholville
Eel River
BELLEDUNE
Lamèque
Caraquet
Caribou
Ste.-Rose
Bathurst
Tracadie
Allardville
NEPISIGUIT FALLS
Hydro Québec
Edmundston
Twin Rivers
Iroquois
Versant Power
Saint-André
Sisson
St. Leonard
GRAND FALLS
Millbank
Newcastle
TINKER
TOBIQUE
New Brunswick
Versant Power
Versant Power
BEECHWOOD
Maine
Shediac Solar
Prince Edward Island
Murray Corner
Woodstock
Moncton
Scoudouc
HWC
Keswick
Millville
Marysville
Grand Lake
Salisbury
Memramcook
Nackawic
MACTAQUAC
New England
Norton
Kent Hills
Wisokolamsom Wind
Nova Scotia
Wocawson Wind
Neweg Wind
Saint John
Grandview
New England
Oak Bay
St. George
BAYSIDE
Lancaster
COLESON COVE
Pennfield
EMEC
POINT LEPREAU
Grand Manan

Managing the Balance

NB Power's operating environment is defined by three interconnected priorities that must be balanced in every decision.

Customers

Customers across New Brunswick are experiencing increasing financial pressure. At the same time, the electricity system requires significant investment to maintain reliability and meet future demand.

Managing this balance requires careful prioritization of capital investments and continued focus on operational efficiency.

Reliability

The system must remain stable and dependable, even as it becomes more complex.

Aging infrastructure, increased demand and the integration of new energy sources require continued investment and modernization to maintain reliability.

Sustainability

The system must meet current demand while planning for future requirements that are evolving quickly.

With a potential supply gap emerging as early as 2028, key decisions on supply, demand management and infrastructure must be made within shorter timeframes than in the past.

What This Means

These tensions between these interconnected priorities are not temporary. They will continue to shape how NB Power operates, invests and plans for the future.

The challenges ahead are significant, but so are the opportunities. By continuing to strengthen planning, governance, operational performance and customer focus, NB Power is positioning itself to meet future energy needs while balancing customer value, reliability and sustainability.

Every decision made must carefully balance short-term needs with long-term outcomes.

What Guides Us

OUR VISION

We enhance lives by providing clean, competitive and reliable energy solutions.

OUR MISSION

We are passionate and committed to offering the best customer experience, ensuring energy security and accelerating a sustainable clean energy transition.

OUR VALUES

Safety At Heart

We are committed to the safety of every employee and member of the public through

- planning safety into the work
- following the rules
- being a leader in safety
- reporting so we can all get better
- having courage
- saying no to unsafe work

Care For Our Team

We care for our team. We are open, honest and transparent with each other to build trust. We embrace diversity, creating an inclusive culture that supports employee well-being, encourages continuous learning and drives high performance.

Care For Our Customers

We care for our customers. We put their experience at the centre of everything we do. We are committed to delivering relevant and valuable solutions. We act with integrity and do what we say we are going to do.

Care For Our Future

We care for our future. We work with customers and communities to explore and deliver on their evolving energy needs while being environmentally responsible for future generations. We are curious and open to new ways of working.

Care For Our Core

We take care of our nuclear core. We understand the unique nature of the nuclear core and are committed to make Nuclear Safety the overriding priority.

From Plan to Action

NB Power's progress this year reflects more than a set of completed initiatives — it reflects a system that is adapting to a changing environment while continuing to deliver reliable service.

The priorities outlined at the beginning of the year — strengthening system reliability, advancing supply planning and improving customer engagement — remained consistent. What changed was the pace and urgency at which those priorities needed to be delivered.

Demand continued to grow, system pressures increased and external conditions introduced additional uncertainty. In this environment, progress required disciplined execution, coordinated decision-making, cost optimization and a continued focus on the fundamentals of operating a reliable energy system.



How We Measured Progress

Strategic Priorities

Long-term objectives focused on reliability, system readiness and supporting customers.

Key Performance Indicators

Measured outcomes across operations, finance, customer experience and system performance.

Mandate and Operational Commitments

Defined expectations tied to regulatory requirements, government direction and business planning.

Together, these provided a consistent framework for assessing performance throughout the year.

What Progress Looks Like

- Maintained system reliability despite increased operational pressure
- Advanced major infrastructure and supply initiatives
- Improved customer engagement through better tools and communication
- Helped mitigate pressure on customer bills through continuous improvement and operational efficiency actions
- Began to strengthen technology, analytics and data governance investments to strengthen system visibility and decision-making

Moving Forward

As the operating environment continues to evolve, progress will increasingly depend on timely decision-making and focused execution

- advance supply solutions to address future capacity needs
- continue to improve system flexibility and resilience
- maintain strong operational discipline
- support customers as they manage their energy use and costs

Progress is no longer only about delivery — it is about preparing the system for what comes next.

Energizing Our Future



Delivering Through Pressure

NB Power delivered measurable progress this year in an environment defined by rising demand, system constraints and increased operational complexity.

System performance remained stable, key initiatives advanced and customer engagement improved — while the urgency of long-term supply decisions became more visible.

This reflects an organization that is continuing to perform while adapting to a more dynamic and demanding operating environment.

The Result

- Stable system reliability despite increased pressure
- Advancement of key infrastructure and supply initiatives
- Improved customer visibility and engagement
- Continued focus on managing operational and cost pressures

At the same time, these results reinforce that future decisions on supply, demand management and system investment are becoming more immediate.

What We Delivered

Strengthened Energy Supply Planning

We advanced long-term planning and key projects to support future system requirements. Major generation and planning initiatives progressed, including work that will inform decisions on future supply and capacity needs.

Why it matters

Stronger planning improves readiness for future demand and reduces long-term system risk.

Maintained Reliable System Performance

We maintained reliable system performance across the province, despite increased pressure from weather events, reduced hydro availability and maintenance requirements. Ongoing investment in infrastructure and operations supported consistent performance.

Why it matters

Reliable service remains the foundation of the electricity system, particularly as demand continues to grow.

Expanded Renewable and Flexible Supply Options

We advanced new renewable supply opportunities and began expanding system flexibility through renewable integration and storage initiatives. These efforts are building a more adaptable energy system capable of responding to changing demand patterns.

Why it matters

A more flexible system reduces dependence on single supply sources and improves long-term energy security.

Improved Customer Experience and Transparency

We enhanced customer tools, communications and billing clarity. Digital platforms and targeted engagement initiatives provided customers with better visibility into their energy use and costs.

Why it matters

Improving customer understanding supports better energy decisions and builds trust.

Completed Smart Meter Deployment

We reached a major milestone in modernizing the system, with approximately 369,000 customers now equipped with smart meters. This investment is improving operational efficiency and customer access to real-time usage information.

Why it matters

Smart meters enable a more responsive, efficient and customer-focused electricity system.

What Challenged the Plan

Lower Hydro Generation

Hydro generation was below expected levels due to weather conditions. This required increased reliance on alternative energy sources, often at higher cost.

Unplanned Maintenance Requirements

Additional maintenance activities, including work at major generating assets, increased operational demands and costs.

Extreme Weather and Environmental Events

Storm and wildfire activity and other system pressures required increased response efforts and impacted operational planning.

Market and Cost Pressures

Higher fuel costs and market variability increased overall system costs and required careful cost management.

What This Means

- Maintaining system flexibility
- Continuing investment in infrastructure
- Strengthening risk management and planning





What Changed Our Outlook

Demand Growth is Accelerating

Electricity demand is increasing across sectors, driven by electrification and economic activity. This is occurring at a pace that is placing additional pressure on system capacity.

Future Supply Needs Are Becoming Immediate

Current projections indicate that a supply gap could emerge as early as 2028. This shortens the timeline for decisions related to generation, storage and demand management.

Customer Expectations Continue to Evolve

- Greater clarity on energy use
- Better tools to manage consumption
- Increased transparency in communication

Why This Matters

- Make timely and informed decisions on future supply
- Continue to maintain reliable system performance
- Manage the impact of system costs on customers



What Comes Next

Near-Term Priorities

- Maintain reliable system performance
- Continue cost discipline and operational efficiency
- Strengthen customer support and communication

Medium-Term Priorities

- Advance major infrastructure and supply projects
- Expand renewable and flexible energy options
- Increase demand-side participation

Long-Term Priorities

- Address future supply requirements
- Transition to a cleaner and more resilient energy system
- Ensure the system remains sustainable and reliable

Transition to a Cost-Effective Clean and Secure Energy Supply



BUILDING THE SYSTEM FOR THE FUTURE

New Brunswick's electricity system is entering a period of significant transition. Demand is increasing, expectations for cleaner energy are evolving and the system must remain reliable and adaptable under changing conditions.

Strengthening Energy Security

Energy security remains a central priority. As a winter-peaking system, maintaining sufficient capacity requires careful planning, reliable generation, system flexibility and regional connections. Planning for future supply continued to advance, supported by

Advancing Long-Term Generation Capacity

What we did

- Progressed planning, engineering and regulatory activities for the Mactaquac Life Achievement Project (MLAP)
- Continued feasibility work for future nuclear generation
- Advanced the 2026 Integrated Resource Plan through engagement and scenario-based analysis

What changed

- MLAP secured Environmental Impact Assessment approval and remains on track for a final investment decision in 2027
- Understanding of long-term supply pathways improved

Why it matters

Supports long-term reliability and readiness for future demand

Strengthening Existing Generation Assets

What we did

- Completed a major planned outage at Point Lepreau Nuclear Generating Station (PLNGS), including a full generator rewind
- Established a Support Services Agreement with Laurentis Energy Partners
- Completed all major planned outages across the conventional generation fleet

What changed

- Improved PLNGS reliability
- Strengthened operational expertise and performance
- Addressed key operational risks

Why it matters

Provides stable, low-cost and carbon-free electricity from PLNGS and increases the overall reliability of the fleet.

Expanding Renewable and Flexible Supply

What we did

- Entered a 200 MW wind power purchase agreement with Brighton Mountain Wind Limited
- Advanced renewable partnerships, including potential First Nations partnerships
- Progressed battery storage procurement

What changed

- Expanded the renewable energy pipeline
- Advanced battery storage opportunities
- Improved system flexibility and integration capability

Why it matters

Supports a more flexible, clean and diversified energy system to respond to changing demand and supply conditions

Advancing System Capacity Projects

What we did

- Advanced the Renewable Integrations and Grid Security (RIGS) project and selected PROENERGY as our partner
- Progressed regulatory and environmental work for RIGS

What changed

- Established a pathway for 400 MW of reliable capacity
- Developed opportunity for 100 MW of regional energy sharing

Why it matters

Strengthens flexibility, reliability and long-term energy security

What This Means

System readiness is improving, supported by stronger planning, more flexible supply options and continued investment in generation and capacity.

What Comes Next

Execution will focus on advancing key supply projects, strengthening planning and maintaining alignment between near-term operations and long-term system requirements.

Modernize the Grid



STRENGTHENING THE SYSTEM TO DELIVER RELIABLE SERVICE

A reliable electricity system depends on a strong and resilient grid. As demand grows and conditions become more complex, ongoing modernization is essential to maintaining performance.

Maintaining Reliability in a Changing Environment

The grid is operating under increasing pressure from aging infrastructure, higher demand and extreme weather, requiring continued investment and targeted upgrades.

Modernizing System Infrastructure

What we did

- Replaced and upgraded end-of-life transmission and distribution equipment, including transmission lines, substations, terminals
- Completed inspections and structural maintenance in communities across the province
- Advanced transformer, circuit breaker, protection and control upgrades

What changed

- Reduced equipment-related outage risk
- Improved system flexibility and reliability

Why it matters

Supports long-term reliability and energy security

Enhancing Grid Visibility and Monitoring

What we did

- Installed and commissioned additional online monitoring sensors on key infrastructure, including assets in Norton, Lepreau, Eel River and Beechwood
- Expanded access to real-time asset health information

What changed

- Improved asset condition visibility and earlier issue detections

Why it matters

Enables faster response, more proactive system management and improved reliability



Advancing Distribution System Modernization

What we did

- Progressed Advanced Distribution Management System implementation
- Prepared operations teams for deployment

What changed

- Positioned system for operational go-live in summer 2026

Why it matters

Improves outage management, customer response capability and system reliability

Leveraging Smart Grid Capabilities

What we did

- Expanded use of smart meter data
- Integrated data into planning and operations

What changed

- Improved restoration times and system response

Why it matters

Supports a more responsive and efficient grid

What This Means

Grid modernization is strengthening reliability, improving system visibility and enabling more proactive operations.

What Comes Next

Focus will remain on execution, targeted investment and advancing digital and operational capabilities to support a more resilient system.

Electrify and Grow Load



SUPPORTING DEMAND WHILE MANAGING SYSTEM CAPACITY

Electricity demand in New Brunswick is increasing. Homes, businesses and industries are shifting toward electric energy, supported by electrification across sectors.

Managing a Winter-Peaking System

New Brunswick's winter-peaking system requires sufficient capacity to ensure reliable service. Programs that reduce or shift demand can have a significant impact on system performance and long-term capacity planning.

Delivering Energy Efficiency Programs

What we did

- Delivered free efficiency upgrades to 3,624 electrically heated homes and 919 oil-heated homes
- Entered into efficiency program agreements with 14 First Nations communities and supported 138 First Nations home retrofits
- Distributed more than 27,090 energy efficiency kits

What changed

- Expanded participation across customer groups
- Achieved measurable customer savings
- Reduced system demand

Why it matters

Energy efficiency remains a key tool for NB Power to manage demand and customers to manage costs

Expanding Demand-Side Solutions

What we did

- Advanced a beneficial heating electrification strategy
- Embedded electrification considerations into demand-side management program design
- Strengthened demand management capability

What changed

- Strengthened active electrification management role
- Increased opportunity identification to mitigate winter peak impacts and scale demand response

Why it matters

Provides a cost-effective way to manage demand growth



Reducing Peak Demand

What we did
- Delivered Peak Rebate events
- Increased participation to 121 commercial and industrial participants, including two large industrial customers

What changed
- Achieved reductions exceeding planning targets

Why it matters
Improves reliability, supports energy security and defers costly new generation

Planning for Future Capacity Needs

What we did
- Identified near-term capacity gap
- Advanced RIGS and
- Requested proposals for battery storage solutions and continued progressing renewable and new nuclear opportunities

What changed
- Defined clearer capacity pathway

Why it matters
Supports timely decisions on future supply options

What This Means
Demand is being actively managed through efficiency, demand-side solutions and early capacity planning.

What Comes Next
Efforts will focus on scaling demand-side participation, advancing electrification strategies and progressing capacity solutions.

Deliver Customer Value



SUPPORTING CUSTOMERS IN A CHANGING ENVIRONMENT

Customers are navigating evolving energy use and financial pressures, increasing the need for clarity, flexibility and support.

Responding to customer needs

Throughout the year, customers consistently highlighted three priorities: clarity in billing and communication, better visibility into energy use and support during periods of financial pressure. We continue to listen to deliver better value to our customers.

Improving Customer Tools and Communication

What we did

- Enhanced billing clarity and digital tools
- Standardized monthly billing cycles for smart meter customers
- Expanded digital tools and delivered targeted communication initiatives including Knowledge is Power

What changed

- More consistent billing periods
- Improved month-over-month usage comparisons
- Increased visibility into usage and billing information

Why it matters

Supports customers' decision-making to better manage energy use and costs

Strengthening Customer Support

What we did

- Introduced a winter moratorium on disconnections for eligible customers
- Expanded payment programs to customers with arrears up to $1,200
- Established a Vulnerable Populations Committee

What changed

- Increased flexibility for customers
- Strengthened response to customers experiencing financial pressure

Why it matters

Helps customers maintain access to essential electricity services



Expanding Customer Access and Convenience



What we did

- Introduced additional payment options
- Developed SMS/texting for planned outage notifications
- Improved digital self-serve and ease of interaction

What changed

- Easier for customers to do business with us

Why it matters

Enhances overall customer experience and builds trust

What This Means

Customer experience is improving through clearer communication, better tools and expanded support options.

What Comes Next

Focus will remain on strengthening support programs, enhancing digital tools and improving customer engagement.

Thrive



BUILDING THE PEOPLE BEHIND THE SYSTEM

A reliable electricity system depends on a skilled, supported and adaptable workforce. Engaged, diverse, and empowered teams across NB Power each play a critical role in maintaining system performance.

Supporting Employees in a Changing Environment

Employees are required to adapt to new technologies, updated processes and evolving customer expectations while continuing to deliver reliable service every day.

Improving Employee Engagement and Experience

What we did

- Involved employees in developing and implementing engagement action plans
- Launched well-being programs
- Increased employee involvement and support

What changed

- Engaged employees driving an improved employee experience
- More supported employees

Why it matters

Supports employee resilience and performance

Expanding Learning and Leadership Development

What we did

- Enhanced leadership development programs
- Expanded training and career planning offerings

What changed

- More inclusive, efficient learning approaches
- Strengthened capability for system transformation

Why it matters

Ensures workforce readiness for future needs





Improving Recruitment and Workforce Planning

What we did

- Implemented new staffing processes
- Strengthened campus engagement, student and early-career recruitment, pipelines
- Reduced time-to-hire

What changed

- Reduced time-to-hire
- Talent pipelines were strengthened.

Why it matters

Supports operational capacity and growth

Maintaining Workforce Stability

What we did

- Reached a five-year Collective Agreement with Transmission, Distribution, Customer and Corporate Services
- Secured three-year Nuclear Collective Agreement collective agreements
- Continued engagement with unions

What changed

- Strengthened labour stability

Why it matters

Labour stability supports reliable operations

What This Means

A stronger, more resilient workforce is supporting ongoing system transformation.

What Comes Next

Focus will remain on working with employees to create an enviable work experience, ensuring we grow, recruit and retain a workforce that is resilient in the face of our evolving energy future.

Recognizing Our People

THE PEOPLE BEHIND THE SYSTEM

Behind every result this year are the people who made it possible. Across NB Power, employees continue to demonstrate leadership, innovation and care — not only in how they operate the electricity system, but in how they support communities, advance the industry and look out for one another.

The following highlights reflect how employees are contributing to a stronger, more resilient organization while making a meaningful impact across New Brunswick and beyond.

Developing the Next Generation



Left to right: Tim Thornton, Trent Martin, Greg Moore, Eric Fournier, Lee Forsythe

Employees continue to play a key role in developing future talent and strengthening the electricity sector.

- Greg Moore received the Distinction in Mentorship Award through the New Brunswick Mentor Apprentice Program, recognizing his leadership in supporting and training future powerline technicians.
- Through apprenticeship and training programs, employees are passing on critical skills and ensuring the long-term sustainability of the workforce.

These efforts support operational excellence today while preparing the next generation of skilled workers.

Industry Leadership and Recognition

NB Power employees and leaders were recognized nationally for innovation, leadership and contributions to the electricity sector.

- President and CEO Lori Clark received the Women in Electricity Award, recognizing leadership and contributions to diversity and inclusion in the energy sector.
- The Shediac Smart Community Energy Project received a Centre of Excellence Award for its innovation, leadership and community impact.
- Riverview powerline technician Aaron LeBlanc received the Safety Changemaker Award for advancing safety awareness across the utility and industry.
- These recognitions highlight the breadth of expertise and leadership across NB Power — from inclusive leadership to system innovation and workplace safety.
- In addition, Lori Clark was named one of Atlantic Business Magazine's Top 50 CEOs for 2026, reflecting both organizational progress and the strength of the teams supporting that work.



Left to right:
Francis Bradley, Electricity Canada, Charlotte Mitha, BC Hydro,
Lori Clark, NB Power, Joanna Osawe, Women in Renewable Energy (WIRE)


CEO
AWARD

Lori Clark, NB Power



Left to right:
Aaron LeBlanc, NB Power
Francis Bradley, Electricity Canada



Left to right:
Sara Mudge, NB Power
Francis Bradley, Electricity Canada

Advancing Innovation and Education

NB Power employees also contributed to broader innovation and education initiatives across the province.


RHIEC
EHRC
EHRC RHIEC
RHIE

Left to right: Shelley Wood, Vice President of Finance, People and Community at Saint John Energy, Warren Coombs from the Centre of Excellence for Energy and Melissa Morton, NB Power

- The Winter Business Efficiency Campaign received recognition from the Smart Energy Consumer Collaborative for improving customer engagement and energy efficiency outcomes.
- The Electricity Now initiative received a national Youth Impact Award, supporting energy education and career awareness among high school students across New Brunswick.

These contributions demonstrate how employees are helping shape the future of the electricity system while supporting customers and communities.

Tradition of Supporting Communities

NB Power employees continued a strong tradition of giving back to the communities they serve.

- At Point Lepreau Nuclear Generating Station, employees marked 23 years of supporting food banks through annual holiday fundraising initiatives, demonstrating a sustained commitment to community support.
- NB Power was also recognized as one of the Top 10 United Way Central New Brunswick Workplace Campaigns, reflecting decades of employee participation and generosity.

These efforts are grounded in the organization's values and reinforce the connection between employees, customers and communities across the province.



Standing from left to right are Julie Stewart, Amelie Corrigan, Brad Trecartin (Santa), Gary Doull and Melissa Cho
In front: Olivia Stewart , Ben Curry (Reindeer) and Grant Howe (the Grinch)

Promoting Health, Safety and Well-Being



Back row left to right: Alec Hartson, Matt Gesner
Front row left to right: Tyler Dempster, Andrew Dolan, Phil Belding, Troy Price, Britt Sanford

Employees continued to show leadership in promoting health, safety and well-being — both within the workplace and beyond.

At Point Lepreau, a group of Emergency Response Team (ERT) members took on a physical and mental challenge to support mental health awareness:

- Ten team members completed 2,000 push-ups each during February, raising funds for the Canadian Mental Health Association (CMHA) New Brunswick division.
- After exceeding their initial goal, they raised $1,259 and completed a combined 16,555 push-ups.
- Their participation was part of an initiative aimed to help reduce stigma around mental health and encourage broader participation in future years.

The team's participation and the employees who cheered them on reflect a culture where employees support one another and contribute to building a healthier, more resilient workforce.

What This Means

We are proud of our employees' accomplishments. Their individual successes highlight a workforce that is

- committed to safety, innovation and operational excellence
- actively engaged in supporting communities and customers
- contributing to the development of future talent
- helping to shape a more inclusive, resilient and sustainable energy system

Together, these efforts strengthen NB Power's ability to deliver a reliable energy supply today while preparing for the future.

Organize



STRENGTHENING EXECUTION ACROSS THE ORGANIZATION

Strong execution is essential as complexity increases. Improvements in cost management, planning and decision-making are strengthening organizational performance.

Delivering Cost Optimization and Efficiency

What we did

- Implemented cost optimization initiatives
- Expanded continuous improvement
- Delivered significant savings above target

What changed

- Expanded participation across customer groups
- Achieved measurable customer savings
- Reduced system demand
- Achieved $66 million in cost optimization savings

Why it matters

Reduces pressure on customer bills

Improving Investment Planning and Prioritization

What we did

- Implemented new investment planning tools

What changed

- Improved decision transparency and alignment

Why it matters

Ensures investments deliver value

Strengthening Data, Analytics and Decision-Making

What we did

- Expanded analytics and governance

What changed

- Improved data-driven decision-making

Why it matters

Enhances performance, decision-making capabilities and efficiency



Advancing Data and Analytics Capability

What we did

- Progressed and integrated data platforms

What changed

- Increased analytics capabilities and stronger insights

Why it matters

Supports a more connected and responsive system for better customer delivery

Modernizing Core Systems

What we did

- Advanced ERP modernization

What changed

- Improved system stability and readiness

Why it matters

Supports productivity and customer delivery

What This Means

Execution is improving through stronger cost discipline, better planning and increased use of data and digital tools.

What Comes Next

Focus will remain on optimizing performance, strengthening governance and advancing digital and analytical capability.

Sustainability at NB Power

OUR COMMITMENT TO SUSTAINABILITY

Sustainability at NB Power reflects how we operate, grounded in long-standing commitments to safety, reliable service, customer value, Indigenous inclusion and environmental stewardship.



We are formalizing this approach through a Sustainability Framework that measures our impact across society, the environment and the economy, with defined priorities, outcomes and performance indicators.

By improving transparency and better communicating how we work, we are building trust with employees, customers and communities while quantifying the role we play in supporting New Brunswick.

A Balanced Approach

NB Power is committed to delivering reliable, cost-effective, clean energy to New Brunswickers. This must be done while also prioritizing Indigenous and community commitments, environmental stewardship, climate resilience and ensuring a safe, fair and transparent workplace.

These priorities are interconnected and must be considered together in every decision.



Indigenous and community commitments

Environmental stewardship

Climate resilience

Ensuring a safe, fair and transparent workplace

Customers and Communities

Supporting Customers

What we did

Expanded programs to support customers experiencing financial pressure, improved billing transparency and communication tools and introduced flexible payment options and service protections.

What changed

Our customers have increased access to support and improved understanding of energy use and costs while we have strengthened trust through clearer communication.

Why it matters

Supporting customers ensures continued access to electricity and helps them manage energy use and costs.

Engaging Indigenous and Community Partners

What we did

Collaborated with Indigenous and community partners on energy projects, conducted engagement on long-term planning initiatives and strengthened relationships across the province.

What changed

We saw increased participation in energy development, improved the alignment between projects and community priorities and expanded the opportunities for partnership.

Why it matters

Strong partnerships support better outcomes and more effective long-term planning.


KNOWLEDGE IS
POWER
Take charge of your bill.

NB Power has visited communities and developed tools, programs and practical advice for customers to help take charge of their bills.

Climate and Environment

Environment

What we did

Advanced biodiversity programs for zebra mussels, birds and monarch butterflies, strengthened environmental management and compliance, completed emergency simulations at four stations and progressed environmental assessment and engagement for the NB-NS Interprovincial Transmission Line.

What changed

We improved environmental risk response through stronger preparedness, clearer processes and more structured planning while advancing infrastructure projects and Indigenous engagement.

Why it matters

Strong environmental management protects air, land and water, reduces risk and supports responsible, compliant operations.

Climate

What we did

Advanced climate adaptation and resilience initiatives, completed a climate risk refresh and managed greenhouse gas emissions totalling 3,588,136 tonnes in 2025

What changed

We strengthened readiness for extreme weather and managed emissions in a complex operating environment, including a 10.1 per cent increase driven by equipment challenges.

Why it matters

Climate action strengthens system resilience, supports compliance and enables reliable operations in changing conditions.



Transparency and Accountability

Increasing Alignment

What we did

Maintained oversight through governance and Board structures, strengthened risk management and reporting processes and tracked performance through key performance indicators (KPIs) and mandate commitments.

What changed

We improved our visibility into risks and system performance, achieved greater alignment between planning, operations and oversight and increased transparency for stakeholders.

Why it matters

Strong governance ensures that decisions are responsible, transparent, accountable and aligned with long-term objectives.

What This Means

Sustainability is integrated across all areas of NB Power's operations. This year's progress has advanced the clean energy transition, strengthened system resilience, supported customers and prioritized our partnerships with Indigenous and community partners across New Brunswick in a changing environment and improved transparency and accountability.

What Comes Next

- Expand our clean energy supply and increase system resilience
- Support customers as they manage energy use and costs
- Continue environmental stewardship
- Improve our Indigenous and community engagement
- Strengthen long-term planning and decision-making

Sustainability is reflected not in a single initiative — but in how we operate in alignment with our values, with a strong safety culture, standardized environmental management systems, commitment to our customers and Indigenous communities and commitment to governance and transparency.



Financial and System Overview

The following charts provide a high-level view of NB Power's financial structure, cost drivers and energy supply mix, providing context for the detailed financial analysis that follows.

Where Electricity Revenue Comes From

$2,004

Total in-province sales of electricity
(in millions of dollars)



Residential	49%
Industrial	22%
General service	20%
Wholesale	7%
Streetlights	2%

NB Power's revenue is primarily driven by residential and commercial customer demand, with additional contributions from industrial and wholesale markets.

How Electricity Is Supplied

20,411 GWh

GWh production



Hydro	10%
Nuclear	15%
Natural gas and other combustion turbines	5%
Coal and Petcoke	13%
Heavy fuel oil	5%
Purchases	52%

NB Power's supply mix reflects a combination of domestic generation and imported electricity, with purchases playing a significant role in meeting demand while keeping costs as low as possible.

How Costs Are Structured

$2,905

Operational expenses by classification
(in millions of dollars)



Fuel and purchased power	60%
OM&A	23%
Depreciation and amortization	15%
Taxes	2%

Fuel and purchased power represent the largest cost component, reflecting the cost of energy supply and system operations.

What Drives Energy Costs

$1,758

Fuel and purchased power
(in millions of dollars)



Hydro	0%
Nuclear	1%
Thermal	24%
Purchases	71%
Carbon tax	3%
Other	1%
Foreign exchange	0%

Purchased power is the largest contributor to energy supply costs, highlighting the importance of managing market exposure and securing reliable capacity.

The detailed financial analysis and results for the 2025/26 fiscal year are presented in the Management's Discussion and Analysis section.

The work ahead will shape the future of New Brunswick's electricity system -- and the focus remains on delivering reliable service while preparing for what comes next.

Management's Discussion and Analysis

Material Risks and Uncertainties

Identifies and explains the material risks and uncertainties affecting performance

Financial Performance

Provides a summary of the year's key financial results

Financial Results

Explains the financial results for 2024/25 including a year-over-year variance analysis

Regulatory Balances

Explains the impact of the regulatory deferrals

Capital Resources

Identifies and explains changes to capital resources

Capital Management

Identifies and explains debt reduction objective and strategy

Critical Accounting Policy Changes

Describes changes in accounting policies and the impact on the consolidated financial statements

Significant Accounting Estimates and Judgments

Explains the estimates made and how they impact earnings

Risk Management

Describes how NB Power manages risk in order to create, preserve and realize value

Material Risks And Uncertainties

NB Power operates in a complex and dynamic business environment with a variety of risks and uncertainties that could impact the achievement of its business objectives. This business environment leads to large components of the utility's earnings being uncontrollable. Although management cannot control these risks and uncertainties, every effort is made to influence and/or manage them through NB Power's Risk Management framework (see page 14 for more details)

NB Power's ability to deliver reliable and cost-effective electricity is influenced by a range of operational and market risks. The following factors are major drivers of variability and have a significant impact on financial performance because they affect the cost for generation or price competitiveness in export markets.

OPERATIONAL RISKS

Hydro-based Generation

NB Power's hydro generating system is referred to as a run-of-the-river system where little water storage is available, making it highly dependent on weather patterns like rainfall and snowmelt. Variability in water levels results in fluctuations in annual output, impacting costs. When water levels are below planned levels, more expensive energy sources are required, increasing generation and purchased power costs. Higher-than-expected flows reduce overall generation costs.

Annual hydro generation has ranged from 79 to 123 per cent of the planned output over the past 10 years. The variable output affects the cost of generation, as hydro is a no-cost fuel for generating electricity. When hydro flows are below planned levels, other more expensive fuels must be used, increasing the cost of generation or purchased power costs. The magnitude of the replacement cost of energy is dependent upon available generation and market prices at the time. When hydro flows are higher than planned levels, hydro generation reduces the cost of generation.

Nuclear-based Generation

The Point Lepreau Nuclear Generating Station (PLNGS) plays a crucial role as a low-cost energy source and as a baseload facility. Uranium, used as nuclear fuel, is NB Power's second-most affordable option for electricity generation.

The efficient operation of PLNGS is critical to NB Power's financial performance. When nuclear generation falls below expected levels, higher-cost fuels must be used, increasing generation and purchased power costs. PLNGS's annual capacity factor has ranged from 27.4 per cent to 89.2 per cent over the past 10 years.

Electricity Purchases

NB Power has interconnections with neighbouring utilities in Quebec, Prince Edward Island, Nova Scotia and New England. The interconnections provide NB Power with flexibility to import electricity to offset higher-cost generation, export surplus energy and increase system reliability. Electricity purchases supplement NB Power's own generation to meet demand while supporting renewable energy targets. Costs are influenced by hourly market prices, primarily in the New England market. While forward contracts offer some protection, price fluctuations remain when actual requirements differ from forecasts.

Out-of-Province Sales Opportunities

NB Energy Marketing (NBEM) leverages NB Power's surplus generation capacity and strategic interconnections with Quebec, Prince Edward Island, Nova Scotia and Maine to participate in regional energy trading. Out-of-province trading activities aim to generate economic value for New Brunswick. In addition to regional sales, NBEM actively engages in the New England wholesale electricity market, where transactions are independent of NB Power's generation and transmission assets.

Operating in a competitive and dynamic market, NBEM faces variability in sales opportunities and contract availability. Despite employing strong risk management and market analysis practices, NB Power experiences year-over-year volatility in out-of-province revenues and costs due to changes in generation availability, market prices, fuel costs, foreign exchange rates and contract activity.

Generating Station Reliability

Generator reliability is another key factor that causes variability in financial results, as NB Power's infrastructure can be affected by age, capital investment and technological change.

Aging assets are more costly to maintain and may be less efficient than newer technologies. Significant financial and other resources are required to monitor and properly sustain the existing asset base. Performance, reliability and maximized efficiency of existing generation facilities are fundamental to ensuring a safe, continuous and adequate supply of electricity. Strategic capital spending, outages and maintenance is required to ensure reliability, reduce the risk of equipment failures, renew aging infrastructure and accommodate growing demand for electricity.

MARKET RISKS

Natural Gas

NB Power procures natural gas for the Bayside Generating Station and has secured a long-term, cost-effective supply from western Canada. To reduce market price volatility, NB Power engages in forward purchase contracts for its natural gas needs. The forward purchase contracts cover 80 to 100 per cent of the forecasted demand for the Station. However, price fluctuations can still impact costs when actual purchase requirements deviate from forecasts.

Bayside Generating Station is subject to carbon tax, which increases the cost of electricity generated from natural gas. The tax is calculated based on the provincially prescribed tax rate for the year and the Station's total emissions. Both the tax rate and emissions levels fluctuate annually, contributing to cost variability.

Coal

Coal is primarily used at the Belledune Generating Station and is procured through contracts with fixed or indexed pricing from several counterparties. While these agreements help manage cost variability, broader market conditions still impact overall fuel expenses.

Belledune Generating Station is also subject to carbon tax increasing the cost of electricity generated from coal. The tax is calculated based on the provincially prescribed tax rate for the year and the Station's total emissions. Both the tax rate and emissions levels fluctuate annually, contributing to cost variability. NB Power continues to transition its generation mix toward non-emitting sources, with a commitment to eliminate coal-fired generation by 2030.

Heavy Fuel Oil

Heavy fuel oil is used at the Coleson Cove Generating Station during winter peaks and is also susceptible to market price changes. NB Power often secures forward contracts to mitigate short- to medium-term risks.

On the coldest days of winter, New Brunswick experiences periods of peak demand as New Brunswickers turn to electric heating systems. During high load periods, dispatchable sources like Coleson Cove Generating Station are needed to supply energy to the grid for several days.

Coleson Cove Generating Station is also subject to carbon tax, which increases he cost of electricity generated from heavy fuel oil. The tax is calculated based on the provincially prescribed tax rate for the year and the Station's total emissions. Both the tax rate and emissions levels fluctuate annually, contributing to cost variability.

Exchange Rates

NB Power faces foreign exchange risk when fuel and purchased power costs in U.S. dollars exceed its U.S. dollar revenue. To mitigate this risk, the company generally engages in forward purchase contracts, securing its net U.S. dollar needs in advance.

Nuclear Investment Funds

NB Power has established the decommissioning segregated fund, used nuclear fuel segregated fund and nuclear fuel waste trust fund in order to meet the Nuclear Fuel Waste Act requirements. The investments in these funds are exposed to financial market risk and impact NB Power's results as described on page 9 under Finance costs and investment income.

The Nuclear investment funds are guided by an investment policy and managed by Vestcor, a third-party financial management organization.

The policy sets out the investment principles and guidelines including investment objectives and appropriate risk tolerance for the funds. The portfolio is managed using these overall investment objectives and risk tolerances. The investment policy goals are to reduce the volatility of future funding requirements, minimize the risk of potentially large future contributions and provide inflation protection given the long-term nature of the cash flow requirements.

Vestcor has implemented an investment strategy with a return objective of 5.15 per cent that reflects the investment policy, last updated in 2023/24. The funds are invested in established funds including fixed income, Canadian, international and private equites, private and public real estate and infrastructure as well as alternative investments. All of these funds are subject to market risks and the value of the investments will vary from day to day depending on a number of market factors including economic conditions, global events, market news and the performance of the issuers of the securities in which the funds invest. Changes in foreign currency exchange rates will also affect the value of investments of non-Canadian dollar securities.

Given the size of the nuclear investment funds, currently valued at $1,057 million, NB Power's net earnings are sensitive to changes in market values.

Weather Conditions

Over 80 per cent of in-province customers heat their homes with electricity and as a result, weather trends can result in unpredictable electricity requirements year over year and in net earnings variability.

Significant weather events can have a material impact on financial results and represent largely uncontrollable costs. Expenditures to repair damage to distribution and transmission infrastructure are recognized in operations, maintenance and administration (OM&A) during the year. Where damage is more extensive and assets must be replaced, costs are capitalized as new infrastructure.

Energy Supply Cost Variance Account and Electricity Sales and Margin Account

NB Power addresses various operational and market risks through the Energy Supply Cost Variance Account and the Electricity Sales and Margin Variance Accounts. The two accounts were created in compliance with the *Electricity Act* and the *Regulatory Variance Accounts and Deferral Account Regulation – Electricity Act*. Any differences between budgeted and actual electricity sales and between fuel and purchased power costs are transferred to these accounts monthly. NB Power is required to reimburse to, or recover from, customers the balances in the accounts.

Although the effects of the operational and market risks are reflected in the financial results, the transfer of these differences in actual results compared to budget helps stabilize net earnings by mitigating fluctuations related to fuel prices, generating station performance, sales prices and volumes, out-of-province sales margins and associated foreign exchange costs.

FINANCIAL PERFORMANCE

Financial Performance (in millions)	2025/26	2024/25
Net earnings	$13	$23
Sales of electricity	2,988	2,492
Operational expenses	2,905	2,627
Operating earnings (loss)	225	(8)
Net changes in regulatory balances	32	243
Total net debt at end of year	6,050	5,855
Increase in net debt	**195**	**427**

Financial Performance Highlights

NB Power reported net earnings of $13 million for the year ended March 31, 2026. This was a decrease of $10 million as compared to 2024/25 net earnings of $23 million.

The decrease in net earnings was primarily driven by lower returns on nuclear investment funds and higher operating costs during the year. Income on nuclear investment funds was $52 million, a decrease of $43 million or 45 per cent compared to the prior year, reflecting weaker market performance.

Sales of electricity increased to $2,988 million, up $496 million or 20 per cent from 2024/25. The increase was driven by higher regulator-approved customer rates for in-province customers and increased out-of-province sales.

Operational expenses increased to $2,905 million, up $278 million or 11 per cent from 2024/25, driven primarily by increased purchase power volumes to serve out-of-province customers.

Differences between actual and budgeted electricity sales and between fuel and purchased power costs are recorded in the Energy Supply Cost Variance Account and the Electricity Sales and Margin Variance Account. In 2025/26, $161 million was added to these accounts due to lower in-province electricity sales and higher fuel and purchased power costs compared to the 2025/26 regulator-approved budget. As a result, the amount to be recovered from customers in future periods has increased.

Net debt increased to $6,050, up $195 million or three per cent, from 2024/25. The increase in net debt was primarily due to capital investment. Net debt includes lease and finance liabilities, with prior periods restated for comparability.

FINANCIAL RESULTS

Revenue

Revenue overview (in millions)	2025/26		2024/25	
	$	%	$	%
Sales of electricity				
In-province	2,004	64	1,842	70
Out-of-province	984	31	650	25
Miscellaneous	142	5	127	5
Total revenue	**3,130**	**100**	**2,619**	**100**
Per cent increase (decrease) year over year		20		(12)

In-Province Sales of Electricity

In–province sales of electricity represent the sale of electricity to all customer classes within New Brunswick.

NB Power's residential customers, both direct and indirect customers served through wholesale customers, represent 56 per cent of total electricity sales within the province. The residential class is made up of mostly year-round domestic customers and includes some non-domestic customers such as farms and churches. Due to a high penetration of electric space heating, changes in weather patterns can create volatility in residential loads. Changes driven by weather and load growth are partially offset by energy efficiency and demand side management programs.

Industrial customers account for approximately 22 per cent of total in-province electricity sales and are divided into two groups. Industrial transmission sales are to those served at transmission voltages of 69 kV and above and industrial distribution sales are to those served at distribution voltages of 25 kV or less. Industrial customers are spread out over many industries, with the majority serving the pulp and paper industry. Changes in industrial loads are driven by general economic conditions.

General service customers account for approximately 20 per cent of total in-province electricity sales and include commercial and institutional customers. General service sales are also impacted by weather variations.

Streetlights account for approximately two per cent of total in-province electricity sales.

In-province sales of electricity (in millions)	2025/26		2024/25	
	$	%	$	%
Residential	984	49	875	48
Industrial	437	22	440	24
General service	400	20	362	20
Wholesale	143	7	130	7
Streetlights and unmetered	40	2	35	1
Total	**2,004**	**100**	**1,842**	**100**
Per cent increase year over year		9		15
GWh	13,443		13,577	

In-province sales of electricity totalled $2,004 million in 2025/26, representing a $162 million or nine per cent increase compared to 2024/25. The increase in sales was driven by higher regulator-approved customer rates effective April 1, 2025. Electricity sales volumes to New Brunswick customers were 13,443 GWh, down 134 GWh from the prior year, primarily due to lower industrial customer demand.

Out-of-Province Sales of Electricity

Out-of-province sales of electricity represent the sales outside New Brunswick to other neighbouring Canadian provinces and the United States. The sales outside New Brunswick include long-term sales contracts as well as short-term sales to other Canadian utilities and in the U.S. market.

Out-of-province sales of electricity (in millions)	2025/26	2024/25
Revenue	$984	$650
Per cent increase (decrease) year over year	51%	(49)%
GWh	7,007	5,208
Per cent increase (decrease) year over year	34%	(50)%

Out-of-province sales of electricity totalled $984 million in 2025/26, representing a $334 million or 51 per cent increase from 2024/25. Sales increased by 1,771 GWh or 34 per cent, mainly due to higher contract volumes to serve loads in the United States.

Miscellaneous Revenue

Miscellaneous revenue is the revenue generated from sources other than electricity sales.

Miscellaneous Revenue (in millions)	2025/26		2024/25	
	$	%	$	%
Net transmission revenue	15	11	19	15
Customer-related revenue	22	15	21	17
Water heater rental	35	25	31	24
Pole attachment revenue	7	5	6	5
Sale of natural gas	35	25	22	17
Other miscellaneous income	28	19	28	22
Total	**142**	**100**	**127**	**100**
Per cent increase year over year		12		35

Miscellaneous revenue totalled $142 million in 2025/26, representing a $15 million or 12 per cent increase compared to 2024/25. Natural gas sales were $35 million during the year, a $13 million increase from the prior year, due to lower-than-expected operations at Bayside Generating Station that resulted in an excess volume of committed natural gas purchases. NB Power sells the excess committed volumes into the market, with profit margins varying based on market prices.

Water heater rental revenue was $35 million, a $4 million increase resulting from an increase in rates approved by the regulator.

Operational Expenses

Operational Expenses Overview (in millions)	2025/26		2024/25	
	$	%	$	%
Fuel and purchased power	1,758	60	1,500	57
Operations, maintenance and administration	664	23	661	25
Depreciation and amortization	436	15	419	16
Taxes	47	2	47	2
Total	**2,905**	**100**	**2,627**	**100**
Per cent increase year over year		11		1

Fuel and Purchased Power

NB Power optimizes a diverse portfolio of generation and external purchases to supply in-province and out-of-province customers. The cost of generation and the cost of purchases can vary significantly year-over-year.

NB Power's mix of internal generation and purchases of electricity are balanced such that the requirements of the Renewable Portfolio Standard are met. The Standard requires that NB Power supply, at a minimum, 40 per cent of its in-province electricity sales from renewable energy.

Fuel and Purchased Power (in millions)	2025/26		2024/25	
	$	%	$	%
Hydro	-	-	-	-
Nuclear	17	1	18	1
Thermal	423	24	443	30
Purchased power	1,242	71	1,024	68
Carbon tax	52	3	33	2
Other	25	1	21	1
Foreign exchange on fuel and purchased power	(1)	-	(39)	(2)
Total	**1,758**	**100**	**1,500**	**100**
Per cent increase (decrease) year over year		17		(6)

In 2025/26, NB Power's fuel and purchased power costs totalled $1,758 million, an increase of $258 million from the previous year. This increase was primarily driven by a $250 million increase in export supply costs for higher sales volumes to U.S. customers.

NB Power generates electricity from multiple sources, including its own generating stations and electricity purchases from neighbouring provinces. Net generation and purchased power increased to 21,362 GWh, an eight per cent increase over 2024/25.

Source of Electricity 2025/26	Production		Cost	
	GWh	%	$	%
Hydro	2,175	10	-	-
Nuclear	3,310	15	17	1
Natural gas	1,035	5	87	5
Coal	2,699	13	156	9
Heavy fuel oil	1,074	5	180	10
Solar	2	-	-	-
Electricity purchases	11,067	52	1,242	71
Other			76	4
Total	**21,362**	**100**	**1,758**	**100**

Operations, Maintenance and Administration

Operations, Maintenance & Administration (OM&A) expenses are those costs related to the operation, maintenance and administration of NB Power's 14 generating facilities, the distribution and transmission infrastructure, which includes approximately 22,000 km of distribution lines and 6,900 km of transmission lines, as well as corporate services. OM&A also includes activities that support reducing and shifting demand through investments in technology, educating customers, promoting efficiencies and offering new products and services.

Continuous improvement is an integral part of NB Power's strategic plan. NB Power is committed to ensuring all areas of the business are cost-sustainable by creating a culture of continuous improvement and all employees are encouraged to suggest opportunities for improvement and participate in improvement initiatives. Continuous improvement work also includes regional co-operation efforts with other utilities aimed at realizing savings through the sharing of best practices. Employees from all areas of the company continue to deliver value to customers through improved work processes and financial savings. In 2025/26, NB Power realized cash savings and other benefits such as avoided costs and increased productivity.

See Note 24 of NB Power's Consolidated Financial Statements for OM&A by category.

Operations, Maintenance and administration (in millions)	2025/26	2024/25
Operations, maintenance and administration expenses	$664	$661
Per cent increase year over year	- %	6%

OM&A costs were $664 million in 2025/26, a $3 million increase compared to 2024/25.

Year-over-year variability in OM&A costs is influenced by the timing of outage work and the impact of external events such as storms.

The increase in 2025/26 was primarily driven by higher levels of storm and forest fire response and expanded energy efficiency programming. These year-over-year cost increases were largely offset by the absence of the PLNGS generator repair costs incurred in 2024/25, as well as cost management initiatives and operational efficiencies.

In 2025/26 NB Power invested $175 million in energy efficiency programs, $134 million of which was funded by provincial and federal governments. The net OM&A impact of $41 million invested by NB Power represents an increase of $5 million compared to 2024/25. The total investments resulted in electricity savings of 93.8 GWh, and an additional 283,184 GJ in energy savings from other fuel sources, resulting in over $237 million of lifetime energy savings for participants.

NB Power realized $66 million in cost optimization savings in 2025/26, representing total in-year benefits from multi-year process improvements and additional efficiencies achieved in the current year.

Depreciation and Amortization

Depreciation and amortization expense is primarily driven by NB Power's capital investment in its generating, transmission and distribution systems. Depreciation of property, plant and equipment is based on a straight-line method of depreciation over the estimated useful service lives of the assets. Useful lives are reviewed annually, external studies are performed every five years and rates are updated as required.

NB Power capitalizes planned major maintenance outages. The outages are cyclical work that is required for safe operation of the generating stations. The useful life of the planned maintenance outage is based on the frequency of the outage.

Depreciation and Amortization (in millions)	2025/26	2024/25
Depreciation and amortization	$436	$419
Per cent increase year over year	4%	18%

Depreciation and amortization costs were $436 million in 2025/26, an increase of $17 million or four per cent compared to 2024/25. Depreciation continues to increase year over year as major maintenance outages are capitalized and depreciated. The increase in 2025/26 was primarily driven by ongoing investments in infrastructure to improve reliability and modernize the grid. These investments include major maintenance outages at the generating stations, as well as expenditures to strengthen the transmission and distribution systems.

Taxes

Taxes expense is comprised of property, utility and right-of-way taxes. Property tax is assessed by the Province of New Brunswick and based on assessed values of NB Power's properties. Utility tax expense is driven by NB Power's capital investment in the transmission and distribution systems and is based on the carrying amount of NB Power's transmission and distribution assets.

Taxes (in millions)	2025/26	2024/25
Taxes	$47	$47
Per cent decrease year over year	- %	(4)%

Taxes were $47 million in 2025/26, consistent with 2024/25.

Finance Costs and Investment Income

Finance costs and investment income is a net cost that has the potential for significant variability due to changes in market values, discount rates and interest rates.

See Note 27 of NB Power's Consolidated Financial Statements for the finance costs by category.

Finance Costs and Investment Income (in millions)	2025/26		2024/25	
	$	%	$	%
Finance costs	(259)	106	(274)	130
Accretion on decommissioning liabilities	(56)	23	(51)	24
Nuclear funds investment income	52	(21)	95	(45)
Sinking funds and other investment income	19	(8)	18	(9)
Total	(244)	100	(212)	100
Per cent increase (decrease) year over year		15		(9)

Finance costs and investment income was $244 million in 2025/26, an increase of $32 million or 15 per cent compared to 2024/25.

Finance costs were $259 million in 2025/26 compared to $274 million in 2024/25, a decrease of $15 million or five per cent primarily due to foreign exchange gains and lower borrowing rates. This decrease was partially offset by higher long-term debt balances.

Sinking funds and other investment income was $19 million in 2025/26 compared to $18 million in 2024/25, an increase of $1 million or six per cent, reflecting higher earnings on sinking fund investments.

Nuclear fund investment income was $52 million in 2025/26, a decrease of $43 million or 45 per cent in comparison to 2024/25. The decrease reflects lower market returns on fund investments year over year.

Accretion on decommissioning funds totalled $56 million in 2025/26, an increase of $5 million or 10 per cent as compared to 2024/25. NB Power is required to dismantle and remove certain assets at the end of their useful lives, resulting in a financial liability that increases over time through the recognition of accretion expense.

Financial Condition

The following table outlines changes in the consolidated statement of financial position from April 1, 2025 to March 31, 2026.

Changes (in millions)	($)	(%)
Cash and restricted cash Refer to Statement of Cash Flow on page 84	120	1,333
Accounts receivable Reduced funding receivable, partially offset by increased receivables from in- and out-of-province customers	(15)	(3)
Material, supplies, fuel Purchase of fuel inventory, primarily heavy fuel oil and coal, to generate electricity	59	26
Prepaid expenses Timing of expense recognition	10	43
Property, plant & equipment Investments in new infrastructure offset by depreciation expense	247	5
Intangible assets Amortization of intangible assets and disposals recognized in the current year	(9)	(16)
Nuclear decommissioning and used fuel management funds Market value changes, withdrawals and deposits	40	4
Sinking fund receivable Installments made during the year together with earnings	71	13
Derivative assets Changes in fair value	(39)	(34)
Regulatory balances Balances arising during the year together with interest, offset by customer recoveries	32	3
Short-term indebtedness Driven by interest rates, timing of long-term debt issuance and short-term cash needs	(292)	(31)
Accounts payable and accrued liabilities Timing of accruals and payments to vendors	42	10
Deferred revenue Recognition of government grants in revenue	12	100
Derivative liabilities Changes in fair value	(16)	(40)
Long-term debt Proceeds of long-term debt issuances offset by debt retirements	878	17
Lease liabilities Principal repayments of lease liabilities	(1)	(3)
Decommissioning and used fuel management liabilities Changes in cost estimates and discount rates	54	5
Post-employment benefits Benefit expense less benefit payments together with actuarial gains and losses	1	1
Provisions for other liabilities and charges Contributions made by customers within the year, offset by revenue recognized in the year	16	23
Equity Net earnings and other comprehensive income	20	41

REGULATORY BALANCES

Regulatory balances are recognized when approved by the New Brunswick Energy and Utilities Board (EUB) or if management believes recovery is probable. Regulatory debit balances represent costs incurred in excess of amounts billed to the customer at EUB-approved rates. Regulatory credit balances represent amounts billed to customers in excess of the costs NB Power incurred.

NB Power has the regulatory balances outlined in the table below.

Regulatory Balances (in millions)	2025/26		2024/25	
	$	%	$	%
Advanced Meter Infrastructure (AMI) Write-Off	10	1	6	1
Allowance for Funds Used During Construction	9	1	8	1
Electricity Sales and Margin Variance Account	(90)	(8)	(75)	(7)
Energy Efficiency and Demand Response Deferral	89	8	59	5
Energy Supply Cost Variance Account	474	40	341	30
Enterprise Resource Planning (ERP) Deferral	4	-	1	-
Lawsuit Settlement with PDVSA	126	11	134	12
Point Lepreau Generating Station Refurbishment	560	47	586	51
PLNGS Replacement Energy Cost Deferral	-	-	27	2
Rate Smoothing Deferral	-	-	63	5
Total	**1,182**	**100**	**1,150**	**100**
Per cent increase year over year		3		27

See Note 12 of NB Power's Consolidated Financial Statements for details on each regulatory account balance.

Regulatory Balance – Advanced Metering Infrastructure (AMI) Write-Off

The AMI Write-Off account had a balance of $10 million at March 31, 2026. In 2025/26, $4 million was recognized in net earnings, consisting of $3 million in planned write-offs and $1 million in interest.

Regulatory Balance – Allowance for Funds Used During Construction (AFUDC)

The AFUDC account had a balance of $9 million at March 31, 2026. In 2025/26, $1 million was recognized in net earnings, relating to AFUDC incurred on capital work in progress.

Regulatory Balance – Electricity Sales and Margin Variance Account

The Electricity Sales and Margin Variance Account had a balance of ($90) million at March 31, 2026. In 2025/26, a $15 million increase was recognized in net earnings, comprised of a $30 million variance compared to budget and $2 million in interest, partially offset by $17 million for the variance account adjustment applied to the account.

Regulatory Balance – Energy Efficiency and Demand Response Deferral

The Energy Efficiency and Demand Response deferral account had a balance of $89 million at March 31, 2026. In 2025/26, $30 million was recognized in net earnings, consisting of $33 million in eligible expenditures and $3 million in interest, partially offset by amortization of $6 million.

Regulatory Balance – Energy Supply Cost Variance Account

The balance of the Energy Supply Cost Variance Account at March 31, 2026 is $474 million. In 2025/26, $133 million was recognized in net earnings, driven by a $191 million variance compared to budget and $12 million in interest charges, partially offset by $70 million for the variance account adjustment applied to the account.

Regulatory Balance – Enterprise Resource Planning (ERP) Deferral

The ERP deferral account had a balance of $4 million at March 31, 2026. In 2025/26, $3 million was added to the account, primarily related to eligible project expenditures associated with the ERP upgrade.

Regulatory Balance – Lawsuit Settlement with Petroleos De Venezuela S.A. (PDVSA)

The lawsuit settlement (PDVSA) account had a balance of $126 million at March 31, 2026. In 2025/26, $8 million was recognized in net earnings, consisting of $6 million in interest charges, partially offset by $14 million in amortization and related interest savings.

Regulatory Balance - Point Lepreau Nuclear Generating Station Refurbishment

The PLNGS refurbishment account had a balance of $560 million at March 31, 2026. In 2025/26, $26 million was recognized in net earnings, consisting of $52 million in amortization, partially offset by $26 million in interest charges.

Regulatory Balance – PLNGS Replacement Energy Cost Deferral

The PLNGS replacement energy deferral account was fully recognized in net earnings as of March 31, 2026. During 2025/26, $27 million in changes to regulatory balances were recognized in net earnings to level replacement energy costs associated with the planned outage at PLNGS for fiscal years 2024/25 and 2025/26. This was a temporary account, to March 31, 2026.

Regulatory Balance – Rate Smoothing Deferral

The rate smoothing account was fully recognized in net earnings as of March 31, 2026. The account reduced the 2024/25 average rate increase from 14.4 per cent to 9.14 per cent and increased the 2025/26 average rate increase from 5.0 per cent to 9.14 per cent. This was a temporary account, to March 31, 2026.

CAPITAL RESOURCES

NB Power raises its capital through operating activities and through short- and long-term borrowings. NB Power borrows from the Province of New Brunswick to take advantage of the Province of New Brunswick's credit rating. NB Power pays an annual debt portfolio fee and interest on short- and long-term debt to the Province of New Brunswick. Interest rates on short-term debt ranged from a low of 2.21 per cent to a high of 2.74 per cent during the year. Interest rates on long-term debt ranged from a low of 1.80 per cent to a high of 6.29 per cent within the portfolio.

Capital resource requirements for NB Power consist primarily of working capital needs, capital expenditures and debt servicing and repayment. NB Power's capital resources consist primarily of cash flow from operations, investments and proceeds from debt issuances. Cash from operations depends on several factors including commodity prices, regulatory decisions relating to electricity rates and the associated timing and recovery of costs incurred to service customers, foreign exchange rates and out-of-province sales.

Cash Flow Highlights

Cash Flow Highlights (in millions)	2025/26	2024/25	Change
Cash provided by operating activities	$464	$163	$301
Cash used in investing activities	(665)	(593)	(72)
Cash provided by financing activities	321	429	(108)
Increase (decrease) in cash	**$120**	**$(1)**	**$121**

Operating Activities

Cash provided by operating activities is the cash generated by NB Power's core business activities. Operating activities include the sale of electricity and miscellaneous revenue less the cost to generate revenue.

Cash provided by operating activities was $464 million in 2025/26, a $301 million increase compared to 2024/25. The increase was primarily driven by higher export sales volumes associated with expanded contracts in the U.S., which contributed to stronger cash receipts from operations.

Investing Activities

Cash used in investing activities are those cash flows generated by or used in the purchase or sale of long-term assets and investments. Utilities are a capital-intensive industry. NB Power continues to invest in its infrastructure to ensure high system reliability. Investments are made to maintain existing generation, transmission and distribution assets and include replacement and refurbishment activities. A portion of resources is allocated to major projects, including the Mactaquac Life Achievement Project and AMI, as well as to spending related to the expansion of NB Power's core business to meet customer demand. NB Power also invests in new technologies to ensure the most reliable and efficient electricity grid.

Cash used in investing activities was $665 million in 2025/26, a $72 million or 12 per cent increase compared to 2024/25. The increase is largely the result of higher expenditures on property, plant and equipment including ongoing asset replacement, maintenance outages and major project-related spending.

Financing Activities

Financing activities are the transactions with external parties such as shareholders and creditors and include changes in debt and sinking fund installments and redemptions. NB Power undertakes these activities to raise capital (short- and long-term borrowings) to fund operations or capital investments.

Financing Activities (in millions)	2025/26	2024/25	Change
Proceeds on long-term debt	$874	$151	$723
Debt retirements	(200)	(50)	(150)
(Decrease) increase in short-term indebtedness	(292)	384	(676)
Sinking fund installments	(57)	(51)	(6)
Sinking fund redemptions	5	5	-
Repayment of lease liabilities	(9)	(10)	1
Cash provided by financing activities	**$321**	**$429**	**$(108)**

Cash provided by financing activities was $321 million in 2025/26, a $108 million decrease compared to 2024/25. The decrease was primarily driven by a reduction in short-term indebtedness of $292 million. This decrease was partially offset by higher proceeds from long-term debt of $874 million, reflecting increased borrowing to fund capital investments.

CAPITAL MANAGEMENT

NB Power's target minimum debt/equity ratio is 80/20 as prescribed in the *Electricity Act*. NB Power is committed to making steady progress toward this goal while also maintaining NB Power's commitment to keeping rates as low as possible.

Capital Management (in millions)	2025/26	2024/25
Long-term debt	$6,074	$5,196
Current portion of long-term debt	-	200
Lease liabilities	37	38
Currrent portion of lease liabilities	8	7
Finance liability	35	35
Short-term indebtedness	662	954
Sinking fund receivable	(637)	(566)
Cash	(6)	(9)
Restricted cash	(123)	-
Total net debt	**$6,050**	**$5,855**
Retained earnings	$545	$532
Accumulated other comprehensive loss (AOCI)	(41)	(48)
Total capital	**$6,554**	**$6,339**
Percentage of net debt in capital structure	**92%**	**92%**

Factors Impacting Debt

NB Power experienced a $195 million increase in net debt in 2025/26, compared to an increase of $427 million in 2024/25, resulting in a favourable year-over-year variance of $232 million. The increase to net debt was primarily driven by capital expenditures, partially offset by stronger operating cash flows.

CRITICAL ACCOUNTING POLICY CHANGES

Future Changes

Please refer to Note 2(e) of the Consolidated Financial Statements for a listing of new standards to be implemented.

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

Please refer to Note 2(b) and 2(c) of the Consolidated Financial Statements for a listing of NB Power's significant accounting estimates and judgments.

RISK MANAGEMENT

NB Power operates in a complex and changing business environment and faces a number of risks in the fulfilment of its strategic plan and mandate. A number of market-driven financial risks, such as energy and commodity prices, as well as operational risks, including safety, environmental and strategic risks pose major challenges to its business. These risks can influence cash flow, earnings and the ability to provide value to stakeholders.

Effective risk management is a necessary and integral part of good business practices. NB Power manages its risks through business-wide systematic, proactive and integrated processes to identify, understand, manage and communicate risks that may impact NB Power's ability to achieve its strategic objectives.

Enterprise Risk Management

Risks are managed through NB Power's enterprise risk management program. Corporate strategy and objectives serve as the foundation of all management activities, and as part of the planning process, the Board sets the overall risk appetite and tolerances for the Corporation.

The enterprise risk management process employs a consistent methodology across the organization that results in a comprehensive view of risk that is regularly reported to management and the Board. The methodology and reporting are supported by continuous, open conversations about risk that allow key individuals to have a shared understanding of internal and external factors that can negatively impact NB Power's objectives. Risks that could prevent achieving organizational objectives are identified, evaluated and managed through periodic risk assessments and the implementation of response plans and process controls for high-priority risks.

By embedding risk management techniques in day-to-day operations, NB Power is better equipped to identify risks affecting its goals and to manage risks in ways that are consistent with the company's strategy.

Financial Risk Management

Market-driven financial risk is managed through NB Power's financial risk management policies, which are focused on those areas that most significantly impact profitability and cash flow. NB Power undertakes financial risk management activities where possible, including through the use of physical and financial instruments like forward purchase contracts, to help improve the predictability of the underlying costs related to activities or sources of risk that include but are not limited to

- purchasing of energy and renewable energy credits
- procurement of fuel and related transport
- foreign exchange and commodity price variability
- interest rate variability
- default on contractual obligations by counterparties
- undertaking of unauthorized financial risk
- inappropriate or invalid financial risk management models

Top Corporate Risks

NB Power evaluates its top corporate risks periodically and the risks do change over time. The following section explains the top 12 corporate risks in 2025/26.

Financial Sustainability

NB Power has a legislative requirement to meet a minimum debt to equity capital structure of 80/20 over time. NB Power's lack of progress has raised the concern of the province's Auditor General and the provincial government's credit rating agencies. If NB Power does not make meaningful progress toward improving its capital structure, then NB Power's ability to remain a financially viable organization may be challenged. The resulting impact would be potential downgrading of the province's credit rating, increasing borrowing costs and impeding future investment options in critical infrastructure like the Mactaquac Generation Station.

Financial sustainability will be achieved by employing a multi-faceted approach to increasing free cash flow. The approach includes developing a financial roadmap, implementing aggressive cost optimization changes, leading class investment and capital governance processes, appropriate rate increases to cover costs and meet debt/equity targets, the use of regulatory deferrals to recover prudently incurred costs and pursuing in- and out-of-province market opportunities. In addition, pursuing incentive funding and alternative approaches to the ongoing financing of existing assets and future investment requirements will be explored along with strategic partnerships.

Energy Security

In-province load is growing and customer demands are evolving. NB Power is also faced with changing generation and load profiles, evolving climate change policies and long lead times to select and build new generation and transmission. As a result, without taking appropriate action, the utility may fail to meet future energy needs, leading to an inability to serve customers, regulatory sanctions and reputational impact.

As a winter peaking utility, NB Power commonly experiences the highest peaks in January and February, which are the coldest months the province faces. However, an energy shortfall could happen at any time in the year during periods when generating stations or transmission interconnections are unavailable.

Energy security is a top priority for the utility and several initiatives are underway to reduce this risk. NB Power is growing the peak/industrial demand response program for winter 2026, developing a Distributed Energy Resource (DER) and Demand Response strategy to help address capacity requirements, developing a Time to Build roadmap for generation and transmission projects and strengthening processes to increase organizational readiness should a capacity scarcity incident occur.

NB Power recently received approval from the New Brunswick Energy and Utilities Board to contract with a new 500 MW dual-fuel combustion turbine facility following a regulatory hearing. NB Power is expanding in-province generating capacity through the contracting of new wind generation and is also exploring opportunities for new nuclear generation, the conversion of Belledune Generation Station to biomass to enable the Station to operate beyond 2030 and planning for the Mactaquac Life Achievement Project to serve New Brunswickers in the longer term.

Cybersecurity

Cybersecurity issues are a day-to-day struggle for businesses around the world and instances of hacked and breached data from corporate systems are increasingly common. NB Power relies on information and operational technologies to conduct its business, and these systems need to be maintained and secured.

The risk of attack for NB Power is increasing, as it is for other businesses, due to the increasing reliance on information communication technology and the sophistication of people trying to gain access to data. NB Power carries cyber insurance to mitigate the financial impact in the event a breach occurs.

NB Power has a dedicated and well-trained cybersecurity team that is focused on protecting NB Power's systems. Part of that work includes educating all employees about the risk of cyberattack through mandatory training and continuous testing. The Corporation's security perimeter is robust and continues to be strengthened through periodic reviews by third parties that are aimed at identifying gaps. NB Power also collaborates with industry and academia, which helps to inform the utility's approach to cybersecurity.

NB Power trains all staff in the safe and appropriate use of technology related to their roles. All NB Power employees are required to complete cybersecurity training on an annual basis and the Corporation routinely assesses training effectiveness and awareness through the use of continuous phishing testing.

Point Lepreau Nuclear Generating Station reliability

The safe and reliable operation of PLNGS is critical to NB Power's financial and environmental performance. The operation of a nuclear facility is complex and has a significant amount of regulatory oversight on all aspects of the operation to ensure the necessary processes and behaviours are in place for the safe and reliable operation of the Station. NB Power aspires to be a world-class nuclear operator and welcomes interactions with regulators, professional organizations and peers.

Some major PLNGS equipment has run well beyond its typical design life of 30 years. The aged equipment has the potential to cause a major outage due to sudden failure.

A strategy for the replacement of key components has been developed that will decrease the risk to PLNGS as components are replaced over the next several years. The strategy has been embedded in outage plans, long-term asset management activities and budgets. Risk is also being mitigated through the online monitoring of certain equipment and the procurement of critical spare components.

Conventional Generation Reliability

NB Power has a diverse mix of generation resources and power purchase agreements. A large portion of NB Power's generation infrastructure was installed in the 1950s, 60s and 70s and is coming due for replacement or refurbishment. NB Power's generation system comprises base-loaded facilities that run year-round as well as units that typically operate only on the coldest days of winter when New Brunswick experiences periods of high (peak) energy consumption. It is critical that all generating facilities operate reliably to ensure NB Power can meet energy demand.

NB Power has been focusing on improving the management of planned and unplanned outages, improving visibility on areas of generation reliability risk, enhancing asset condition and performance assessments and executing key capital and maintenance investments.

Major Projects

NB Power will be executing several major projects over the next 15 to 20 years, including the Mactaquac Life Achievement Project, the Belledune Alternative Fuel Project and transmission infrastructure projects in the southern part of the province. In order to transition to a cost-effective clean energy supply and modernize the grid, it is critical for the utility to execute major projects on time and on budget.

NB Power has engaged with other utilities to understand how they are currently managing major project governance, project delivery models and organizational structure, including lessons learned and any recommendations to help ensure successful project delivery. The utility has also engaged a third party to help establish a major projects organization in the utility and implement processes that reflect best practice in major project management.

Business Continuity

If a significant disruption occurs, such as a cybersecurity attack, without a fully developed and coordinated continuity framework, the utility may experience inconsistent response capabilities, prolonged customer outages, financial losses, regulatory penalties and reputational harm.

NB Power has initiated work to strengthen the corporate business continuity program, including performing a complete current-state review of business continuity management, developing an inventory of critical business processes and supporting assets and benchmarking the program against industry standards. NB Power will also complete selected business impact assessments, assess threats and vulnerabilities and implement improvements.

Erosion Of Trust

NB Power faces a risk of declining trust among stakeholders and key external partners due to concerns related to billing accuracy, perceived lack of transparency, inconsistent service reliability, higher rates, limited understanding of smart meter benefits and the value of grid investments as well as a growing perception of organizational mismanagement.

To manage this risk, NB Power has identified key stakeholder groups, including municipalities, industry associations, chambers of commerce, contractors, elected officials and economic development partners. The utility is planning targeted speaking engagements, engagement and education sessions on high-interest topics, expanded outreach efforts and the development of a multi-year action plan aimed at increasing transparency and increasing trust. Research into stakeholder needs and sentiment is underway to refine future actions and additional work is planned to establish more specific risk indicators for these stakeholder groups beyond existing residential measures.

Transformational Effectiveness

NB Power is transforming. *Energizing Our Future: Strategic Plan 2023-2035* outlines six strategic transformers, each with several initiatives that will ensure NB Power delivers competitive value to customers while transitioning to a cost-effective clean energy supply, modernizing the grid and driving electrification and load growth. With such a comprehensive and complex transformation there will be challenges to achieving the utility's strategic objectives within planned timelines due to complexities in areas such as project governance, change management and resource allocation.

The recently released Government of New Brunswick's *Fit for the Future: A Comprehensive Review of NB Power*, which included an independent panel and public engagement across the province, will also lead to change within the utility and the energy sector in the province. The review identified areas where improvements are needed and included 50 recommendations involving NB Power, government, regulators and other partners. NB Power will continue to work in partnership with the Shareholder to advance priorities and address recommendations.

To ensure an effective transformation, the utility is improving processes that will lead to better project management, including resource allocation, estimating, tracking benefits realization and metrics, aligning multiple competing priorities and enhancing risk management. Improved project management processes will ensure risks to achieving objectives are mitigated, staff and leaders feel supported as they understand and adapt to changes, there is timely, meaningful communication to internal and external stakeholders and there is stronger governance of activities across the organization.

Digital Transformation

Digital transformation refers to the process of leveraging digital technologies and capabilities to enable business model changes and transformation. Digitization puts technology at the forefront of business value creation. NB Power is transforming, driven by a desire to meet customers' evolving expectations while placing the utility in a stronger financial position and continuing the path to greener energy, for which technology is a critical enabler.

NB Power must adapt its organizational structure to reach a higher level of information technology (IT) business engagement. The goal is to shift away from an organizational design focused on responding to demand to a design that drives demand for transformation. Shifting from focusing on back-end IT capabilities to front-office IT capabilities will take many years to accomplish.

To achieve these transformational goals, NB Power is maturing its information and technology operating model to match the digital ambitions by focusing on talent, organizational structure, sourcing and partnerships. NB Power's Digital Technology organization has developed a digital strategy and roadmap for NB Power that focuses on key enabling capabilities and targeted business outcomes. A key component of the strategy is the Enterprise Platform Modernization program, also known as our ERP upgrade, which is underway with the main elements planned to be completed in September 2028 and additional work completed in Spring 2029.

Transmission and Distribution Reliability

As with its fleet of conventional generating stations, a large portion of NB Power's transmission and distribution infrastructure was installed in the 1950s, 60s and 70s and is coming due for replacement or refurbishment. The situation is exacerbated by the increasing frequency and intensity of storms that can cause extensive damage and result in extended customer outages. Increasing costs and resource constraints limit the pace at which the utility can refurbish infrastructure and storm harden the most vulnerable transmission and distribution lines.

NB Power undertakes rigorous planning in accordance with Northeast Power Coordinating Commission and North American Electric Reliability Corporation reliability standards that ensures the transmission system is planned to meet future needs and maintain customer reliability. The utility has also prepared transmission and distribution renewal, storm hardening, vegetation management and right-of-way widening plans that will allow it to address high-risk areas and is focusing on improving its response to storm events.

Consolidated Financial Statements

Independent Auditor's Report

Report of Management

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Independent auditor's report

To the Honourable Louise Imbeault,
Lieutenant-Governor of New Brunswick

Opinion

We have audited the consolidated financial statements of **New Brunswick Power Corporation** and its subsidiaries [the "Corporation"], which comprise the consolidated statement of financial position as at March 31, 2026, and the consolidated statement of earnings, consolidated statement of comprehensive income, consolidated statement of equity, and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Corporation as at March 31, 2026, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the consolidated financial statements* section of our report. We are independent of the Corporation in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other information

Management is responsible for the other information. The other information comprises the information, other than the consolidated financial statements and our auditor's report thereon, in the Annual Report.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information, and in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

The Annual Report is expected to be made available to us after the date of the auditor's report. If based on the work we will perform on this other information, we conclude there is a material misstatement of other information, we are required to report that fact to those charged with governance

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Corporation's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Corporation or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Corporation's financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Corporation's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Corporation to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Ernst & Young LLP

Chartered Professional Accountants

Saint John, Canada
June 23, 2026

REPORT OF MANAGEMENT

The consolidated financial statements of New Brunswick Power Corporation (NB Power) are the responsibility of management and have been prepared in accordance with IFRS. The preparation of financial statements necessarily involves the use of estimates based on management's best judgment, particularly when transactions affecting the current period cannot be finalized with certainty until future periods.

In management's opinion, the consolidated financial statements have been properly prepared within the framework of material accounting policies summarized in the consolidated financial statements and incorporate, within reasonable limits of materiality, information available up to June 23, 2026. The financial information presented in Management's Discussion & Analysis (MD&A) and elsewhere in this report is consistent with that in the consolidated financial statements.

Management maintains appropriate systems of internal control which provide reasonable assurance that NB Power's assets are safeguarded and appropriately accounted for, that financial records are relevant, reliable, and accurate, and that transactions are executed in accordance with management's authorization. This system includes corporatewide policies and procedures, as well as the appropriate delegation of authority and segregation of responsibilities within the organization. An internal audit function independently evaluates the effectiveness of these controls on an ongoing basis and reports its findings to management and the Audit and Finance Committee of the Board of Directors.

The Board of Directors, through the Audit and Finance Committee, is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Audit and Finance Committee consists entirely of outside Directors. At regular meetings, the Committee reviews audit, internal control and financial reporting matters with management, the internal auditors and the external auditors to satisfy itself that each is properly discharging its responsibilities.

The financial statements and the Independent Auditor's Report have been reviewed by the Audit and Finance Committee and have been approved by the Board of Directors. The internal and external auditors have full and open access to the Audit and Finance Committee with and without the presence of management.

515 Rue King Street, Fredericton, NB Canada E3B 4X1
T 506.458.4444 F 506.458.6880 www.energienb.com | www.nbpower.com

The consolidated financial statements have been examined by Ernst & Young LLP. The external auditor's responsibility is to express its opinion on whether the consolidated financial statements are fairly presented in accordance with IFRS.

On behalf of management

________________________________	________________________________
President and Chief Executive Officer	Chief Financial Officer
Lori Clark	Justin Urquhart
June 23, 2026	June 23, 2026

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts are expressed in millions of Canadian dollars except where indicated)

March 31	Note	2026	2025
Assets			
Current assets			
Cash		**$ 6**	$ 9
Restricted cash	5	**123**	-
Accounts receivable	6	**505**	520
Materials, supplies and fuel	7	**289**	230
Prepaid expenses		**33**	23
Derivative assets	29	**56**	86
Total current assets		**1,012**	868
Non-current assets			
Property, plant and equipment	8	**5,275**	5,028
Intangible assets	9	**46**	55
Nuclear decommissioning and used fuel management funds	10	**1,057**	1,017
Sinking fund receivable	11	**637**	566
Derivative assets	29	**21**	30
Non-current prepaid expenses		**19**	17
Total non-current assets		**7,055**	6,713
Total assets		**8,067**	7,581
Regulatory balances	12	**1,182**	1,150
Total assets and regulatory balances		**$ 9,249**	$ 8,731

The accompanying notes form part of the consolidated financial statements

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Amounts are expressed in millions of Canadian dollars except where indicated)

March 31	Note	2026	2025
Liabilities and equity			
Current liabilities			
Short-term indebtedness	13	**$ 662**	$ 954
Accounts payable and accrued liabilities		**467**	425
Deferred revenue		**12**	-
Accrued interest on short and long-term debt		**33**	30
Current portion of long-term debt	14	**-**	200
Current portion of lease liabilities	15	**8**	7
Derivative liabilities	29	**18**	20
Total current liabilities		**1,200**	1,636
Non-current liabilities			
Long-term debt	14	**6,074**	5,196
Lease liabilities	15	**37**	38
Decommissioning and used fuel management liabilities	17	**1,204**	1,150
Post-employment benefits	18	**102**	101
Provisions for other liabilities and charges	19	**87**	71
Finance liability	20	**35**	35
Derivative liabilities	29	**6**	20
Total non-current liabilities		**7,545**	6,611
Total liabilities		**8,745**	8,247
Shareholder's equity			
Accumulated other comprehensive loss		**(41)**	(48)
Retained earnings		**545**	532
Total equity		**504**	484
Total liabilities and equity		**$ 9,249**	$ 8,731

On behalf of New Brunswick Power Corporation

Chair

President and Chief Executive Officer

The accompanying notes form part of the consolidated financial statements

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF EARNINGS

(Amounts are expressed in millions of Canadian dollars except where indicated)

For the year ended March 31	Note	2026	2025
Revenue			
Sales of electricity			
In-province	21	**$ 2,004**	$ 1,842
Out-of-province	21	**984**	650
Miscellaneous	22	**142**	127
		3,130	2,619
Expenses			
Fuel & purchased power	23	**1,758**	1,500
Operations, maintenance & administration expenses	24	**664**	661
Depreciation and amortization	25	**436**	419
Property/utility taxes	26	**47**	47
		2,905	2,627
Operating earnings (loss)		**225**	(8)
Finance costs	27	**(259)**	(274)
Accretion on decommissioning liabilities	17	**(56)**	(51)
Nuclear funds investment income	10	**52**	95
Sinking funds and other investment income	11	**19**	18
Net loss before changes in regulatory balances		**(19)**	(220)
Net change in regulatory balances	12	**32**	243
Net earnings		**$ 13**	$ 23

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts are expressed in millions of Canadian dollars except where indicated)

For the year ended March 31	Note	2026	2025
Net earnings		**$ 13**	$ 23
Other comprehensive income			
Items that may be reclassified subsequently to earnings			
Net unrealized gain on derivatives designated as cash flow hedges	29	**85**	87
Amortization of interest settlement		**2**	2
Reclassification to net earnings of settled derivatives designated as cash flow hedges	29	**(79)**	(31)
		8	58
Items that will not be classified to earnings			
Net actuarial loss on post employment benefits	18	**(1)**	(3)
Other comprehensive income		**7**	55
Total comprehensive income		**$ 20**	$ 78

The accompanying notes form part of the consolidated financial statements

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF EQUITY

(Amounts are expressed in millions of Canadian dollars except where indicated)

	Accumulated other comprehensive loss (AOCI)					
	Cash flow hedges (Note 29)	**Amortization of interest settlement**	**Post-employment benefits actuarial losses (Note 18)**	**AOCI**	**Retained earnings**	**Total equity**
Balance, April 1, 2024	$ (19)	$ (30)	$ (54)	$ (103)	$ 509	$ 406
Net earnings for the year	-	-	-	-	23	23
Other comprehensive income (loss)	56	2	(3)	55	-	55
Balance, March 31, 2025	37	(28)	(57)	(48)	532	484
Net earnings for the year	**-**	**-**	**-**	**-**	**13**	**13**
Other comprehensive income (loss)	**6**	**2**	**(1)**	**7**	**-**	**7**
Balance, March 31, 2026	**$ 43**	**$ (26)**	**$ (58)**	**$ (41)**	**$ 545**	**$ 504**

The accompanying notes form part of the consolidated financial statements

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts are expressed in millions of Canadian dollars except where indicated)

For the year ended March 31	Note	2026	2025
Net earnings		**$ 13**	$ 23
Operating activities			
Depreciation and amortization	25	**436**	419
Finance charges	27	**259**	274
Net change in regulatory balances	12	**(32)**	(243)
Investment income	10 & 11	**(71)**	(114)
Accretion on decommissioning liabilities	17	**56**	51
Other amounts charged to operations not requiring a cash payment		**37**	12
Net change in non-cash working capital balances	33	**1**	2
		699	424
Interest paid		**(244)**	(259)
Customer contributions	19	**19**	7
Post-employment benefit payments	18	**(7)**	(7)
Long-term prepayments		**(3)**	(2)
Net cash flows from operating activities		**464**	163
Investing activities			
Expenditures on property, plant, equipment and intangible assets, net of proceeds and government grants		**(657)**	(581)
Used fuel management and decommissioning fund net withdrawals		**11**	17
Cash expenditures on decommissioning	17	**(19)**	(29)
Net cash used in investing activities		**(665)**	(593)
Financing activities	28		
Proceeds from long-term debt issuances	14	**874**	151
Debt retirements	14	**(200)**	(50)
(Repayment of) proceeds from short-term indebtedness	13	**(292)**	384
Sinking fund installments	11	**(57)**	(51)
Sinking fund redemptions	11	**5**	5
Principal repayment of lease liabilities	15	**(9)**	(10)
Net cash flows from financing activities		**321**	429
Net cash inflow (outflow)		**120**	(1)
Cash and cash equivalents, beginning of year	10	**9**	10
Cash and cash equivalents, end of year		**$ 129**	$ 9

Cash		**$ 6**	$ 9
Restricted cash	5	**123**	-
Total cash and cash equivalents		**$ 129**	$ 9

The accompanying notes form part of the consolidated financial statements

1. DESCRIPTION OF BUSINESS

New Brunswick Power Corporation (NB Power) was established in the Province of New Brunswick in 1920. It is a subsidiary of New Brunswick Power Holding Corporation (NB Power Holding), a provincially owned Crown corporation. NB Power generates, purchases, transmits, distributes and sells electricity and operates under the mandate and authority of the *New Brunswick Electricity Act*. The *New Brunswick Electricity Act* gives the New Brunswick Energy and Utilities Board (EUB) the power to regulate NB Power to ensure customers receive safe, reliable energy services at fair rates and the Province, as shareholder, is afforded a reasonable opportunity to earn a fair return on investment. NB Power has one wholly owned subsidiary, New Brunswick Energy Marketing Corporation (NB Energy Marketing). NB Energy Marketing, also a provincial Crown corporation, conducts energy trading activities in markets outside of New Brunswick. Its mandate is to purchase electricity to serve load in New Brunswick and outside New Brunswick and to market excess energy generated to other jurisdictions. The financial results of NB Energy Marketing are included in the consolidated financial statements of NB Power.

NB Power and NB Energy Marketing's head offices are located in Fredericton, New Brunswick.

As provincial Crown corporations, NB Power and NB Energy Marketing are not subject to federal and provincial income taxes.

2. BASIS OF PREPARATION

NB Power's annual audited consolidated financial statements have been prepared in accordance with IFRS Accounting Standards. These consolidated financial statements have been prepared on the historical cost basis except for derivative instruments (Note 29) and the nuclear decommissioning and used fuel management funds (Note 10). These consolidated financial statements are presented in Canadian dollars, which is the functional currency of NB Power. These consolidated financial statements were authorized for issue by the Board of Directors on June 23, 2026.

a. Assumptions and estimation uncertainty

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the following

- application of accounting policies,
- reported amounts of assets and liabilities as at the date of the financial statements,
- reported amounts of revenue and expenses during the reporting period, and
- disclosure of contingent assets and liabilities.

Actual results could differ from the estimates.

Estimates and assumptions are reviewed on an ongoing basis. Any revisions to these estimates or assumptions are recognized in the period of the change and any future period as applicable.

2. BASIS OF PREPARATION (CONTINUED)

b. Estimates

The following lists the notes that refer to the significant estimates.

Note reference	Estimate
Note 3.d	Estimation of useful life of property, plant and equipment
Note 3.g	Recognition and measurement of decommissioning and used fuel management liabilities
Note 3.h	Measurement of defined benefit obligations: key actuarial assumptions
Note 3.i	Recognition and measurement of provisions and contingencies
Note 3.j	Measurement of unbilled revenue
Note 3.n	Financial instruments: fair value measurement

c. Judgments

The following lists the notes where judgment is applied in accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements.

Note reference	Judgment
Note 3.b	Recognition, measurement and recoverability of regulatory balances
Note 3.d	Property, plant and equipment: capitalization of costs
Note 3.m	Leases: whether an arrangement contains a lease and lease classification
Note 30	Credit losses

d. New standards and interpretations adopted

There were no new standards or amendments adopted during the year that would have a material impact on the consolidated financial statements.

(Amounts are expressed in millions of Canadian dollars except where indicated)

2. BASIS OF PREPARATION (CONTINUED)

e. New standards and interpretations not yet adopted

New standards, amendments to standards and interpretations not yet effective at March 31, 2026 and have not been applied in the preparation of the March 31, 2026 consolidated financial statements are summarized in the following table.

Standard	Effective date
Annual Improvements to IFRS Accounting Standards – Volume 11	April 1, 2026
IFRS 7, *Financial Instruments: Disclosures* and IFRS 9, *Financial Instruments*	April 1, 2026
IFRS 9, *Financial Instruments* and IFRS 7, *Financial Instruments: Disclosures*	April 1, 2026
IFRS 18, *Presentation and Disclosure in Financial Statements*	April 1, 2027
IFRS 19, *Subsidiaries without Public Accountability*	April 1, 2027

The IASB issued nine narrow scope amendments as part of its periodic maintenance of IFRS accounting standards. The amendments include clarifications, simplifications, corrections or changes to improve consistency in IFRS 1, *First-time Adoption of International Financial Reporting Standards*, IFRS 7, *Financial Instruments: Disclosures* and its accompanying guidance on implementing IFRS 7, IFRS 9, *Financial Instruments*, IFRS 10, *Consolidated Financial Statements* and IAS 7, *Statement of Cash Flows*.

The IASB issued amendments to IFRS 7, *Financial Instruments: Disclosures* and IFRS 9, *Financial Instruments*. The amendments are made with respect to Nature Dependent Purchase Power Agreements. They clarify the application of “own use” requirements, permit the application of hedge accounting if contracts are used as hedging instruments, and add new disclosure requirements.

The IASB issued amendments to IFRS 9, *Financial Instruments* and IFRS 7, *Financial Instruments: Disclosures*. The amendments introduce three new disclosure objectives to provide information about the derecognition of financial liabilities, the assessment of the cash flow characteristics of financial assets, and the treatment for non-recourse assets. The amendments also require additional disclosures for financial assets and liabilities with contractual terms that reference a contingent event.

The IASB issued IFRS 18, *Presentation and Disclosure in Financial Statements*, which replaces IAS 1, *Presentation of Financial Statements*. The standard introduces new categories and subtotals in the statement of profit or loss. The standard also requires disclosure of management-defined performance measures and includes new requirements for the location, aggregation and disaggregation of financial information.

The IASB issued IFRS 19, *Subsidiaries without Public Accountability*, which allows eligible entities to elect to apply reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS Accounting Standards.

NB Power is in the process of evaluating the impact of these amendments on the consolidated financial statements.

3. MATERIAL ACCOUNTING POLICIES

a. Basis of consolidation

Subsidiary

NB Power's consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiary, New Brunswick Energy Marketing Corporation. All inter-company transactions and balances have been eliminated on consolidation.

b. Rate regulation

NB Power has adopted IFRS 14, *Regulatory Deferral Accounts* as at March 31, 2016. Under IFRS 14, regulatory balances are recognized for rate setting and financial reporting purposes if the EUB approves the regulatory treatment or if management believes the regulatory treatment is probable.

Regulatory debit and credit balances are recognized if it is probable that future billings or credits to rate payers in an amount at least equal to the deferred cost or benefit will result from inclusion of those elements in allowable inputs for rate-making purposes. The regulatory debit balances are assessed on an ongoing basis for recoverability and should management no longer consider it probable that an asset will be recovered, the deferred costs are charged to earnings in that period.

c. Materials, supplies and fuel inventory

Inventories are measured at the lower of cost and net realizable value. Inventories of materials, supplies, and fuel other than nuclear fuel are recorded at average cost. Nuclear fuel is recorded at cost using the first-in, first-out method. The cost of inventory includes directly attributable costs of bringing the inventory to the location and condition necessary to be used.

Renewable energy credits are measured at the lower of average cost and net realizable value. Qualifying renewable energy projects receive renewable energy credits for the generation and delivery of renewable energy. These credits can be traded and are primarily sold under fixed contracts. Revenue for these contracts is recognized at a point in time, upon generation of the associated electricity. Any credits generated above contracted amounts are held in inventory, with the offset recorded as a decrease in operating expenses.

d. Property, plant and equipment

Property, plant and equipment (PP&E) is measured at cost. If significant parts of PP&E have different useful lives they are recorded as separate components of PP&E.

3. MATERIAL ACCOUNTING POLICIES (CONTINUED)

d. Property, plant and equipment (Continued)

Cost of additions

The cost of additions to PP&E includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes expenditures that are directly attributable to the construction of the asset including

- contracted services,
- direct labour and material,
- borrowing costs on qualifying assets,
- estimated costs of decommissioning,
- estimated costs of the removal of used nuclear fuel,
- corporate overhead directly attributable to the constructed asset, and
- other expenses directly related to capital projects,

less

- government grants.

Major inspections and overhauls

NB Power incurs costs at its generating stations for major inspections and overhauls. These costs are capitalized if they are considered qualifying capital and occur in regular intervals of at least two years. They are capitalized as separate components and depreciated over the period to the next major inspection or overhaul. Day-to-day maintenance costs are expensed as incurred.

Right-of-use assets

Right-of-use assets are included in the balance of property, plant and equipment.

Borrowing costs on qualifying assets

Interest is capitalized if a project is six months or longer in duration. Borrowing costs are calculated monthly based on the weighted average cost of general borrowings.

Subsequent expenditures

NB Power assesses subsequent expenditures related to PP&E to determine if they are capital or operating in nature. Subsequent expenditures are capitalized if they increase the future economic benefits of the asset.

Depreciation

Depreciation is provided for all assets on a straight-line basis over the estimated useful life of each component of PP&E.

(Amounts are expressed in millions of Canadian dollars except where indicated)

3. MATERIAL ACCOUNTING POLICIES (CONTINUED)

d. Property, plant and equipment (Continued)

Estimated service lives

The estimated service lives of PP&E are reviewed annually and any changes are applied prospectively. The following are the major categories of PP&E and estimated service lives.

Assets	Years
Nuclear generating station	4 - 57
Hydro generating stations	4 - 100
Thermal generating stations	2 - 64
Combustion turbine generating stations	10 - 40
Transmission system	19 - 70
Terminals and substations	15 - 62
Distribution system	10 - 53
Buildings and properties	10 - 54
Computer systems	6
Motor vehicles	8 - 21
Miscellaneous assets	15

Derecognition

A component of PP&E is derecognized when it is taken out of service or if there is no future economic benefit expected from its use. When a component is derecognized the cost and accumulated depreciation are written off with the gain or loss on disposal recognized as depreciation expense.

Impairment

NB Power evaluates its PP&E annually to assess indicators of impairment. NB Power assesses impairment at the consolidated entity level as this is the relevant cash-generating unit (CGU). If indicators of impairment are identified, the CGU is tested for impairment by determining the recoverable amount of the CGU, and an impairment loss will be recognized in earnings equal to the amount by which the carrying amount exceeds the recoverable amount. The recoverable amount of an asset is determined as the higher of its fair value less costs of disposal and the asset's value in use.

e. Intangible assets

Intangible assets are measured at cost and amortized over their estimated useful lives and assessed for impairment whenever there is an indicator that the intangible asset may be impaired.

Assets	Years
Nepisiguit Falls (statutory right)	50
Software	6
Other	6 - 20

3. MATERIAL ACCOUNTING POLICIES (CONTINUED)

f. Long-term debt

Long-term debt is measured at amortized cost using the effective interest method. The estimated fair value of the long-term debt is disclosed in Note 29 using market values or estimates of market values based on debt with similar terms and maturities. The unamortized balance of the discounts and premiums are included in long-term debt and amortized over the term of the debt issue to which they pertain on an effective interest basis.

g. Decommissioning liabilities

Assets for which decommissioning liabilities are, or could be, recorded primarily include generation assets and used nuclear fuel.

For the generation assets, the anticipated future costs are based on detailed studies that take into account various assumptions regarding

- the method and timing of dismantling the generating stations, and
- estimates of inflation rates in the future.

NB Power reviews such calculations annually for

- potential developments in the decommissioning technologies, and
- changes in the various assumptions and estimates inherent in the calculations.

The estimated present values of the costs of decommissioning the generating stations at the end of their useful lives have been recognized as a liability as at March 31, 2026. The liability accounts are charged for current expenditures incurred related to plant decommissioning. Accretion expense is calculated using NB Power's credit adjusted risk-free rate, and classified as finance costs.

For used nuclear fuel, the calculations of the anticipated future costs are based on detailed studies that take into account various assumptions regarding

- the cost of transporting nuclear material to permanent storage facilities, and
- estimates of inflation rates in the future.

NB Power reviews such calculations annually due to

- potential developments in the used nuclear fuel management technologies, and
- changes in the various assumptions and estimates inherent in the calculations.

The Nuclear Waste Management Organization was established by the *Nuclear Fuel Waste Act*. The methodology used by NB Power to calculate the liability for used nuclear fuel management is consistent with the Nuclear Waste Management Organization's recommendations as approved by Natural Resources Canada.

Costs recognized as liabilities

The estimated present values of the following costs have been recognized as a liability as at March 31, 2026:

- fixed-cost portion of used nuclear fuel management activities, which is required regardless of the volume of fuel consumed, and
- variable-cost portion of used nuclear fuel management activities to take into account actual fuel volumes incurred up to March 31, 2026

3. MATERIAL ACCOUNTING POLICIES (CONTINUED)

g. Decommissioning liabilities (Continued)

The liability for used nuclear fuel management is increased for the cost of disposing the nuclear fuel bundles used each year with the corresponding amounts charged to operations through fuel expense. The liability accounts are charged for current expenditures incurred related to used nuclear fuel management.

Accretion is
- calculated using NB Power's credit adjusted risk-free rate and a duration spread to take into consideration the long-term nature of these liabilities, and
- classified as finance costs.

Other hydro generating stations, transmission and distribution assets

NB Power expects to use the majority of its other hydro generating stations, transmission and distribution assets for an indefinite period of time, and with either maintenance efforts or rebuilding, the assets are expected to be used for the foreseeable future. A modified maintenance approach has been taken for the Mactaquac Generating Station. As a result, the present value of any obligation is immaterial. Management reassesses this determination on an annual basis.

h. Post-employment benefits

NB Power’s post-employment programs include
- New Brunswick Public Service Pension Plan (NBPSPP),
- retirement allowance program,
- early retirement program, and
- other long-term benefits.

NB Power employees are members of the NBPSPP.

The NBPSPP was established on January 1, 2014 for the employees of the Province of New Brunswick, its Crown corporations and provincial agencies. Contributions are made by both participating employers and the employees and these are generally fixed; however, base benefits are not guaranteed. The NBPSPP is a multi-employer, shared risk plan. The plan assets and liabilities are not segregated in separate accounts for each member entity. Since it is not practicable or feasible to obtain all of the information required for a materially precise attribution of NB Power's portion of the obligation, NB Power uses defined contribution accounting to account for its portion of the NBPSPP.

The remaining plans are unfunded post-employment plans and are only funded in the year the expenditures are made. NB Power uses defined benefit accounting to account for these plans.

3. MATERIAL ACCOUNTING POLICIES (CONTINUED)

h. Post-employment benefits (Continued)

The post-employment benefit obligations are determined by actuarial valuations. The valuations use assumptions to determine the present value of the defined benefit obligations. The key assumptions are as follows

- determined at March 31,
- based on market interest rates of high-quality corporate bonds, that match the timing of the expected benefit payments, and
- management's best estimate on salary and wage projections to expected retirement dates.

Current service costs are charged to earnings as an operations, maintenance and administration (OM&A) expenses. Interest expense is calculated by applying the same discount rate as used to measure the defined benefit obligation. Net interest is charged to finance costs. Actuarial gains and losses on the long-term disability plan are recognized in net earnings. The gains and losses on the remaining post-employment benefit programs are recognized in other comprehensive income. A curtailment occurs if there is a significant reduction in the benefits related to future service. A curtailment is recognized when the event giving rise to the change has occurred.

i. Provisions

A provision is recognized if NB Power has a present legal or constructive obligation as a result of a past event, it can be measured reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions that are long-term in nature are measured at their present value by discounting the expected future cash flows using NB Power’s credit adjusted risk-free rate.

Customer contributions, representing NB Power’s obligation to provide customers with ongoing access to electricity supply, are recognized as miscellaneous revenue on a straight-line basis over the estimated term of the related customer contracts; for perpetual contracts in which contributed assets support the continuous delivery of goods or services, the contract term is estimated to equal the asset’s economic useful life. These contributions are recorded within provisions for other liabilities and charges, while refundable contributions are classified as current liabilities until the point at which they are no longer refundable.

3. MATERIAL ACCOUNTING POLICIES (CONTINUED)

j. Revenue

Performance obligation and revenue recognition policy

In-province electricity sales

In-province electricity sales are deemed to have a single performance obligation as they represent a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer. These performance obligations are considered to be satisfied over time as electricity is transferred and used by the customer and measured using meters. Revenue recognition is based on the volume delivered to the customer and prices are based on a cost-of-service model which is reviewed and approved by the EUB.

Out-of-province electricity sales

Out-of-province electricity sales are recognized on a daily basis as the energy is transferred and used by customers and are based on either market price at the time of sale or contract prices for long-term contracts.

Unbilled revenue

Unbilled revenue represents amounts earned from services provided that have not yet been invoiced to customers. This revenue is recognized based on the volume delivered to the customers measured using meters. Invoices are issued on a monthly basis.

Miscellaneous revenue

Sales of natural gas

Sales are recognized as the natural gas is delivered to the customer and are based on the market price at the time of the sale.

k. Government grants

Government grants are received to compensate for certain types of expenditures incurred. Recognition of government grants occurs when the funding is received, or when it is considered probable to be received. These grants are offset against expenses during the period in which the expense is recognized. Government grants related to PP&E are classified in PP&E and depreciated over the life of the related asset.

3. MATERIAL ACCOUNTING POLICIES (CONTINUED)

l. Foreign exchange transactions

NB Power's functional currency is the Canadian dollar. Transactions in currencies other than the functional currency are translated based on the nature of the item.

- Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the exchange rate prevailing as at the consolidated statement of financial position date. Gains and losses on translation are recorded in earnings.
- For transactions qualifying for hedge accounting, the gains and losses from effective cash flow hedges pertaining to foreign currency contracts are recognized in other comprehensive income.

m. Leases

NB Power as a lessee

NB Power considers whether a contract is, or contains a lease, based on whether the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. When a contract contains a lease, NB Power records a right-of-use asset and lease liability.

The lease liability represents the obligation to make future lease payments. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The discount rate used is the interest rate implicit in the lease to the extent that it can be readily determined. When the implicit interest rate is not readily determined, NB Power's incremental borrowing rate is used. In determining the lease term, renewal and termination options are taken into account if it is reasonably certain that they will be exercised. The lease liability is subsequently increased by interest and decreased by lease payments.

NB Power elects to not recognize right-of-use assets and lease liabilities for short-term leases of 12 months or less and leases of low-value items (less than US$5 thousand). NB Power recognizes the lease payments associated with these leases as an expense in the consolidated statement of earnings.

NB Power as a lessor

When acting as a lessor, NB Power classifies leases as either operating or finance leases. NB Power has determined all leases where NB Power is the lessor to be operating leases. A majority of leases relate to water heater rentals, which have lease terms of 15 years with no penalties for cancellation. Revenue is recognized as earned and is billed on a monthly basis for operating leases. Refer to Note 22 for more details on water heater rentals.

3. MATERIAL ACCOUNTING POLICIES (CONTINUED)

n. Financial instruments

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose for which the financial instruments were acquired or issued and their characteristics.

The classification of the financial instruments are outlined in the following table.

Financial instrument	Classification
Financial assets	
Cash & restricted cash	Amortized cost
Accounts receivable	Amortized cost
Sinking fund receivable	Amortized cost
Derivative assets	Fair value through profit or loss unless designated as hedging instruments, in which case fair value through OCI
Nuclear decommissioning and used fuel management funds	Fair value through profit or loss
Financial liabilities	
Short-term indebtedness	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Accrued interest on short and long-term debt	Amortized cost
Long-term debt	Amortized cost
Finance liability	Amortized cost
Lease liabilities	Amortized cost
Derivative liabilities	Fair value through profit or loss unless designated as hedging instruments, in which case fair value through OCI

3. MATERIAL ACCOUNTING POLICIES (CONTINUED)

n. Financial instruments (Continued) Amortized cost

Financial assets and financial liabilities in this category are measured at fair value at initial recognition and are subsequently measured based on principal repayments, plus or minus the cumulative amortization of any difference between that initial amount and the maturity amount, and any loss allowance.

Fair value through profit or loss (FVTPL)

Financial instruments in this category, which include derivatives and investment funds, are typically acquired principally for the purpose of selling in the short-term or are designated as such upon initial recognition. Financial instruments are measured as FVTPL if NB Power manages these investments and makes purchase and sale decisions based on their value according to NB Power's documented risk management of investment strategy. Financial instruments classified as FVTPL are subsequently measured at fair value as at the consolidated statement of financial position date. Changes in fair value of these instruments are included in net earnings.

Fair value through OCI (FVOCI)

Financial instruments in this category primarily consist of hedging instruments used in managing market volatility. Financial instruments are measured at fair value through OCI when the objective of the instrument is to be held and traded for contractual cash flows for the payment of principal and interest, and the terms of the contract give rise to those cash flows on specified dates. Financial instruments classified as fair value through OCI are subsequently measured at fair value at the consolidated statement of financial position date. Changes in fair value of these instruments are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to the consolidated statement of earnings or recognized in the carrying amount of the assets or liabilities to which they relate.

Effective interest method and transaction costs

NB Power uses the effective interest method to recognize interest income or expense on financial instruments classified as amortized cost.

Transaction costs associated with fair value through profit or loss instruments are expensed as they are incurred.

3. MATERIAL ACCOUNTING POLICIES (CONTINUED)

o. Derivatives

Derivatives are recognized on the consolidated statement of financial position at their fair value. Changes in fair value are recognized in earnings unless the instrument meets the criteria for hedge accounting in which case changes are recognized in OCI.

Cash flow hedges

NB Power uses derivatives to manage or "hedge" certain exposures. It does not use them for speculative or trading purposes. Certain derivative financial instruments held by NB Power are eligible for hedge accounting.

Documentation

To be eligible for hedge accounting, NB Power formally documents
- all relationships between hedging instruments and hedged items at their inception,
- its assessment of the effectiveness of the hedging relationship, and
- its hedging objectives and strategy underlying various hedge transactions.

This process includes linking all derivatives to specific assets and liabilities on the consolidated statement of financial position or to specific forecasted transactions.

Accounting for cash flow hedges

Derivatives eligible for hedge accounting are recognized on the consolidated statement of financial position at their fair value. The accounting for changes in fair value depends on their effectiveness as hedges. In broad terms, a derivative is an effective hedge of another item when changes in their fair value or cash flows closely offset each other. Due to the nature of some of the hedging relationships, the fair values or cash flows do not perfectly offset, which represents the ineffective portions.

The following table describes how the changes in a derivative's fair value are recognized.

This portion	is recognized in
effective	other comprehensive income, outside net earnings
ineffective	net earnings

The amounts accumulated in other comprehensive income are reclassified to earnings in the same period during which the hedged forecasted cash transaction affects earnings.

3. MATERIAL ACCOUNTING POLICIES (CONTINUED)

o. Derivatives (Continued)

Discontinuing hedge accounting

If a forecasted transaction is no longer expected to occur, NB Power ceases hedge accounting at that point and any gains or losses previously accumulated in other comprehensive income are then recognized immediately in net earnings.

If a hedging instrument is sold or terminated before it matures, it ceases to be effective as a hedge, or it's designation is revoked, hedge accounting is discontinued prospectively. Gains or losses up to the date the hedge was discontinued remain in other comprehensive income and will be recognized in earnings in the period the forecasted cash transaction impacts earnings. Gains and losses after discontinuance of hedge accounting are recognized in earnings as they arise.

4. RATE REGULATION

NB Power is a rate-regulated utility and as such must submit to the NB Energy and Utilities Board (EUB) the following

- At least once every three years, a general rate application for approval of the schedules of rates it proposes to charge for its services.
- At least once every three years, an application for approval of its Transmission revenue requirements and rates. This revenue requirement is intended to collect sufficient revenue to cover NB Power's costs and to provide a return of 10 to 12 per cent on a deemed capital structure of 65 per cent debt and 35 per cent equity.
- At least once every three years, an Integrated Resource Plan for information purposes.
- At least once every three years, a strategic, financial and capital investment plan covering the next three fiscal years.
- Annually, an application for approval of the balance in the gross margin variance accounts and the applicable rate rider to collect (or refund) the variance account balances from (to) customers. And;
- As required, an application for approval of capital projects of $50 million or more.

Regulatory balances

Regulatory balances may arise as a result of the rate-setting process.

All amounts recognized as regulatory balances are subject to legislation or regulatory approval. As such

- the regulatory authorities could alter the amounts recognized as a regulatory balance, at which time the change would be reflected in the consolidated financial statements, and
- certain remaining recovery and settlement periods are those expected by management and the actual recovery or settlement periods could differ based on regulatory approval.

(Amounts are expressed in millions of Canadian dollars except where indicated)

5. RESTRICTED CASH

At March 31, 2026, NB Power held $123 million (2025 - $Nil) in a restricted cash account. These funds are not available for general corporate purposes and are restricted for use in the Mactaquac Life Achievement Project (MLAP) for early works activities. Under the terms of the arrangement, the funds may only be used to finance eligible project expenditures.

Restricted cash is classified as current assets based on the expected timing of the project cash outflows. The funds are expected to be utilized over the near-term project construction period.

6. ACCOUNTS RECEIVABLE

	Note	2026	2025
Trade receivables		**$ 210**	$ 236
Other receivables		**131**	149
Unbilled revenue		**167**	139
Expected credit loss allowance	30	**(3)**	(4)
		$ 505	$ 520

7. MATERIALS, SUPPLIES AND FUEL

	2026	2025
Materials and supplies	**$ 56**	$ 51
Nuclear fuel	**66**	43
Coal	**43**	39
Heavy fuel oil	**70**	37
Renewable energy credits	**18**	21
Other fuel	**36**	39
	$ 289	$ 230

During the year, an expense of $3 million (2025 - $4 million) was recognized to write down inventories to net realizable value. Total inventories recognized as an expense during the year amounted to $399 million (2025 - $400 million).

(Amounts are expressed in millions of Canadian dollars except where indicated)

8. PROPERTY, PLANT AND EQUIPMENT

	Power generating stations	Transmission system	Terminals and substations	Distribution system	Other	Construction -in- progress	Total
Cost or deemed cost							
Balance, April 1, 2024	$ 4,495	$ 516	$ 571	$ 1,386	$ 431	$ 555	$ 7,954
Additions	-	-	-	-	(4)	579	575
Right-of-use additions	1	-	-	-	6	-	7
Decommissioning adjustments	60	1	-	-	-	-	61
Disposals	(146)	-	-	(31)	(11)	-	(188)
Right-of-use disposals	-	-	-	-	(2)	-	(2)
Transfers	344	53	51	162	41	(665)	(14)
Balance, March 31, 2025	4,754	570	622	1,517	461	469	8,393
Accumulated depreciation							
Balance, April 1, 2024	2,101	94	137	678	134	-	3,144
Depreciation expense	292	14	17	43	25	-	391
Right-of-use depreciation expense	4	-	-	-	4	-	8
Disposals	(139)	-	-	(27)	(10)	-	(176)
Right-of-use disposals	-	-	-	-	(2)	-	(2)
Balance, March 31, 2025	2,258	108	154	694	151	-	3,365
Carrying amount, right-of-use assets, March 31, 2025	$ 18	$ -	$ -	$ -	$ 27	$ -	$ 45
Carrying amount, total PP&E, 2025	$ 2,496	$ 462	$ 468	$ 823	$ 310	$ 469	$ 5,028
Cost or deemed cost							
Balance, April 1, 2025	**$ 4,754**	**$ 570**	**$ 622**	**$ 1,517**	**$ 461**	**$ 469**	**$ 8,393**
Additions	**-**	**-**	**-**	**-**	**(7)**	**661**	**654**
Right-of-use additions	**1**	**-**	**-**	**-**	**6**	**-**	**7**
Decommissioning adjustments	**12**	**(1)**	**-**	**-**	**-**	**-**	**11**
Disposals	**(100)**	**-**	**(1)**	**(35)**	**(9)**	**-**	**(145)**
Right-of-use disposals	**-**	**-**	**-**	**-**	**(2)**	**-**	**(2)**
Transfers	**315**	**21**	**46**	**112**	**20**	**(514)**	**-**
Balance, March 31, 2026	**4,982**	**590**	**667**	**1,594**	**469**	**616**	**8,918**
Accumulated depreciation							
Balance, April 1, 2025	**2,258**	**108**	**154**	**694**	**151**	**-**	**3,365**
Depreciation expense	**296**	**15**	**18**	**49**	**28**	**-**	**406**
Right-of-use depreciation expense	**4**	**-**	**-**	**-**	**4**	**-**	**8**
Disposals	**(97)**	**-**	**-**	**(28)**	**(9)**	**-**	**(134)**
Right-of-use disposals	**-**	**-**	**-**	**-**	**(2)**	**-**	**(2)**
Balance, March 31, 2026	**2,461**	**123**	**172**	**715**	**172**	**-**	**3,643**
Carrying amount, right-of-use assets, March 31, 2026	**$ 15**	**$ -**	**$ -**	**$ -**	**$ 29**	**$ -**	**$ 44**
Carrying amount, total PP&E, 2026	**$ 2,521**	**$ 467**	**$ 495**	**$ 879**	**$ 297**	**$ 616**	**$ 5,275**

(Amounts are expressed in millions of Canadian dollars except where indicated)

8. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

The amount of government grants classified as a reduction in PP&E in 2026, was $10 million (2025 - $17 million). The contributions were received in support of Small Modular Reactors, Climate Change Fund, and the Electricity Predevelopment Program. These grants are depreciated over the life of the associated assets.

The amount of interest capitalized to PP&E in 2026 is $18 million (2025 - $12 million) (Note 27) at the weighted average cost of borrowing of 4.48 per cent (2025 - 4.44 per cent).

Transfers include the reclassification of construction-in-progress balances to fixed and intangible assets upon project completion. Allowances for Funds Used During Construction (AFUDC) were also transferred either to the related asset or to a regulatory asset account, where recovery is expected through future rates. AFUDC is a notional cost of capital allowance allowed by the EUB to be capitalized into a rate base during the construction period of an asset. AFUDC is defined in further detail in Note 12. Projects deemed no longer viable were written down to their salvage value or expensed. The expense in 2026 is $4 million (2025 - $25 million).

The amount of right-of-use assets represents the right to use the underlying asset. Right-of-use assets are measured at cost, which is based on the initial amount of the lease liability in addition to various adjustments. The right-of-use assets are subsequently depreciated over the lesser of the end of the useful life of the asset or the related lease term.

9. INTANGIBLE ASSETS

	Nepisiguit Falls-statutory rights	Software	Other	Construction -in-progress	Total
Cost or deemed cost					
Balance, April 1, 2024	$ 19	$ 82	$ 3	$ 8	$ 112
Additions	-	-	-	6	6
Transfers	-	12	-	(4)	8
Balance, March 31, 2025	19	94	3	10	126
Accumulated amortization					
Balance, April 1, 2024	5	55	1	-	61
Amortization expense	-	10	-	-	10
Balance, March 31, 2025	5	65	1	-	71
Carrying amount, March 31, 2025	$ 14	$ 29	$ 2	$ 10	$ 55
Cost or deemed cost					
Balance, April 1, 2025	**$ 19**	**$ 94**	**$ 3**	**$ 10**	**$ 126**
Additions	**-**	**-**	**-**	**4**	**4**
Disposals	**-**	**(15)**	**-**	**-**	**(15)**
Transfers	**-**	**-**	**-**	**-**	**-**
Balance, March 31, 2026	**19**	**79**	**3**	**14**	**115**
Accumulated amortization					
Balance, April 1, 2025	**5**	**65**	**1**	**-**	**71**
Amortization expense	**-**	**11**	**1**	**-**	**12**
Disposals	**-**	**(14)**	**-**	**-**	**(14)**
Balance, March 31, 2026	**5**	**62**	**2**	**-**	**69**
Carrying amount, March 31, 2026	**$ 14**	**$ 17**	**$ 1**	**$ 14**	**$ 46**

10. NUCLEAR DECOMMISSIONING AND USED FUEL MANAGEMENT FUNDS

This note describes the segregated funds established by NB Power as security for its nuclear decommissioning and used fuel management obligations. It contains information on the following

a. fund requirements,
b. NB Power's funds, and
c. status of NB Power's funds.

Fund requirements

The *Nuclear Fuel Waste Act* requires owners of used nuclear fuel in Canada to establish trust funds to finance the long-term management of used nuclear fuel. The Canadian Nuclear Safety Commission (CNSC) requires NB Power to maintain certain segregated funds to meet license conditions for the Point Lepreau Nuclear Generating Station. The investments contained in these established funds will be used to meet the *Nuclear Fuel Waste Act* requirements.

NB Power's funds

NB Power has established the following funds, each held in a custodial account.

Fund	Trustee / Custodian	Purpose	Funding requirement	2026 contributions	2025 contributions
Decommissioning segregated fund and used nuclear fuel segregated fund	Provincial Minister of Finance (Custodian)	To meet the license conditions for the Point Lepreau Nuclear Generating Station set by the CNSC.	Determined annually based on the current obligations and market value of the funds.	**$ -**	$ -
Nuclear Fuel Waste Trust fund	BNY Mellon (Trustee)	To meet the *Nuclear Fuel Waste Act* and to meet the CNSC requirements.	The *Nuclear Fuel Waste Act* requires NB Power to deposit to the trust fund an amount based on the approved funding formula.	**$ 7**	$ 6

(Amounts are expressed in millions of Canadian dollars except where indicated)

10. NUCLEAR DECOMMISSIONING AND USED FUEL MANAGEMENT FUNDS (CONTINUED)

Fair value of NB Power's funds

The fair value of the investments contained in the established funds is outlined in the table below.

	Decommissioning and used nuclear fuel segregated funds	Nuclear Fuel Waste Trust fund	Total 2026	Total 2025
Fixed income	$ 252	$ 240	$ 492	$ 467
International equity	101	-	101	96
Alternative investments	113	-	113	102
Canadian equity	25	-	25	21
Private real estate	94	-	94	86
Public real estate	23	-	23	31
Public infrastructure	2	-	2	2
Private infrastructure	88	-	88	85
Private equity	119	-	119	127
Total investments contained in established funds	$ 817	$ 240	$ 1,057	$ 1,017

The following table shows the activity of the Decommissioning and Used Fuel Segregated Funds and the Nuclear Fuel Waste Trust fund.

	Decommissioning and used nuclear fuel segregated funds	Nuclear Fuel Waste Trust fund	Total 2026	Total 2025
Balance, beginning of year	$ 788	$ 229	$ 1,017	$ 941
Deposits	-	7	7	6
Market value changes	48	4	52	95
Withdrawals	(18)	-	(18)	(23)
Other charges	(1)	-	(1)	(2)
Balance, end of year	$ 817	$ 240	$ 1,057	$ 1,017

Refer to Note 29 Financial Instruments for fair value hierarchy information.

(Amounts are expressed in millions of Canadian dollars except where indicated)

11. SINKING FUND RECEIVABLE

Pursuant to section 15 of the *Provincial Loans Act*, the Minister of Finance maintains a general sinking fund for the repayment of funded debt. NB Power pays the Province of New Brunswick one per cent of its outstanding debt annually; this will be returned to NB Power when the corresponding debt issues mature.

The following table shows the activity in the sinking fund.

	2026	2025
Sinking fund receivable, beginning of year	**$ 566**	$ 502
Sinking fund earnings	**19**	18
Installments	**57**	51
Redemptions	**(5)**	(5)
Sinking fund receivable, end of year	**$ 637**	$ 566

Refer to Note 29 Financial Instruments for fair value hierarchy information.

12. REGULATORY BALANCES

NB Power has regulatory balances totaling $1,182 million at March 31, 2026 compared to $1,150 million at March 31, 2025.

The following tables disclose the activity of the regulatory balance accounts.

	Remaining recovery period (years)	Interest rate	Balance April 1, 2024	Balances arising during the year	Interest	Recovery	Balance March 31, 2025
Advanced Meter Infrastructure Write-Off	4	4.43%	$ 2	$ 5	$ -	$ (1)	$ 6
Allowance for Funds Used During Construction	50	N/A	8	-	-	-	8
Electricity Sales and Margin Variance	6	3.33-5.65%	(85)	7	(3)	6	(75)
Energy Efficiency and Demand Response	10	4.31%	31	29	2	(3)	59
Energy Supply Cost Variance	6	3.33-5.65%	199	182	13	(53)	341
ERP Software Upgrade Cost	20	4.43%	-	1	-	-	1
Lawsuit Settlement with PDVSA	16	4.33%	142	-	6	(14)	134
PLNGS Refurbishment	16	4.43%	610	-	27	(51)	586
PLNGS Replacement Energy Cost	1	N/A	-	27	-	-	27
Rate Smoothing	1	N/A	-	63	-	-	63
			$ 907	$ 314	$ 45	$ (116)	$ 1,150

(Amounts are expressed in millions of Canadian dollars except where indicated)

12. REGULATORY BALANCES (CONTINUED)

	Remaining recovery period (years)	Interest rate	Balance April 1, 2025	Balances arising during the year	Interest	Recovery	Balance March 31, 2026
Advanced Meter Infrastructure Write-Off	5	4.48%	$ 6	$ 6	$ -	$ (2)	$ 10
Allowance for Funds Used During Construction	50	N/A	8	1	-	-	9
Electricity Sales and Margin Variance	8	2.86-3.37%	(75)	(30)	(2)	17	(90)
Energy Efficiency and Demand Response	10	4.44%	59	33	3	(6)	89
Energy Supply Cost Variance	8	2.86-3.37%	341	191	12	(70)	474
ERP Software Upgrade Cost	20	4.48%	1	3	-	-	4
Lawsuit Settlement with PDVSA	15	4.33%	134	-	6	(14)	126
PLNGS Refurbishment	15	4.48%	586	-	26	(52)	560
PLNGS Replacement Energy Cost	-	N/A	27	-	-	(27)	-
Rate Smoothing	-	N/A	63	-	-	(63)	-
			$ 1,150	$ 204	$ 45	$ (217)	$ 1,182

The following table details the net change in regulatory balances recognized in the statement of earnings.

	2026	2025
Advanced Meter Infrastructure Write-Off	$ 4	$ 4
Allowance for Funds Used During Construction	1	-
Electricity Sales and Margin Variance	(15)	10
Energy Efficiency and Demand Response	30	28
Energy Supply Cost Variance	133	142
ERP Software Upgrade Cost	3	1
Lawsuit Settlement with PDVSA	(8)	(8)
PLNGS Refurbishment	(26)	(24)
PLNGS Replacement Energy Cost	(27)	27
Rate Smoothing	(63)	63
Net change in regulatory balances	$ 32	$ 243

(Amounts are expressed in millions of Canadian dollars except where indicated)

12. REGULATORY BALANCES (CONTINUED)

Point Lepreau Nuclear Generating Station (PLNGS) Refurbishment

The EUB authorized a regulatory asset be established to capitalize period costs during the refurbishment period. These costs are recovered in rates over the remaining useful life of the refurbished station. This account accumulated the following costs over the refurbishment period (March 28, 2008 to November 23, 2012)

- the normal period costs (net of any revenue) incurred by PLNGS, and
- the costs of replacement power incurred during the refurbishment period,

less

- costs included in current rates.

The regulatory balance is being

- amortized over the refurbished station's operating life, and
- reflected in charges, rates and tolls to customers (section 139.4 of the *Electricity Act*).

Lawsuit settlement with Petroleos de Venezuela S.A. (PDVSA)

This regulatory balance reflects the EUB's ruling as to how the settlement benefits would be passed on to customers.

In 2007/08, NB Power recognized a regulatory balance relating to a lawsuit settlement with PDVSA. The settlement's benefits are amortized over the Coleson Cove Generating Station's remaining useful life (23 years at time of the settlement; 15 years as at March 31, 2026). As of March 31, 2026, the full benefit has been passed on to customers as approved by the EUB on a levelized basis over 15 years.

The regulatory deferral is in a debit position because the settlement's net benefits were passed on to customers faster than they are recognized by NB Power.

Allowance for Funds Used During Construction (AFUDC)

AFUDC represents a notional cost of capital allowance allowed by the EUB to be capitalized into rate base during the construction period. It is calculated monthly on capital construction projects in progress and added to the regulatory balance, with an offsetting amount recorded as a reduction of finance costs. AFUDC capitalized is based on NB Power's weighted average cost of capital as prescribed by the EUB and is amortized over the weighted average future life of the related assets and will be recoverable through the Open Access Transmission Tariff.

(Amounts are expressed in millions of Canadian dollars except where indicated)

12. REGULATORY BALANCES (CONTINUED)

Energy Supply Cost Variance

On April 1, 2022, amendments to the *Electricity Act* and the introduction of Regulation 2022-17 resulted in the establishment of new regulatory variance accounts to track variances between actual and forecasted fuel and purchased power costs incurred to supply in-province customers. Variances are added to the account on a monthly basis along with the interest calculated using the average short-term debt rate. The balance in the account is then recovered or reimbursed to customers through the Variance Account Credit/Charge.

NB Power is required to file annually with the EUB a calculation of the variance account balance for the fiscal period from November 1 to October 31, as well as the proposed number of fiscal years over which the balance will be recovered or reimbursed, the proposed amount to be recovered or reimbursed in the next fiscal year, and the calculation of the credit/charge by class.

The Energy Supply Cost Variance for the period from November 1, 2024 to October 31, 2025 was submitted to the EUB in December 2025 and the combined Energy Supply Cost and Electricity Sales and Margin Variance will be collected from customers through the Variance Account Credit/Charge over an eight-year period.

Electricity Sales and Margin Variance

On April 1, 2022, amendments to the *Electricity Act* and the introduction of Regulation 2022-17 resulted in the establishment of new regulatory variance accounts to track variances between actual and forecasted in-province electricity sales and out-of-province gross margin. Variances are added to the account on a monthly basis along with the interest calculated using the average short-term debt rate. The balance in the account is then recovered or reimbursed to customers through the Variance Account Credit/Charge.

NB Power is required to file annually with the EUB a calculation of the variance account balance for the fiscal period from November 1 to October 31, as well as the proposed number of fiscal years over which the balance will be recovered or reimbursed, the proposed amount to be recovered or reimbursed in the next fiscal year, and the calculation of the credit /charge by class.

The Electricity Sales and Margin Variance for the period from November 1, 2024 to October 31, 2025 was submitted to the EUB in December 2025 and the combined Energy Supply Cost and Electricity Sales and Margin Variance will be collected from customers through the Variance Account Credit/Charge over an eight-year period.

Energy Efficiency and Demand Response

The EUB approved the establishment of a regulatory account to capture the costs of fulfilling NB Power’s responsibilities for the provision of energy efficiency, energy conservation and demand-side management. The costs will be recovered, plus interest, on a straight-line basis over a 10 year period. The deferral and amortization of these costs allows the costs to be matched with expected benefit to NB Power.

(Amounts are expressed in millions of Canadian dollars except where indicated)

12. REGULATORY BALANCES (CONTINUED)

Advanced Meter Infrastructure (AMI) Write-Off

The EUB approved the establishment of the meter write-off deferral in September 2022. The account will capture the write-off of the existing net book value of the installed electricity meters, together with related financing costs. The balance will be amortized on a straight-line basis over a five-year period.

Rate Smoothing

The EUB approved the establishment of a regulatory account to smooth rate increases for fiscal years 2024/25 and 2025/26 by adjusting net earnings on a forecast basis. The account has the effect of lowering the 2024/25 average rate increase from 14.4% to 9.14% after the EUB's decision and increasing the 2025/26 average rate increase from 5.0% to 9.14%. The rate smoothing account accomplishes multiple regulatory objectives by promoting rate stability while allowing NB Power a reasonable opportunity to recover its approved revenue requirement. This account was in place for the 2024/25 and 2025/26 fiscal years.

ERP Software Upgrade Cost

The EUB approved the establishment of a regulatory account to accumulate and defer approved expenses incurred with respect to the upgrade of NB Power's Enterprise Resource Planning Software. The costs will be collected from customers over a period that aligns with the expected benefits from the new system.

Point Lepreau Nuclear Generating Station (PLNGS) Replacement Energy Cost

The EUB approved the creation of a regulatory account to level the expected replacement energy costs associated with major planned outage at the Point Lepreau Generating Station for fiscal years 2024/25 and 2025/26. The account is intended to ensure the recovery of prudently incurred costs while smoothing the rate impact of fluctuating replacement energy costs from year to year. The regulatory account is reflected in charges, rates and tolls to customers and has been amortized over a two-year period ending July 2025.

13. SHORT-TERM INDEBTEDNESS

NB Power borrows funds for temporary purposes from the Province of New Brunswick. The balance as at March 31, 2026 is $662 million (2025 - $954 million) with maturities ranging from April 1, 2026 to April 24, 2026 and a weighted average interest rate of 2.26 per cent (2025 - 2.73 per cent).

(Amounts are expressed in millions of Canadian dollars except where indicated)

14. LONG-TERM DEBT

NB Power borrows funds from the Province of New Brunswick to finance long-term requirements.

A reconciliation between the opening and closing long-term debt balance is provided below.

Long-term debt		
Balance, April 1, 2024	$	5,289
Debt retirements		(50)
Proceeds on long-term debt		151
Amortization of premiums and discounts on long-term debt		6
Balance, March 31, 2025		5,396
Debt retirements		**(200)**
Proceeds on long-term debt		**874**
Amortization of premiums and discounts on long-term debt		**4**
		6,074
Less current portion		**-**
Balance, March 31, 2026	**$**	**6,074**

(Amounts are expressed in millions of Canadian dollars except where indicated)

14. LONG-TERM DEBT (CONTINUED)

The following table details the outstanding debt owing to the Province of New Brunswick.

Date of issue	Date of maturity	Effective interest rate (%)	Coupon rate (%)	Principal amount CAD$	Unamortized (discounts) premiums	Outstanding amount
October 1, 2013	December 15, 2029	3.13%	6.29%	$ 50	$ -	$ 50
October 1, 2013	September 26, 2035	3.96%	4.65%	360	2	362
October 1, 2013	March 26, 2037	4.17%	4.55%	100	(1)	99
October 1, 2013	March 26, 2037	4.17%	4.55%	25	(1)	24
October 1, 2013	September 26, 2039	4.38%	4.80%	160	(1)	159
October 1, 2013	September 26, 2034	3.69%	5.00%	150	(1)	149
October 1, 2013	March 19, 2034	3.75%	5.15%	50	-	50
October 1, 2013	September 26, 2039	4.38%	4.80%	100	-	100
October 1, 2013	June 3, 2041	4.52%	4.80%	200	(1)	199
October 1, 2013	June 3, 2055	4.80%	3.55%	150	2	152
October 1, 2013	June 3, 2065	4.85%	3.55%	200	(1)	199
December 17, 2015	August 14, 2045	4.74%	3.80%	250	7	257
July 22, 2016	August 14, 2048	4.80%	3.10%	200	(2)	198
June 16, 2017	August 14, 2027	2.75%	2.35%	100	-	100
November 24, 2017	August 14, 2048	4.80%	3.10%	200	(4)	196
March 20, 2018	August 14, 2027	2.76%	2.35%	120	(1)	119
April 30, 2018	August 14, 2028	2.98%	3.10%	100	-	100
June 13, 2018	August 14, 2048	4.80%	3.10%	250	(9)	241
January 18, 2019	June 3, 2065	4.85%	3.55%	60	2	62
May 7, 2019	August 14, 2050	4.80%	3.05%	300	(3)	297
May 29, 2019	June 3, 2065	4.85%	3.55%	150	19	169
October 2, 2019	June 3, 2065	4.85%	3.55%	100	25	125
December 6, 2019	June 3, 2065	4.85%	2.71%	50	-	50
April 15, 2020	August 14, 2050	4.80%	3.05%	150	3	153
June 3, 2020	October 16, 2057	4.79%	2.34%	150	-	150
November 24, 2021	August 14, 2052	4.78%	2.90%	300	(2)	298
October 24, 2022	August 14, 2028	2.98%	3.10%	200	(5)	195
March 14, 2023	August 14, 2032	3.52%	3.95%	300	(4)	296
May 4, 2023	August 14, 2032	3.52%	3.95%	100	1	101
September 18, 2023	August 14, 2033	3.67%	4.45%	100	(1)	99
October 27, 2023	August 14, 2054	4.80%	5.00%	200	(2)	198
January 24, 2024	August 14, 2033	3.67%	4.45%	100	1	101
January 28, 2025	August 14, 2034	3.80%	4.05%	150	1	151
September 10, 2025	June 3, 2030	3.23%	3.05%	200	(1)	199
October 8, 2025	August 14, 2031	3.38%	2.55%	300	(9)	291
January 23, 2026	August 14, 2031	3.38%	2.55%	175	(6)	169
March 30, 2026	March 30, 2029	0.54%	1.00%	216	-	216
Total				**$ 6,066**	**$ 8**	**$ 6,074**

(Amounts are expressed in millions of Canadian dollars except where indicated)

14. LONG-TERM DEBT (CONTINUED)

Debt portfolio management fee

NB Power pays an annual debt portfolio management fee to the Province of New Brunswick amounting to 0.65 per cent (2025 - 0.65 per cent) of the total long-term debt and short-term indebtedness, excluding the loan provided for MLAP early works, net of the balance held in the sinking fund receivable (Note 11), measured as at the beginning of the fiscal year. The management fee is included as a component of finance costs and accounted for as interest expense; refer to Note 27.

Principal repayments

Long-term debt principal repayments are due as follows:

Year ending	Principal Repayments
March 31, 2027	$ -
March 31, 2028	220
March 31, 2029	516
March 31, 2030	50
March 31, 2031	200
Thereafter	5,080
Total	**$ 6,066**

15. LEASE LIABILITIES

Lease liabilities represent NB Power's obligation to make payments arising from a lease. Lease payments are represented as liabilities on a discounted basis. The table below is a reconciliation between the opening and closing lease liability.

Balance, April 1, 2024	$ 46
Additions (new leases)	7
Interest expense	2
Lease principal payments	(10)
Balance March 31, 2025	45
Additions (new leases)	**7**
Interest expense	**2**
Lease principal payments	**(9)**
	45
Less current portion of lease liabilities	**(8)**
Balance March 31, 2026	**$ 37**

The above lease liabilities include leases for generation assets, IT equipment, and a variety of real estate locations primarily for storage and office space.

(Amounts are expressed in millions of Canadian dollars except where indicated)

15. LEASE LIABILITIES (CONTINUED)

During the year, no material expenses or revenues were incurred in relation to variable lease payments, subleasing or sale and leaseback transactions.

During the year, there were no leases that met the investment property definition in IAS 40, Investment Property. NB Power has included renewal options in calculating the liability for certain real estate leases.

The following table details the scheduled future minimum lease payments and the present value of lease liabilities.

	1 Year	2-5 years	Greater than 5 years
Future minimum lease payments	**$ 9**	**$ 27**	**$ 17**
Present value of lease payments	**$ 8**	**$ 23**	**$ 14**

Lease payments not recognized as a liability

NB Power has elected to not recognize a lease liability for low-value assets or short-term leases (expected term of 12 months or less). Payments under these leases are expensed on a straight-line basis. During the year, short-term and low- value leases of $2 million (2025 - $3 million), were recognized as an expense in the consolidated statement of earnings in operations, maintenance and administration expenses.

16. CAPITAL MANAGEMENT

NB Power raises its capital predominantly through short and long-term borrowings from the Province of New Brunswick in accordance with the *Provincial Loans Act*. This type of borrowing allows NB Power to take advantage of the Province of New Brunswick's credit rating. NB Power's minimum target debt/equity ratio is 80/20 as prescribed in the *Electricity Act.*

The percentage of net debt in capital structure is outlined in the table below.

As at March 31	**Note**	**2026**	**2025**
Long-term debt	14	**$ 6,074**	$ 5,396
Short-term indebtedness	13	**662**	954
Lease liabilities	15	**45**	45
Finance liability	20	**35**	35
Total debt		**6,816**	6,430
Sinking fund receivable	11	**(637)**	(566)
Cash & restricted cash	5	**(129)**	(9)
Total net debt		**6,050**	5,855
Retained earnings		**545**	532
Accumulated other comprehensive loss		**(41)**	(48)
Total capital		**$ 6,554**	$ 6,339
Per cent net debt in capital structure		**92%**	92%

17. DECOMMISSIONING AND USED FUEL MANAGEMENT LIABILITIES

This note provides details of NB Power's decommissioning liabilities.

Nature of the liabilities

The following table provides details on the decommissioning liabilities.

Liability	Nature	Funding details
Hydro and thermal generating station decommissioning	Cost of decommissioning the hydro and thermal generating stations after the end of their service lives.	The liability is not funded.
Nuclear generating station decommissioning	Cost of decommissioning the nuclear generating station after the end of its service life.	See Note 10 for details on the funding of this liability.
Used nuclear fuel management	Cost of interim and long-term management of used nuclear fuel bundles generated by the nuclear generating station.	See Note 10 for details on the funding of this liability.
Water heaters	Cost of the removal of water heaters from customers' homes.	The liability is not funded.
Fundy Isles undersea transmission cables	Cost of decommissioning Fundy Isles undersea transmission cables after the end of their service lives. This includes both the spare cable and the in-service asset.	The liability is not funded.

(Amounts are expressed in millions of Canadian dollars except where indicated)

17. DECOMMISSIONING AND USED FUEL MANAGEMENT LIABILITIES (CONTINUED)

Assumptions used for the liabilities

The following are the key assumptions on which the decommissioning liabilities are based.

	Hydro and thermal decommissioning	Nuclear decommissioning	Used nuclear fuel management	Water heaters	Fundy Isles undersea transmission cables
Amount of estimated cash flows to settle liability in - 2026 dollars	$ 226	$ 1,412	$ 1,291	$ 3	$ 35
- 2025 dollars	$ 197	$ 1,363	$ 929	$ 3	$ 33
Cash expenditures required until the fiscal year	2049	2079	2192	2039	2060
Rate used to discount cash flows - 2026	3.22-5.12%	5.37%	5.37%	5.12%	3.96-5.39%
- 2025	3.19-4.76%	4.91%	4.91%	4.76%	3.56-4.91%
Escalation rate to determine decommissioning liabilities	1.94%	2.00%	1.87-3.00%	1.94-2.00%	1.94-2.00%

(Amounts are expressed in millions of Canadian dollars except where indicated)

17. DECOMMISSIONING AND USED FUEL MANAGEMENT LIABILITIES (CONTINUED)

Liabilities at year-end

The following is a continuity schedule for each of the decommissioning liabilities.

	2026	2025
Hydro and thermal generating station decommissioning liability		
Balance, beginning of year	**$ 132**	$ 123
Add: Change to discount rate and change in cost estimate	**(11)**	15
Add: Accretion on hydro and thermal decommissioning liability	**6**	6
Less: Expenditures	**(7)**	(12)
Balance, end of year	**120**	132
Nuclear generating station decommissioning liability		
Balance, beginning of year	**551**	489
Add: Change to discount rate and change in cost estimate	**(70)**	40
Add: Accretion on nuclear decommissioning liability	**27**	24
Less: Expenditures	**(3)**	(2)
Balance, end of year	**505**	551
Used fuel management liability		
Balance, beginning of year	**443**	435
Add: Change to discount rate and change in cost estimate	**99**	3
Add: Accretion on used fuel management liability	**22**	20
Less: Expenditures	**(9)**	(15)
Balance, end of year	**555**	443
Water heaters		
Balance, beginning of year	**2**	2
Balance, end of year	**2**	2
Fundy Isles undersea transmission cables		
Balance, beginning of year	**22**	20
Add: Change to discount rate and change in cost estimate	**(1)**	1
Add: Accretion expense	**1**	1
Balance, end of year	**22**	22
Total decommissioning and used fuel management liabilities	**$ 1,204**	$ 1,150

(Amounts are expressed in millions of Canadian dollars except where indicated)

18. POST-EMPLOYMENT BENEFITS

Unfunded benefit plans

Unfunded post-employment benefit plans include an early retirement plan, retirement allowances, and other future employee benefits.

The table below summarizes these plans.

	2026	2025
Early retirement obligation	**$ 66**	$ 67
Retirement allowance obligation	**6**	7
Other future employee benefits obligation	**35**	32
	107	106
Current portion of early retirement obligation, recorded in accounts payable and accrued liabilities	**(5)**	(5)
Post-employment benefits	**$ 102**	$ 101

Assumptions	2026 %	2025 %
Discount rate, beginning of year	**4.60**	4.90
Discount rate, end of year	**5.00**	4.60
Long-term rate of compensation increases	**2.50**	2.50
Assumptions for benefit increases (percentage of Consumer Price Index)	**2.00**	2.00

a. Early retirement obligation

NB Power has an unfunded early retirement program. NB Power has had several programs in the past to incentivize employees to retire early. The early retirement program represents the obligation for those costs.

Accrued benefit obligation	2026	2025
Balance, beginning of year	**$ 67**	$ 67
Employee benefit expense	**3**	3
Benefits paid	**(4)**	(5)
Actuarial loss recognized in other comprehensive income	**-**	2
Balance, end of year	**$ 66**	$ 67

Cost	2026	2025
Interest on early retirement obligation	**$ 3**	$ 3
Total benefit expense for the year	**$ 3**	$ 3

(Amounts are expressed in millions of Canadian dollars except where indicated)

18. POST-EMPLOYMENT BENEFITS (CONTINUED)

b. Retirement allowance obligation

NB Power had an unfunded retirement allowance program. The program provided a benefit of one week of salary per year of service up to a maximum of 26 weeks, when the employee retires. The latest actuarial calculation to estimate the liability was completed as at April 1, 2025.

NB Power has phased out all the retirement allowance programs. Employees will no longer accrue retirement allowance benefits and employees have been offered a payout of the accumulation of service. The remaining balance is employees who have chosen to wait until retirement to receive their payout.

Accrued benefit obligation	**2026**	**2025**
Balance, beginning of year	**$ 7**	$ 7
Benefits paid	**-**	-
Actuarial gain	**(1)**	-
Balance, end of year	**$ 6**	$ 7

c. Other future employee benefits obligation

Other future employee benefits include future payments to long-term disability plan for employees and the pension plan for executives.

Accrued benefit obligation	**2026**	**2025**
Balance, beginning of year	**$ 32**	$ 29
Employee benefit expense	**2**	3
Benefits paid	**(3)**	(2)
Actuarial loss recognized in other comprehensive income	**2**	1
Actuarial loss recognized in earnings	**2**	1
Balance, end of year	**$ 35**	$ 32

Cost	**2026**	**2025**
Current service cost	**$ 1**	$ 1
Interest on early retirement obligation	**1**	2
Total benefit expense for the year	**$ 2**	$ 3

(Amounts are expressed in millions of Canadian dollars except where indicated)

18. POST-EMPLOYMENT BENEFITS (CONTINUED)

Cumulative actuarial losses

The cumulative actuarial losses recorded in other comprehensive income for NB Power's defined benefit plans are summarized in the following table.

		2026		2025
Balance, beginning of year	$	(57)	$	(54)
Actuarial gains on accrued benefit obligation				
- experience adjustments		(1)		(3)
Balance, end of year	$	(58)	$	(57)

Multi-employer pension plan

NB Power employees are members of the New Brunswick Public Service Pension Plan (NBPSPP), a multi-employer shared risk pension plan, as described in Note 3.h. The most recent actuarial valuation was completed as at January 1, 2025, when the NBPSPP was 117 per cent funded (January 1, 2024 - 111 per cent). The valuation reported plan assets in excess of the accrued benefit obligation of $8,699 (January 1, 2024 - $8,344) million by $1,495 (January 1, 2024 - $919) million. The next valuation is as at January 1, 2026 which will be completed in September 2026.

NB Power accounts for this multi-employer pension plan as a defined contribution pension plan.

Costs

Under the NBPSPP, NB Power's obligations are limited to the contributions for current service. The total contributions of all participating employers and employees were approximately $332 million (January 1, 2024 - $312 million). NB Power's contributions are charged to earnings when due. The employee benefits expense for the NBPSPP plan recorded in OM&A expenses is summarized in the following table.

		2026		2025
Current service cost	$	37	$	32

NB Power expects to contribute approximately $41 million in contributions in 2027.

(Amounts are expressed in millions of Canadian dollars except where indicated)

19. PROVISIONS FOR OTHER LIABILITIES AND CHARGES

A reconciliation between the opening and closing provisions for other liabilities and charges is provided below.

	Environmental Liability	Customer contributions obligation	Total
Provisions for other liabilities and charges			
Balance April 1, 2024	$ 7	$ 59	$ 66
Provisions made during the year	-	7	7
Provisions used during the year	-	(2)	(2)
Balance March 31, 2025	7	64	71
Provisions made during the year	**-**	**19**	**19**
Provisions used during the year	**-**	**(3)**	**(3)**
Balance March 31, 2026	**$ 7**	**$ 80**	**$ 87**

Environmental liability

NB Power has a long-term plan to treat acidic water drainage from an inactive mine. NB Power has recognized an unfunded environmental liability equal to the net present value of the expected future costs using a discount rate of 4.25 per cent (2025 - 4.32 per cent).

The total undiscounted amount of the estimated cash flows required to settle the liability is $7 million (2025 - $7 million).

Provisions made during the year for the environmental liability consist of accretion.

Provisions used during the year for the environmental liability represent cash payments made relating to the liability during the fiscal period.

Customer contributions obligation

NB Power receives non-refundable customer contributions in aid of construction of physical assets to connect these customers to the utility network and provide future energy requirements. These contributions represent deferred revenue and are recognized in earnings as miscellaneous revenue as described in Note 3.j.

Provisions made during the year for the customer contributions obligation consist of contributions made by customers within the fiscal period.

Provisions used during the year for the customer contributions obligation represent the recognition of contributions in earnings on a straight-line basis over the estimated useful lives of the contracts with customers.

(Amounts are expressed in millions of Canadian dollars except where indicated)

20. FINANCE LIABILITY

NB Power has recognized a financial liability measured at the amount of consideration received for the sale and leaseback of the head office building in accordance with IFRS 9, *Financial Instruments*. The liability will be drawn down by the lease payments, which are considered loan payments. The interest will be separated from the payment and recognized as interest expense using an effective interest rate of 10.9%.

21. REVENUE FROM CONRACTS WITH CUSTOMERS

a. Disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by revenue stream. The in-province stream is further disaggregated by customer type, the out-of-province stream by contract type and miscellaneous revenue by major product and service.

	2026	2025
Sales of electricity - In-province		
Residential	**$ 984**	$ 875
Industrial	**437**	440
General service	**400**	362
Wholesale	**143**	130
Streetlights	**30**	27
Unmetered	**10**	8
	2,004	1,842
Sales of electricity - Out-of-province		
Canadian sales		
Long-term contracts	**167**	160
Short-term contracts	**26**	14
USA sales		
Long-term contracts	**640**	353
Short-term contracts	**90**	89
Short-term renewable energy credits	**61**	34
	984	650
Total sales of electricity	**2,988**	2,492
Miscellaneous contract revenue		
Customer-related revenue	**22**	21
Pole attachments	**7**	6
Transmission revenue	**15**	19
Sale of natural gas	**35**	22
Other contract revenue	**8**	6
	87	74
Total contract revenue	**$ 3,075**	$ 2,566

(Amounts are expressed in millions of Canadian dollars except where indicated)

21. REVENUE FROM CONRACTS WITH CUSTOMERS (CONTINUED)

b. Contract balances

The following table provides information about receivables, contracts assets and contract liabilities from contracts with customers.

	Note		2026		2025
Accounts receivable, included in trade or other receivables	6	**$**	**210**	$	236
Contract assets - unbilled revenue	6		**167**		139
Contract liabilities	19	**$**	**(80)**	$	(64)

The contract assets represent unbilled revenue and relate to the rights to consideration for electricity transferred and used by the customer but not billed at the reporting date.

There were no contract assets impaired during the year, refer to Note 30. The contract assets are transferred to accounts receivable when the rights become unconditional. This generally occurs when an invoice is issued to the customer.

The contract liabilities primarily relate to customer contribution obligations. NB Power receives contributions towards certain costs of construction. This liability is recognized in earnings, as miscellaneous revenue, on a straight-line basis over the estimated lives of the contracts with customers. When contracts with customers are perpetual and the related contributed asset is used to provide ongoing goods or services to customers, the life of the contract is estimated to be equivalent to the economical useful life of the asset to which the contribution relates. The amount of customer contributions recognized in miscellaneous revenue for the year ended March 31, 2026 is $3 million (2025 - $2 million).

22. MISCELLANEOUS REVENUE

	Note		2026		2025
Miscellaneous revenue from contracts with customers	21	**$**	**87**	$	74
Water heater rental			**35**		31
Other miscellaneous income			**20**		22
		$	**142**	$	127

(Amounts are expressed in millions of Canadian dollars except where indicated)

23. FUEL AND PURCHASED POWER

		2026		2025
Purchased power	$	**1,242**	$	1,024
Natural gas		**87**		96
Coal		**156**		152
Heavy fuel oil		**180**		187
Carbon tax		**52**		33
Petcoke		**-**		8
Other fuel		**25**		21
Nuclear		**17**		18
Foreign exchange on fuel and purchased power		**(1)**		(39)
	$	**1,758**	$	1,500

24. OPERATIONS, MAINTENANCE AND ADMINISTRATION

		2026		2025
Salaries and benefits	$	**374**	$	346
Hired services		**151**		182
Materials and supplies		**47**		46
Vehicles and equipment		**41**		41
Provision for credit losses		**3**		3
Other		**48**		43
	$	**664**	$	661

The following table summarizes the government grants received or receivable during the year, excluding grants recognized against property, plant and equipment. The grants have been offset against operations, maintenance and administration expenses primarily in the other category.

		2026		2025
Small Modular Reactors (SMR)	$	**15**	$	17
Strategic Intertie Predevelopment Project (SIPP)		**-**		3
Belledune Alternate Fuel Study		**-**		2
Electricity Predevelopment Program		**-**		1
	$	**15**	$	23

(Amounts are expressed in millions of Canadian dollars except where indicated)

25. DEPRECIATION AND AMORTIZATION

		2026		2025
Property, plant and equipment	$	**406**	$	391
Right-of-use assets		**8**		8
Intangible assets		**12**		10
Loss on disposal of assets		**10**		10
	$	**436**	$	419

26. PROPERTY/UTILITY TAXES

		2026		2025
Property tax	$	**22**	$	23
Utility and right-of-way taxes		**25**		24
	$	**47**	$	47

27. FINANCE COSTS

	Note		2026		2025
Interest on long-term and short-term debt		$	**233**	$	232
Debt portfolio management fee	14		**37**		35
Net interest cost on post-employment benefits/obligations	18		**4**		5
Foreign exchange translation gains and losses			**(1)**		8
Amortization of premiums and discounts on long-term debt	14		**4**		6
			277		286
Interest capitalized during construction	8		**(18)**		(12)
		$	**259**	$	274

(Amounts are expressed in millions of Canadian dollars except where indicated)

28. CHANGES IN LIABILITIES ARISING FROM FINANCING ACTIVITIES

A reconciliation of movements of liabilities to cash flows arising from financing activities is provided below.

	Sinking funds (Note 11)	Long-term debt (Note 14)	Finance liability (Note 20)	Lease liability (Note 15)	Short-term debt (Note 13)	Total
Balance at April 1, 2024	$ (502)	$ 5,289	$ 35	$ 46	$ 570	$ 5,438
Changes from financing cash flows						
Sinking fund installments	(51)	-	-	-	-	(51)
Sinking fund redemptions	5	-	-	-	-	5
Increase in short-term indebtedness	-	-	-	-	384	384
Proceeds on long-term debt	-	151	-	-	-	151
Debt retirements	-	(50)	-	-	-	(50)
Increase in finance liability	-	-	-	-	-	-
Principal repayment of lease liabilities	-	-	-	(10)	-	(10)
Total changes from financing cash flows	(46)	101	-	(10)	384	429
Other changes						
Sinking fund earnings	(18)	-	-	-	-	(18)
Amortization of Premiums and discounts	-	6	-	-	-	6
Asset additions	-	-	-	7	-	7
Interest expense	-	-	-	2	-	2
Total other changes	(18)	6	-	9	-	(3)
Balance at March 31, 2025	**(566)**	**5,396**	**35**	**45**	**954**	**5,864**
Changes from financing cash flows						
Sinking fund installments	**(57)**	**-**	**-**	**-**	**-**	**(57)**
Sinking fund redemptions	**5**	**-**	**-**	**-**	**-**	**5**
Decrease in short-term indebtedness	**-**	**-**	**-**	**-**	**(292)**	**(292)**
Proceeds on long-term debt	**-**	**874**	**-**	**-**	**-**	**874**
Debt retirements	**-**	**(200)**	**-**	**-**	**-**	**(200)**
Increase in finance liability	**-**	**-**	**-**	**-**	**-**	**-**
Principal repayment of lease liabilities	**-**	**-**	**-**	**(9)**	**-**	**(9)**
Total changes from financing cash flows	**(52)**	**674**	**-**	**(9)**	**(292)**	**321**
Other changes						
Sinking fund earnings	**(19)**	**-**	**-**	**-**	**-**	**(19)**
Amortization of Premiums and discounts	**-**	**4**	**-**	**-**	**-**	**4**
Asset additions	**-**	**-**	**-**	**7**	**-**	**7**
Interest expense	**-**	**-**	**-**	**2**	**-**	**2**
Total other changes	**(19)**	**4**	**-**	**9**	**-**	**(6)**
Balance at March 31, 2026	**$ (637)**	**$ 6,074**	**$ 35**	**$ 45**	**$ 662**	**$ 6,179**

29. FINANCIAL INSTRUMENTS

A financial instrument (Note 3.n) is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity (for example, accounts receivable/accounts payable).

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A financial instrument's fair value at a given date (including fair values of forward contracts used for hedging purposes, and other derivative positions) reflects, among other things, differences between the instrument's contractual terms and the terms currently available in the market.

The financial instruments carried at fair value are classified using a fair value hierarchy which has three levels.

Level 1: Fair value determination is based on inputs that are quoted prices in active markets for identical assets or liabilities.

Level 2: Fair value is determined using inputs, other than quoted prices in level 1 that are observable for the financial asset or financial liability, either directly or indirectly. These inputs include quoted prices for similar financial instruments in active markets, quoted price for similar instruments that are not active, and inputs other than quoted prices that are observable for the instrument. These are inputs that are derived principally from, or corroborated by, observable market data.

Level 3: Fair value is determined based on valuation models using inputs that are not based on observable market data. Unobservable inputs reflect subjective assumptions that market participants may use in pricing the investments. The investments classified as level 3 include private real estate and private infrastructure investments. Real estate and infrastructure valuations are reported by the fund managers and are based on the valuation of the underlying investments which includes inputs such as cost, operating results, capitalization rates, discounted future cash flows and market-based comparable data.

Refer to Note 30 Financial Instrument Risk Management, Market risk, for the sensitivity analysis.

(Amounts are expressed in millions of Canadian dollars except where indicated)

29. FINANCIAL INSTRUMENTS (CONTINUED)

Fair value of financial instruments (Continued)

The following table is a summary of NB Power's outstanding financial instruments.

	Level	2026 Carrying Amount	2026 Fair Value	2025 Carrying Amount	2025 Fair Value
Financial assets					
Sinking fund receivable	1	**$ 637**	**$ 637**	$ 566	$ 566
Derivative assets	2	**77**	**77**	116	116
Nuclear decommissioning and used fuel management fund	2-3	**1,057**	**1,057**	1,017	1,017
Total financial assets		**1,771**	**1,771**	1,699	1,699
Financial liabilities					
Long-term debt	2	**6,074**	**5,543**	5,396	5,093
Derivative liabilities	2	**24**	**24**	40	40
Total financial liabilities		**$ 6,098**	**$ 5,567**	$ 5,436	$ 5,133

The estimated fair value of the long-term debt is categorized within level 2 of the fair value hierarchy. The fair value estimate has been determined based on current market rates for publicly traded bonds. Bonds not traded in an active market are based on current market rates for bonds with similar maturities.

The fair value hierarchy for the nuclear decommissioning and used fuel management funds is outlined in the following table.

Hierarchy	2026	2025
Level 2	**$ 756**	$ 718
Level 3	**301**	299
	$ 1,057	$ 1,017

Transfers between levels 1 and 2

There were no transfers between levels 1 and 2 in 2026.

29. FINANCIAL INSTRUMENTS (CONTINUED)

Hierarchy level 3 investment continuity

The nuclear decommissioning and used fuel management funds have investments carried at fair value hierarchy level 3. The following table is the investment continuity of level 3.

Balance, April 1, 2024	$ 266
Purchases	28
Sales	(25)
Gains recognized in net earnings - mark-to-market of fair value through profit and loss investments	30
Balance, March 31, 2025	299
Purchases	**20**
Sales	**(32)**
Gains recognized in net earnings - mark-to-market of fair value through profit and loss investments	**14**
Balance, March 31, 2026	**$ 301**

Unrealized gains recognized in net earnings on level 3 investments	$ 2

Derivative financial instruments summary

Derivative financial instruments are recorded on the consolidated statement of financial position at fair value. NB Power uses derivative financial instruments to manage risk in six areas

- Foreign exchange – hedges U.S. dollar requirements through forward contracts.
- Heavy fuel oil, natural gas, and coal – hedges anticipated changes in fuel costs.
- Electricity – hedges exposure to electricity price changes through sale and purchase contracts.
- Uranium – hedges anticipated changes in uranium prices.

The table below summarizes committed purchase volumes (in millions), maturities, and weighted average prices per unit as at March 31.

	Unit of measure	Maturity (months)	2026 Committed purchases	2026 Average price	2025 Committed purchases	2025 Average price
Foreign exchange derivatives	**USD**	**24**	**$ 532**	**$ 1.36 CAD**	$ 660	$ 1.36 CAD
Heavy fuel oil derivatives	**barrels**	**25**	**1**	**67.63 USD**	1	71.83 USD
Natural gas derivatives	**GJ**	**24**	**27**	**3.31 CAD**	30	2.98 CAD
Coal derivatives	**MT**	**21**	**1**	**115.82 USD**	1	119.60 USD
Electricity derivatives	**MWh**	**44**	**4**	**70.06 USD**	7	57.74 USD
Uranium derivatives	**LB**	**3**	**-**	**$ 76.03 USD**	-	$ 79.65 USD

(Amounts are expressed in millions of Canadian dollars except where indicated)

29. FINANCIAL INSTRUMENTS (CONTINUED)

Derivative assets and liabilities recognized on the consolidated statement of financial position

The following table summarizes the position of the derivative financial instruments recorded on the Consolidated statement of financial position at March 31, 2026. These include

- the fair value of fixed price derivative instruments,
- the fair value of derivative instruments in hedging relationships, and
- the fair value of derivative instruments that do not qualify for hedge accounting.

The derivative financial instruments had a total net asset fair value of $53 million at March 31, 2026 ($76 million - 2025) from cumulative changes in fair value since inception of the instruments. Of the $53 million, $43 million of cumulative gains on derivative financial instruments accounted for as hedges ($37 million cumulative gains - 2025), have been recorded in accumulated other comprehensive loss and $10 million has been recorded through net earnings since inception ($39 million - 2025), and is reflected in retained earnings.

	Foreign exchange derivatives	Natural gas derivatives	Electricity derivatives	Heavy fuel oil derivatives	Coal derivatives	Uranium derivatives	2026	2025
Current derivative assets	$ 5	$ -	$ 27	$ 10	$ 12	$ 2	$ 56	$ 86
Non-current derivative assets	4	-	3	1	13	-	21	30
Current derivative liabilities	-	(11)	(6)	(1)	-	-	(18)	(20)
Non-current derivative liabilities	(1)	(4)	(1)	-	-	-	(6)	(20)
Total assets (liabilities)	$ 8	$ (15)	$ 23	$ 10	$ 25	$ 2	$ 53	$ 76

(Amounts are expressed in millions of Canadian dollars except where indicated)

29. FINANCIAL INSTRUMENTS (CONTINUED)

Financial instrument impact on equity

a. Derivative financial instruments not qualified for hedge accounting – impact on retained earnings (net earnings)

The following table illustrates the impact on retained earnings for the derivative instruments.

	Foreign exchange derivatives	Electricity derivatives	Heavy fuel oil derivatives	Coal derivatives	Uranium derivatives	Total
Derivative asset balance, April 1, 2024	$ 2	$ 27	$ 3	$ -	$ 8	$ 40
Impact of mark-to-market gain (loss) recorded in net earnings	1	(12)	(12)	18	(15)	(20)
Settlements	6	15	10	(19)	7	19
Derivative asset (liability) balance, March 31, 2025	$ 9	$ 30	$ 1	$ (1)	$ -	$ 39
Impact of mark-to-market (loss) gain recorded in net earnings	**(16)**	**(49)**	**1**	**4**	**-**	**(60)**
Settlements	**8**	**29**	**(3)**	**(5)**	**2**	**31**
Derivative asset (liability) balance, March 31, 2026	**$ 1**	**$ 10**	**$ (1)**	**$ (2)**	**$ 2**	**$ 10**

(Amounts are expressed in millions of Canadian dollars except where indicated)

29. FINANCIAL INSTRUMENTS (CONTINUED)

b. Derivative financial instruments that qualify for hedge accounting-impact on accumulated other comprehensive income (AOCI)

The impact of financial instruments on accumulated other comprehensive income is comprised of

- the fair value of the derivative financial instruments that qualify for hedge accounting, and
- the settlement of the interest rate swaps which are amortized over the life of the corresponding debt.

The following table illustrates the impact of the cash flow hedges on accumulated other comprehensive income (AOCI).

	Foreign exchange derivatives	Natural gas derivatives	Electricity derivatives	Heavy fuel oil derivatives	Coal derivatives	Uranium derivatives	AOCL - derivative financial instruments
Balance, April 1, 2024	$ 8	$ 13	$ (38)	$ 9	$ (11)	$ -	$ (19)
Impact of mark-to-market gains (losses)	39	(14)	90	(13)	(12)	(3)	87
Reclassification to net earnings of settled derivatives designated as cash flow hedges (Fuel and Purchased Power/Finance costs)	(21)	16	(29)	2	1	-	(31)
Balance, March 31, 2025	$ 26	$ 15	$ 23	$ (2)	$ (22)	$ (3)	$ 37
Impact of mark-to-market gains (losses)	**(16)**	**(36)**	**81**	**11**	**42**	**3**	**85**
Reclassification to net earnings of settled derivatives designated as cash flow hedges (Fuel and Purchased Power/Finance costs)	**(3)**	**6**	**(91)**	**2**	**7**	**-**	**(79)**
Balance, March 31, 2026	**$ 7**	**$ (15)**	**$ 13**	**$ 11**	**$ 27**	**$ -**	**$ 43**

(Amounts are expressed in millions of Canadian dollars except where indicated)

30. FINANCIAL INSTRUMENT RISK MANAGEMENT

NB Power is exposed to a number of risks arising from its use of financial instruments. NB Power is or may be subject to certain risks including credit, market and liquidity risk. The Board of Directors has overall responsibility for the establishment and oversight of NB Power’s risk management framework. Financial instrument risk management strategies may expose NB Power to further gains or losses, but serve to stabilize future cash flows, reduce the volatility of operating results, and increase overall financial strength. Individual risks and NB Power’s approach to managing such risks are discussed as below.

Credit risk

Credit risk is a risk that a financial loss will occur due to a counterparty failing to perform its obligations under the terms of a financial instrument.

Managing credit risk

To manage credit risk, NB Power
- conducts a thorough assessment of counterparties prior to granting credit, and
- actively monitors the financial health of its significant counterparties, and the potential exposure to them on an on-going basis.

The following is a summary of the fair value of NB Power's financial instruments that are exposed to credit risk.

Financial Assets	2026 Fair value	2025 Fair value
Cash	**$ 6**	$ 9
Restricted cash	**123**	-
Accounts Receivable	**505**	520
Nuclear decommissioning and used fuel management funds	**1,057**	1,017
Sinking fund receivable	**637**	566
Derivative assets	**77**	116
	$ 2,405	$ 2,228

Cash and restricted cash

The credit risk associated with cash and restricted cash is considered to be low as the funds are deposited with Canadian chartered banks.

Accounts receivable

Accounts receivable are largely a combination of receivables from residential and commercial in-province and out-of-province customers. To reduce credit risk, NB Power monitors outstanding receivables and pursues collection of overdue amounts.

Certain derivative financial instruments contracts require the customer to provide NB Power collateral when the fair value of the obligation is in excess of the credit limit.

(Amounts are expressed in millions of Canadian dollars except where indicated)

30. FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)

Credit risk (Continued)

The following table provides information about the exposure to credit risk and expected credit losses for trade and unbilled revenue from individual customers at March 31, 2026.

	2026 Weighted-average loss rate	2025 Weighted-average loss rate	Carrying amount	Loss allowance
Trade				
Current	0.70%	0.24%	$ 203	$ 2
31-60 days	8.53%	10.23%	4	1
61-90 days	15.47%	34.27%	2	-
91-365 days	30.97%	34.04%	1	-
			210	3
Unbilled revenue	0.17%	0.19%	167	-
Other receivables			131	-
Expected credit loss allowance			(3)	-
			$ 505	$ 3

Loss rates are based on actual credit loss past experience and are adjusted to reflect differences between current and historical economic conditions. The expected credit loss has been adjusted to reflect current assumptions on expected customer defaults. Economic factors such as high inflation, uncertainty due to world events, and possible changes to customer spending were taken into consideration in this assessment. There are no expected credit losses for out-of-province and transmission receivables as there are no significant write-offs nor is there any expectation of any.

Expected credit loss allowance is reviewed on a regular basis and based on the estimate of outstanding accounts that are at risk of being uncollectable and is recognized in operating, maintenance, and administration expenses based on expected credit losses.

30. FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)

Credit risk (Continued)

The movement in the expected credit loss, with respect to trade receivables and contract assets, during the year is described in the following table.

Reconciliation of expected credit loss		2026		2025
Balance, April 1	$	4	$	3
Amounts written off		(3)		(1)
Net measurement of loss allowance		2		2
Bad debts recovery during the year		-		-
Balance, March 31	**$**	**3**	**$**	**4**

No significant concentration of credit risk exists within accounts receivable as the receivables are spread across numerous in-province and out-of-province customers. In certain circumstances, NB Power holds deposits or requires letters of credit.

Sinking fund receivable

NB Power pays one per cent of its outstanding debt annually into a sinking fund administered by the Province of New Brunswick. These payments are invested in cash and fixed income securities and managed by the Province of New Brunswick. The amount will be received from the Province when the corresponding debt issues mature.

Concentration of credit risk

There is a high concentration of credit risk at March 31, 2026 in relation to the sinking fund receivable, as the receivable is from one counterparty. Since the counterparty is the Province of New Brunswick, which is the shareholder of NB Power, the associated credit risk is considered to be low. The Province of New Brunswick bears the credit risk for the investments.

Derivative assets

NB Power only enters into derivative financial instrument transactions with highly creditworthy counterparties. All of the counterparties with which NB Power has outstanding positions have investment grade credit ratings assigned to them by external rating agencies.

NB Power
- monitors counterparty credit limits on an ongoing basis, and
- requests collateral for exposures that exceed assigned credit limits.

(Amounts are expressed in millions of Canadian dollars except where indicated)

30. FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)

Credit risk (Continued)

Concentration of credit risk

There is a concentration of credit risk at March 31, 2026 in relation to derivative assets, as the bulk of the derivative asset balance is tied to a small number of counterparties. However, since the majority of the amount is associated with counterparties that are Canadian chartered banks and other reputable financial institutions, the associated credit risk is considered to be low. In certain circumstances, NB Power holds deposits or requires letters of credit. At March 31, 2026, NB Power held collateral of $2 million (2025 - $4 million).

Nuclear decommissioning and used fuel management funds

NB Power limits its credit risk associated with securities held in the nuclear decommissioning and, used fuel management funds and the nuclear fuel waste trust fund. The current portfolio is comprised of investment grade ratings of BBB or above for longer-term securities and R-1 for short-term debt. The following table outlines the allocation of the maximum credit exposure by investment grade ratings.

Maximum credit exposure	AAA	AA	A	BBB	R-1	Other	2026	2025
Used fuel management fund	$ 8	$ 8	$ 4	$ 7	$ 1	$ 3	$ 31	$ 31
Nuclear decommissioning fund	55	60	40	64	5	5	229	216
Nuclear fuel waste fund	62	66	42	66	2	-	238	229
	$ 125	$ 134	$ 86	$ 137	$ 8	$ 8	$ 498	$ 476

Market risk

Market risk is the risk that NB Power's earnings or financial instrument values will fluctuate due to changes in market prices.

NB Power is exposed to a variety of market price risks such as changes in
- foreign exchange rates,
- interest rates,
- commodity prices,
- private real estate capitalization rates,
- changes in per unit net asset values in private equity funds, and
- changes in valuations in infrastructure funds.

NB Power manages the foreign exchange rates, interest rates, and commodity price exposures through the use of forwards and other derivative instruments in accordance with Board-approved policies. Higher commodity prices and supply disruptions have resulted in high inflation rates and increased volatility in the markets. The fair values at March 31, 2026 for level 1 and level 2 investments, reflect the market rates and prices at that date.

30. FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)

Market risk (Continued)

The nuclear decommissioning and used fuel management funds are managed by Vestcor Investment Management Corporation. Investments are primarily through NBIMC unit trusts, which include fixed income securities, domestic and international equities, and direct interests in private real estate and infrastructure. These investments are subject to market risk and may fluctuate in value, but they are designed to cover expected expenditures related to decommissioning and used fuel management obligations, consistent with the long-term nature of the related liability.

The following table provides a sensitivity analysis that shows the dollar value impact of small changes in various market rates and prices. The amounts shown are derived from outstanding financial instruments that existed at March 31, 2026.

	Impact on earnings	Impact on other comprehensive income
Exchange and interest rates		
1% change in CAD/USD exchange rates	$ 3	$ 5
0.25% change in short-term debt rates	2	-
1% change in investment yields	32	-
Commodity prices		
$5/bbl change in the price of heavy fuel oil	-	5
$1/GJ change in natural gas prices	-	26
$5/metric tonne change in coal prices	-	-
$5/Lb change in Uranium prices	-	6
$5/MWh changes in electricity prices	-	20
Private real estate, infrastructure and private equity investments		
0.25% change in discount rate	6	-
Infrastructure valuation range	$ 5	$ -

For private infrastructure investments, the most significant input into the calculation of fair value level 3 investments is the discount rate applied to expected future cash flows. Where such investments are held within managed funds, the discount rate assumptions are not readily available. The table above discloses the impact on earnings based on the difference between the estimated fair value of the funds between the low and high end of possible values.

(Amounts are expressed in millions of Canadian dollars except where indicated)

30. FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)

Liquidity risk

Liquidity risk is a risk that NB Power will have difficulty or be unable to meet its financial obligations associated with financial liabilities.

NB Power forecasts its financing requirements on a consistent basis so that it can plan and arrange for financing to meet financial obligations as they come due. The following table summarizes the contractual maturities of NB Power's financial liabilities at March 31, 2026 and in future years.

			Timing of contractual cash flows				
Financial liability	**Carrying amount**	**Contractual cash flows**	**< 2 months**	**2-12 months**	**2028**	**2029 - 2031**	**2032 and thereafter**
Short-term indebtedness	**$ 662**	**$ 662**	$ 662	$ -	$ -	$ -	$ -
Accounts payable and accrued liabilities	**467**	**467**	467	-	-	-	-
Accrued interest	**33**	**33**	1	32	-	-	-
Derivative liabilities	**24**	**24**	6	12	5	1	-
Long-term debt	**6,074**	**6,066**	-	-	220	766	5,080
Interest on long-term debt	**-**	**3,482**	2	212	211	592	2,465
Lease liabilities	**45**	**53**	1	8	9	18	17
	$ 7,305	**$ 10,787**	**$ 1,139**	**$ 264**	**$ 445**	**$ 1,377**	**$ 7,562**

NB Power believes it has the ability to generate sufficient funding to meet these financial obligations.

31. RELATED PARTY TRANSACTIONS

The Province of New Brunswick and NB Power Holding are related parties of NB Power as outlined in Note 1. NB Power is related through common ownership with all provincial departments, agencies, and Crown corporations.

Sinking fund receivable

At March 31, 2026 NB Power has a sinking fund receivable from the Province of New Brunswick of $637 million (2025 - $566 million) (Note 11).

Debt

NB Power has debt payable to the Province of New Brunswick (Notes 13 and 14).

Payments to the Province of New Brunswick

During the year, NB Power made payments to the Province of New Brunswick for property taxes, utility taxes, and right-of-way taxes of $47 million (2025 - $47 million) (Note 26).

(Amounts are expressed in millions of Canadian dollars except where indicated)

31. RELATED PARTY TRANSACTIONS (CONTINUED)

Key management and board compensation

The compensation paid or payable to executive officers and the Board of Directors is shown below.

	2026	2025
Salaries and short-term employee benefits	$ 5	$ 5
Post-employment expense	1	1
	$ 6	$ 6

32. COMMITMENTS, CONTINGENCIES AND GUARANTEES

This details the commitments, contingencies and guarantees in place at NB Power.

	2027	2028	2029	2030	2031	2032 and thereafter
Fuel contracts	$ 159	$ 103	$ 103	$ 103	$ 103	$ 729
Committed capital expenditures	115	46	92	20	75	-
Operating leases	1	1	-	-	-	-
Other commitments	31	29	19	14	7	9
	$ 306	$ 179	$ 214	$ 137	$ 185	$ 738

(Amounts are expressed in millions of Canadian dollars except where indicated)

32. COMMITMENTS, CONTINGENCIES AND GUARANTEES (CONTINUED)

Power purchase agreements

NB Power has entered into power purchase arrangements to purchase electricity at predetermined rates. These arrangements are assessed as to whether they contain derivatives or leases that convey the right to NB Power to use the projects' property, plant and equipment in return for future payments. If the right to direct the use of the assets is determined, the power purchase agreement is accounted for as a capital lease. The power purchase agreements entered into by NB Power are described below. The agreements may cover the purchase of all the facility's electrical energy, capacity, environmental attributes, or any combination of these.

Facility type	Agreement to purchase	Amount of energy	Duration (years)	End date
Biomass	energy & environmental attributes	125 MW	10	2038
Co-generating	energy & capacity	39 MW	30	2027
Co-generating	energy & capacity	90 MW	10	2035
Dual-fuel	energy & capacity	500 MW	25	2053
Hydro	energy & capacity	15 MW	5	2030
Hydro	energy, capacity & environmental attributes	9 MW	20	2032
Hydro	energy & capacity	34 MW	25	2039
Wind	energy	42 MW	10	2028
Wind	energy	99 MW	2	2028
Wind	energy	48 MW	20	2029
Wind	energy	51 MW	20	2029
Wind	energy	45 MW	25	2034
Wind	energy	18 MW	25	2044
Wind	energy	96 MW	37	2045
Wind	energy	54 MW	35	2045
Wind	energy	17 MW	35	2045
Wind	energy	20 MW	30	2049
Wind	energy & environmental attributes	63 MW	25	2053
Wind	energy	25 MW	30	2054
Wind	energy & environmental attributes	92 MW	30	2058
Wind	energy & environmental attributes	200 MW	30	2059
Wind	energy & environmental attributes	200 MW	30	2059
Wind	energy & environmental attributes	98 MW	30	2059
Other renewables - Canada	energy	42 MW	Various	Various
Other renewables - US	energy	91 MW	Various	Various

(Amounts are expressed in millions of Canadian dollars except where indicated)

32. COMMITMENTS, CONTINGENCIES AND GUARANTEES (CONTINUED)

Energy sales and transmission rights assignment agreement

NB Power entered into an energy sales and transmission rights assignment agreement which expires in 2040. NB Power is committed to purchase 0.9 million MWh per year at market-based pricing in 2026, with the commitment decreasing to 0.6 million MWh per year in 2040.

Gypsum contract

NB Power entered into a 21.5-year contract expiring December 31, 2026 to supply contracted volumes of synthetic gypsum from the Coleson Cove Generating Station to a third party. In the event of a production shortfall, NB Power is obligated to compensate the third party for any deficiency. Compensation is based on the contracted quantity at a fixed price, which is adjusted annually in accordance with the Consumer Price Index. $0.3M of penalties for production shortfalls were incurred in 2026 (2025 - $nil).

Large Industrial Renewable Energy Purchase Program

NB Power purchases electricity from renewable sources, such as biomass and hydro, from qualifying large industrial customers who have renewable electricity generating facilities located in New Brunswick.

The program is included in the *Electricity Act* under the renewable portfolio standard regulation. There are four program agreements in place. From April 1, 2025 to March 31, 2026, 724 GWh (2025 – 634 GWh) of qualified renewable energy was purchased under the program.

The Large Industrial Renewable Energy Purchase Program allows NB Power to purchase renewable energy generated by its largest customers at a set rate. This renewable energy will count towards meeting the Province of New Brunswick's renewable energy targets.

Letters of credit

NB Power has issued standby letters of credit to certain counterparties as guarantees of its performance under contractual arrangements. These instruments do not represent liabilities to NB Power unless drawn upon by counterparties. As at March 31, 2026 the aggregate amount of letters of credit outstanding was $270 million (2025 - $152 million). Management has assessed the likelihood of outflow under these arrangements as remote, and therefore no provision has been recognized.

Performance-based fee

NB Power has a contractual arrangement with a counterparty that includes a performance-based fee. The fee is contingent upon the service provider achieving specified performance targets over the three-year measurement period from April 1, 2026 to March 31, 2029. The maximum performance fee payable is $8 million. As at March 31, 2026, it is uncertain whether the service provider will meet the performance conditions that would entitle them to additional compensation. Consequently, no provision has been recognized in the consolidated financial statements.

Management has assessed this arrangement as a contingent liability because the obligation is not currently probable and cannot be reliably measured. The situation is monitored, and a provision will be recognized when the obligation becomes probable and the amount can be measured with sufficient reliability.

(Amounts are expressed in millions of Canadian dollars except where indicated)

32. COMMITMENTS, CONTINGENCIES AND GUARANTEES (CONTINUED)

Lease commitments not yet commenced

As at March 31, 2026, NB Power has entered into a 25-year non-cancellable lease agreement for the capacity of a dual-fuel generating facility. The agreement is expected to begin in 2028 with total future minimum payments estimated at $3.5 billion.

As the agreement has not yet commenced, no right-of-use asset or lease liability has been recognized in these consolidated financial statements. Recognition will occur upon commencement in accordance with IFRS 16, *Leases*.

Legal proceedings

NB Power is a Defendant in ongoing legal proceedings related to land claims filed by both the Wolastoqey Nation of New Brunswick ("WNNB") and Mi'gmawe'l Tplu'taqnn Incorporated ("MTI") (collectively, the "Land Claims"). In both proceedings, the Plaintiffs are seeking a declaration of Aboriginal title to the lands identified in their Land Claims, on the premise that they represent the traditional lands of WNNB and MTI, respectively. The Land Claims include properties owned by NB Power. During the 2025-26 fiscal year, certain motions and appeals associated with the WNNB claim resulted in the resolution of specific issues at both the Provincial level and at the Supreme Court of Canada; however, both Land Claims continue before the New Brunswick courts. Due to the inherent uncertainty associated with litigation, the timing and outcome of these proceedings cannot be reliably determined at this time. The potential financial impact, if any, has not been determined. NB Power continues to monitor developments in these matters. As NB Power's ownership interests in certain affected lands are derived from the Province of New Brunswick, the Province is engaged in discussions with representatives of both claimant groups.

NB Power may, from time-to-time, be involved in legal proceedings, claims and litigations that arise in the ordinary course of business. NB Power believes these would not reasonably be expected to have a material adverse effect on the financial condition of NB Power.

33. NET CHANGE IN NON-CASH WORKING CAPITAL

Changes in non-cash working capital	2026	2025
Accounts receivable	**$ 15**	$ (108)
Materials, supplies and fuel	**(59)**	96
Prepaid expenses	**(10)**	2
Accounts payable and accrued liabilities	**43**	11
Deferred revenue	**12**	-
Other assets and liabilities	**-**	1
Net change in non-cash working capital	**$ 1**	$ 2

Accountability and Governance

Business Plan Performance

Enterprise key performance indicators with actuals, targets, status and commentary

Business Plan Initiatives

Progress against initiatives across six strategic priorities: Transition, Modernize, Electrify, Deliver, Thrive and Organize

Mandate Letter

Status of shareholder-directed commitments and reporting requirements

Customer Action Plan

Progress against actions to help customers understand and manage their energy use

Auditor General

Progress on active recommendations and audits completed within the past five years

Governance

Board oversight, management accountability, committees, risk, ethics and continuous improvement

Accountability Overview

NB Power is accountable to its Shareholder, the Government of New Brunswick and to the people of New Brunswick.

This accountability is grounded in legislation, including the Accountability and Continuous Improvement Act and the Electricity Act and is supported through a framework that includes the mandate letter, the annual Business Plan and ongoing oversight by the Office of the Auditor General.

The Annual Report plays a central role in this framework. It provides a consolidated view of NB Power's performance over the fiscal year, including progress against commitments, performance targets and governance expectations.

HOW WE REPORT

Business Plan Performance

The Business Plan outlines the organization's priorities, initiatives and key performance indicators for the fiscal year. This report includes performance against established KPIs, progress on strategic initiatives and updates on financial and operational results.

Mandate Letter Commitments

Each year, NB Power receives direction from the Minister of Energy through a mandate letter that outlines specific expectations and priorities. This report provides an update on actions taken to meet mandate commitments, the status of deliverables and milestones and areas of ongoing work.

Auditor General Recommendations

As a Crown corporation, NB Power is subject to audits conducted by the Office of the Auditor General. This report includes progress against active recommendations, updates on management actions and the status of implementation for audits completed within the past five years.

Demonstrating Accountability

Accountability is demonstrated through consistent measurement and transparent reporting of performance, commitments and results. This section provides

- a summary of performance against Business Plan key performance indicators
- detailed reporting on strategic initiatives and commitments
- updates on mandate letter priorities
- progress on Auditor General recommendations
- governance and oversight information

Accountability at a Glance

Area	Reporting Included
Business Plan Performance	Enterprise key performance indicators with actuals, targets, status and commentary.
Business Plan Initiatives	Progress against initiatives across six strategic priorities: Transition, Modernize, Electrify, Deliver, Thrive and Organize.
Mandate Letter	Status of shareholder-directed commitments and reporting requirements.
Auditor General	Progress on active recommendations and audits completed within the past five years.
Governance	Board oversight, management accountability, committees, risk, ethics and continuous improvement.

Business Plan Performance

NB Power tracks performance using key performance indicators (KPIs) aligned with its annual Business Plan and strategic priorities. These indicators provide visibility into system performance, financial results, customer experience and organizational effectiveness.

Key Performance Indicator	Actual	Target	2025/26 Performance Results	Status
Total Recordable Injury Frequency	1.1	0.98	Continued trend in musculoskeletal injuries	Below target
Customer Satisfaction Index	649	659	Impacted by perceptions related to rate application, RIGS project and winter bills	Slightly below
Net Earnings ($ millions)	13.0	14.3	Positive miscellaneous revenue, lower borrowing costs and investment gains offset higher depreciation and operating costs	Slightly below
Net Capital Expenditures ($ millions)	648.4	744	Driven by timing of Mactaquac spending profile, PLNGS outage and generator rewind savings, offset by other project costs	Below budget
Change in Net Debt ($ millions)	195	336	Lower-than-budgeted capital spending offset by lower cash-adjusted earnings	✓ Better than target
Cost Optimization Savings ($ millions)	65.9	27.5	Driven by sustained savings, hard savings, cost management, cost avoidance and new revenue	✓ Exceeded
System Average Interruption Duration Index (SAIDI)	5.37	5.45	Improved trend over past three years with continued focus on vegetation, loss of supply and equipment issues	✓ Met
System Average Interruption Frequency Index (SAIFI)	2.05	2	Improved trend over past three years with continued focus on vegetation, loss of supply and equipment issues	Slightly above

Key Performance Indicator	Actual	Target	2025/26 Performance Results	Status
Nuclear Net Capacity Factor (%)	57.5	57.3	Delivered high output performance despite forced outage during run-up activities following planned outage	✔ Met
Mass Deployment of Advanced Metering Infrastructure (AMI) (%)	100	100	Mass deployment complete with follow-up for complex installations and meter choice campaign	✔ Met
Per cent Renewables (Renewable Portfolio) (%)	46.4	40	Increased renewable purchases	✔ Exceeded
Electricity Savings from Energy Efficiency Programs (GWh)	93.8	87.4	Strong industrial and residential program participation	✔ Exceeded
Employee Engagement Score (%)	68	70	Continued focus on development, communication and pace of change	⚠ Slightly below
Engaged Website Visits	5.5	5	Strong results for website visit duration and page engagement	✔ Exceeded

What This Shows

The Key Performance Indicators show that NB Power met targets in many areas of the business and also identify opportunities to improve safety, customer satisfaction, operating costs, capital project execution, investments in vegetation management and equipment while engaging employees during a period of significant change. Continued progress in these areas together with sustaining performance elsewhere, will strengthen system performance, financial results, customer experience, and organizational effectiveness.

While KPIs provide a high-level view of performance, the following section outlines progress against specific Business Plan initiatives.

Business Plan Initiative Performance

NB Power's Business Plan outlines key initiatives across six strategic priorities. The following tables summarize progress against those commitments for the 2025/26 fiscal year, reflecting year-end results as well as multi-year initiatives that continue into future reporting periods. Each initiative is presented alongside its original commitment, year-end progress and status.

Initiative	Business Plan Commitment	2025/26 Progress	Status
Mactaquac Life Achievement Project	Advance planning, engineering, regulatory and procurement activities to initiate Government approval	Advanced environmental approvals; met 50 % engineering design milestone; progressed procurement activities to meet construction schedule; submitted *Fisheries Act* authorization for review	On Track
Point Lepreau Nuclear Generating Station Outage	Execute outage and generator rewind safely, on time and on budget	Successfully completed more than 23,000 maintenance tasks during planned outage, including complex generator rewind	✓ **Complete**
Nuclear Partnerships	Pursue partnership opportunities to improve PLNGS performance	Established support services agreement with Laurentis Energy Partners	✓ **Complete**
New Nuclear	Determine new nuclear requirements to ensure energy security	Secured provincial and federal funding; advanced feasibility, technical and regulatory planning	On Track
Integrated Resource Plan	Progress the 2026 Integrated Resource Plan to refresh long-term strategy to achieve a net-zero electricity system	Completed public and stakeholder engagement; developed 2026 Integrated Resource Plan, pending Board and Government approval	On Track
Belledune Alternative Fuel	Complete engineering assessment of alternative fuel options	Confirmed advanced wood pellets as feasible option; secured federal funding support; progressed fuel supply work	On Track
Renewable Procurement	Finalize renewable agreements and expand renewable and storage solutions	Announced 200 MW wind agreement; advanced First Nations partnership agreements; issued 50 MW battery storage REOI	On Track
Renewable Integration & Grid Security (RIGS) Project	Advance RIGS project planning to support additional firm capacity	Progressed environmental and regulatory processes; supported First Nations consultation and public engagement	On Track

Modernize

Initiative	Business Plan Commitment	2025/26 Progress	Status
Smart Meter Deployment	Complete mass deployment of advanced metering infrastructure	Installed almost 369,000 smart meters; Substantially completed deployment with follow-up for remaining complex installations and customer opt-outs	✓ Complete
Transmission Reliability Upgrades	Replace or upgrade end-of-life equipment	Completed planned upgrades across transmission lines, substations, terminals and associated equipment in multiple regions	✓ Complete
System Monitoring Enhancements	Install monitoring sensors for real-time asset health data	Installed or commissioned monitoring systems on key transformers and new assets	✓ Complete
Advanced Distribution Management System	Improve outage management, outage response and system performance	Completed site acceptance testing; advanced operational readiness, training and security testing	On Track
Cybersecurity Enhancements	Implement additional cyber monitoring capability for critical infrastructure	Deployed Operations Technology Cyber Intrusion Detection program	✓ Complete
Major Transmission Projects	Obtain approval for projects supporting reliability and capacity	Received EUB approvals for Saint John Corridor, Coleson Cove Tie transformer and Dynamic Reactive Support projects; advanced engineering, procurement, environmental work and early construction	On Track

Electrify

Initiative	Business Plan Commitment	2025/26 Progress	Status
Energy Efficiency Programs	Deliver efficiency programs and meet legislated savings targets	Invested approximately $200 million; completed free efficiency upgrades in more than 4,500 homes; distributed more than 27,000 efficiency kits; expanded First Nations program participation	✓ Complete
Electrification Strategy	Deliver electrification while protecting affordability and system reliability	Advanced a beneficial electrification strategy; embedded beneficial electrification into demand side management program design	✓ Complete
Commercial and Industrial Demand Reduction	Achieve further demand reductions through customer programs	Delivered five peak rebate events with approximately 82.6 MW average reduction; exceeded target; secured 121 program participants	✓ Complete
Capacity Planning	Explore options to ensure sufficient system capacity	Identified near-term capacity shortfall; advanced RIGS, renewables, battery storage and new nuclear options	On Track

Deliver

Initiative	Business Plan Commitment	2025/26 Progress	Status
Product and Service Optimization	Maximize revenue from existing products and service lines	Implemented pricing, supply chain and program improvements across water heaters , lighting and EV charging stations	✓ Complete
Time-Varying Rate Strategy	Develop strategy and pilot programs for time-based electricity pricing	Completed Shediac project; advanced peak rebate pilot; developed regulatory application for future time of use rate pilot	On Track
Billing Standardization	Standardize energy billing days for customers	Move AMI-connected customers to consistent billing cycles	✓ Complete
Business Model Development	Evaluate and develop new business models	Streamlined business models; implemented approved optional Net Zero rate for federal buildings; advanced EV Charge Network initiatives; began exploring radioisotope opportunities	✓ Complete
Customer Experience	Improve processes and tools using design and quality assurance methods	Launched after-call survey; completed planned customer journey mapping; delivered contractor quality assurance and net metering billing improvements	✓ Complete
Payment and Communication Channels	Introduce new payment options and communication channels	Implemented credit card payment option; developed SMS outage notifications developed; expanded flexible payment options	✓ Complete
Website Modernization	Enhance website to better meet customer needs	Improved mobile-responsive design, online account management, billing, outage and support content	✓ Complete

Thrive

Initiative	Business Plan Commitment	2025/26 Progress	Status
Diversity, Equity, Inclusion and Belonging (DEIB) Strategy	Implement a DEIB strategy to attract and retain a diverse workforce	Benchmarked DEIB strategy; launched DEIB resource hub; updated self-identification process; integrated inclusive learning practices	On Track
Employee Engagement	Improve employee experience based on feedback	Focused action planning to improve employee experience; developed and executed strategy to increase participation for the 2026 survey	✓ Complete
Learning and Development	Introduce revised approaches for employee and leader growth	Expanded leadership programs; introduced digital learning and AI-enabled process improvements; delivered career development sessions	✓ Complete
Recruitment and Talent Pipeline	Improve staffing process and candidate experience in a competitive market	Implemented new staffing process; reduced time-to-hire by approximately 27%; strengthened early-career pipeline; explored flexible work arrangements and developmental pathways	✓ Complete
Collective Agreements	Negotiate expired collective agreements	Reached multi-year collective agreements with Transmission, Distribution, Customer and Corporate Services and Nuclear bargaining units	✓ Complete

Organize — Align, Engage and Optimize

Initiative	Business Plan Commitment	2025/26 Progress	Status
Cost Optimization	Implement sustainable cost savings and process efficiencies	Delivered $65.9 million in savings; achieved additional cost avoidance and continuous improvement value	✓ Complete
ERP Modernization	Prepare for and begin implementation of ERP modernization	Completed SAP HANA upgrade; advanced ERP planning, design and implementation readiness	On Track
Asset Investment Planning	Implement new investment planning capability	Advanced asset investment planning system testing, training and small-scale implementation	On Track
Data and Analytics	Enhance analytics capability to improve performance	AMI data platform progressed; Data Governance Council launched; dashboards developed	On Track
Sustainability Framework	Develop framework to measure operations' impacts	Drafted Sustainability Framework with key priority areas, outcomes and performance indicators	On Track

What This Shows

NB Power made measurable progress across all six Business Plan priorities. Results demonstrate strong performance in cost management, operational execution, infrastructure renewal, customer service modernization and workforce development.

Key achievements included completion of the Point Lepreau generator rewind outage, completion of the mass deployment phase of smart meters, progress on major transmission and supply initiatives, expanded customer payment and communication options, improved employee engagement results and continued advancement of digital, data and asset investment capabilities.

Several initiatives remain ongoing because they are multi-year programs. The progress in 2025/26 that effectively advanced these multi-year programs to support long-term energy security, affordability, reliability, decarbonization, customer value and organizational transformation.

Mandate Letter Reporting

Each year, NB Power receives direction from the Minister of Energy through a mandate letter outlining specific expectations and priority actions. These commitments are issued under the Accountability and Continuous Improvement Act and reflect government priorities related to financial performance, customer service, operational transparency and regulatory compliance.

The following table summarizes progress against mandate letter commitments for the 2025/26 fiscal year.

Mandate Commitment	Timeline	2025/26 Progress	Status
Prepare action plan responding to bill audit	May 2025	Developed and submitted action plan in response to findings from billing and metering assessment	✔ Complete
Participate in comprehensive review of the utility	Mar 2025	Provided continued engagement and support through information-sharing and analysis	✔ Complete
Submit three-year financial plan toward 20% equity target	Oct 2025	Submitted financial plan with targets aligned to equity objectives	✔ Complete
Adjust financial plan following regulatory decisions	Apr 2026	Submitted updated financial plan reflecting EUB decisions	✔ Complete
Increase cost savings target for 2026/27	Oct 2025	Increased cost savings target and incorporated it into planning and forecasting processes	✔ Complete
Provide financial outlook for rate application periods	Oct 2025	Presented financial outlook as required in advance of regulatory filings	✔ Complete
Report energy efficiency program performance	June 2025	Completed energy efficiency annual reporting with updated savings and program results	✔ Complete
Provide quarterly updates on enhanced energy savings program	Quarterly	Delivered reports in accordance with reporting schedule	✔ Ongoing
Provide annual update on enhanced energy savings program	June 2025	Completed and submitted annual update on enhanced energy savings program	✔ Complete
Support development of solar retrofit program	pending funding		

Mandate Commitment	Timeline	2025/26 Progress	Status
Improve public access to information	Ongoing	Continued enhancements to transparency and communication through reporting, website and customer tools	✓ Ongoing
Submit Business Plan to Minister	June 2025	Submitted Business Plan in accordance with revised timeline	✓ Complete
Publish Business Plan publicly	July 2025	Published Business Plan on NB Power website	✓ Complete
Submit audited financial statements	June 2025	Delivered financial statements as required	✓ Complete
Submit Annual Report to Minister	June 2025	Prepared and submitted Annual Report in compliance with requirements	✓ Complete
Publish Annual Report publicly	July 2025	Published Annual Report on NB Power website	✓ Complete
Report against Energy Efficiency Regulations	June 2025	Completed reporting in accordance with regulatory requirements	✓ Complete

What This Shows

NB Power met all of the mandate letter commitments for the 2025/26 fiscal year. Two commitments remain ongoing, reflecting multi-year initiatives, recurring reporting requirements and continued work to improve financial sustainability, customer transparency and public access to information.

Customer Action Plan

The following table summarizes progress against customer-related actions developed to improve communication, billing transparency and support for customers managing energy use and costs.

Action	Timeline	2025/26 Progress	Status
Proactive residential outreach for customers with significant bill increases	May 2025	Completed customer outreach initiative	✔ Complete
Education campaign on electricity usage and bills	Dec 2025	Rolled out campaign and materials	✔ Complete
Enhance website information on weather and bill impacts	Oct 2025	Enhanced website content enhanced	✔ Complete
Expand Equalized Payment Plan eligibility	Apr 2025	Expanded eligibility to customers with arrears up to $1,200	✔ Complete
Send Equalized Payment Plan check-in letters	June 2025	Issued customer letters	✔ Complete
Standardize billing days for customers with smart meters	Within 90 days of AMI deployment	Completed billing cycle standardization for AMI-connected customers	✔ Complete
Promote customer portal usage	Ongoing	Completed portal promotion and continued through customer channels	✔ Ongoing
Launch Vulnerable Populations Committee	May 2025	Launched Committee with government departments and community organizations to identify additional supports for customers experiencing financial pressure	✔ Complete
Test 500 smart meters annually	Apr 2026	Completed annual meter testing	✔ Complete
Apply for time-of-use rates after AMI rollout	After AMI deployment	Continuing work as part of rate design planning	✔ Ongoing
Promote efficiency programs and usage tips	Ongoing	Promoted programs and customer education through multiple channels	✔ Ongoing

What This Shows

NB Power met all required actions from the Customer Action Plan commitments for the 2025/26 fiscal year. Several commitments remain ongoing, reflecting multi-year initiatives and continuous reporting requirements.

Auditor General Reporting

The Office of the Auditor General provides independent oversight of NB Power's performance, programs and governance practices. As part of this oversight, audits may include findings and recommendations intended to strengthen decision-making, improve operational effectiveness and enhance accountability.

NB Power is committed to addressing these recommendations in a timely and transparent manner. Progress is tracked through structured reporting and ongoing oversight by management and the Board of Directors.

2025/26 Auditor General-Related Actions

NB Power Early Retirement Program, 2025 Volume I, Chapter 3

Recommendation / Action	Objective	2025/26 Progress	Status
Enhance decision-making practices	Strengthen governance and improve quality of proposals	Integrated governance and industry best practices into decision-making processes; strengthened proposal review and oversight mechanisms	✓ Complete
Evaluate workforce reduction program impacts	Assess implications of staffing changes on pension administration and workforce planning	Completed discussions with pension administrator; clarified approach to monitoring significant workforce membership changes	✓ Complete
Strengthen Board approval processes	Ensure appropriate oversight of changes to previously approved initiatives	Embedded within governance processes requirement for Board approval of significant changes	✓ Complete
Implement workforce reporting to leadership	Improve visibility into workforce reduction program outcomes	Established biannual reporting to the President on status of positions impacted by workforce reduction program	✓ Complete
Enhance reporting to HR Committee	Strengthen oversight of workforce-related decisions	Established and delivered first annual update to HR Committee on workforce reduction program status and outcomes	✓ Complete

Progress on Recent Audit Recommendations

In addition to actions completed in the current fiscal year, NB Power reports on recommendations from Auditor General audits conducted within the past five years. The following summarizes the status of recommendations from the 2021 audit of Residential Energy Efficiency Programs.

NB Power Residential Energy Efficiency Programs, 2021 Volume II, Chapter 2

Recommendation	Objective	Status
Develop energy efficiency financing and reduce barriers for moderate-income households	Improve access by assessing household needs, addressing regulatory and funding barriers and designing targeted programming	✓ Complete
Improve access for non-electric households to efficiency programs	Expand all-fuel efficiency programs and address regulatory and funding barriers	✓ Complete
Strengthen quality assurance over Home Energy Evaluation providers	Ensure consistent quality and reliability of external service providers	✓ Complete
Improve accessibility of Low Income Energy Savings Program	Ensure program access is simple, consistent and accessible to eligible applicants	✓ Complete
Publish consistent performance indicators aligned with efficiency objectives	Improve transparency by reporting outcomes tied to short-, medium- and long-term objectives	✓ Complete

What This Shows

NB Power has completed all Auditor General-related actions active during the 2025/26 fiscal year and has fully addressed recommendations from audits conducted within the past five years. These actions focused on strengthening governance and oversight, improving program design and delivery and enhancing decision-making and reporting practices.

NB Power's performance is supported by a governance framework that ensures accountability, oversight and disciplined decision-making. The following section outlines how governance structures, Board oversight and management accountability work together to support the effective operation of the Corporation.

Governance

GOVERNANCE FRAMEWORK

NB Power is a provincial Crown corporation, owned by the Province of New Brunswick and accountable to the Shareholder through the Minister of Energy.

The Corporation operates within a framework established by legislation, government policy and the Shareholder's mandate letter. This framework defines NB Power's responsibilities and ensures clear accountability for the delivery of electricity services across the province.

NB Power's governance model is designed to support accountability to the Shareholder, ensure effective oversight of strategy and performance, enable disciplined decision-making and provide operational independence for management.

Roles and Responsibilities

Board of Directors

The Board of Directors is responsible for directing the affairs of the Corporation in a manner consistent with the Electricity Act and applicable policies.

The Board's responsibilities include oversight of strategy and long-term planning, financial performance and stewardship, major capital investments, enterprise risk management and organizational performance and culture.

The Board provides direction, oversight and challenge, ensuring that decisions are aligned with NB Power's legislative mandate, shareholder expectations and long-term system needs.

Management

Management is responsible for the day-to-day operation of the Corporation and for implementing the strategy, plans and policies approved by the Board.

The President and Chief Executive Officer leads the organization and is accountable for operational performance, execution and delivery of results.

This separation of roles supports effective oversight, clear accountability and disciplined execution.

Board Composition and Independence

NB Power maintains an independent Board of Directors composed of members appointed by the Lieutenant-Governor in Council.

The Board includes individuals with expertise across areas relevant to the Corporation's operations, including utility operations and energy systems, finance and accounting, major project oversight, governance and risk and stakeholder and community engagement.

All Board members, with the exception of the President and CEO, who serves as an ex-officio member, are independent of management.

Board independence is supported through governance practices that promote objective oversight, regular in-camera sessions without management present and structured committee oversight.

Board Committees

The Board has established committees to support detailed oversight of key areas. These committees review complex issues, provide focused analysis and report back to the full Board.

Committee	Primary Oversight Role
Audit and Finance Committee	Oversees financial reporting, audit processes, internal controls and enterprise risk
Human Resources and Governance Committee	Oversees executive performance, workforce, governance practices and Board renewal
Major Projects and Energy Security Committee	Oversees major capital projects and matters related to system reliability and energy security
Nuclear Oversight Committee	Oversees the safe and efficient operation of the Point Lepreau Nuclear Generating Station
Mactaquac Life Achievement Project Committee	Oversees planning and execution of this major long-term infrastructure project

Risk Oversight and Internal Control

The Board oversees the principal risks facing the Corporation and ensures appropriate systems are in place to identify, assess and manage those risks.

This includes operational risks related to system reliability and safety, financial risks and regulatory considerations, project delivery and capital investment risks, environmental and climate-related risks and technology and cybersecurity risks.

Regular reporting is provided to the Board and its committees, enabling ongoing monitoring and informed oversight.

Ethics and Integrity

The Board NB Power is committed to maintaining high standards of ethical conduct.

Directors are required to adhere to the Corporation's Code of Ethics, complete annual declarations and conflict-of-interest assessments and act in the best interests of the Corporation. The Board also receives reports of any disclosures received pursuant to the Public Interest Disclosure Act, of which there were none in the period covered in this annual report.

These practices support transparency, accountability and public trust.

Board Effectiveness and Continuous Improvement

NB Power is committed to continuous improvement in governance. This includes formal orientation for new directors, ongoing professional development opportunities and regular assessments of Board effectiveness.

The Board uses a structured evaluation process to review its performance over time and identify opportunities for improvement. Insights from these evaluations are used to strengthen governance practices and oversight effectiveness.

Governance in Support of Accountability

NB Power's governance framework supports clear accountability to the Shareholder and to the people of New Brunswick.

Through an independent Board, defined roles and responsibilities, structured oversight processes and ongoing evaluation and improvement, NB Power maintains governance practices aligned with recognized standards for Crown corporations and public sector organizations.

What This Means

Strong governance is essential to the effective operation of a complex electricity system. It ensures that decisions are made responsibly and transparently, risks are identified and managed, resources are used effectively and performance is monitored and improved.

Looking Ahead

- Enhancing oversight of major projects and long-term investments
- Adapting to evolving risks and operational complexity
- Maintaining alignment with legislative and shareholder expectations
- Supporting continuous improvement in Board effectiveness and management accountability

Effective governance is fundamental to delivering reliable service, maintaining accountability and supporting the long-term sustainability of the electricity system.

Board of Directors



From Left to Right

Top Row: **Andrew MacGillivray** Chair, **Alain Bossé**, **Chantal Cormier**

Middle Row: **Paul McCoy**, **Scott Northard**, **Patrick Oland**

Bottom Row: **Michelyne Paulin**, **Wayne Power**, **Lori Clark** (ex-officio)

as at March 31, 2026



Lori Clark
President and CEO

    

    

From Left to Right

First Row:

Troy Alward – Chief Information Officer
Steve Bagshaw – Chief Nuclear Officer and Site Vice President
Brad Coady – Chief Commercial Officer
Suzanne Desrosiers – Vice President, People and Culture
Phil Landry - Vice President, Operations (Acting)

Second Row:

Janice McNeil – Chief Governance Officer
Darren Murphy – Senior Vice President, Major Projects
Nicole Poirier – Vice President, Customer and Strategy
Kathy Purcell – Vice President, Corporate Affairs
Justin Urquhart – Chief Financial Officer

as at March 31, 2026

Five-Year Review

Statement of Generation[1]

(millions of kWh)

	2025/26	2024/25	2023/24	2022/23	2021/22
Hydro	2,189	2,438	3,393	3,224	2,393
Thermal	4,063	3,767	1,883	3,487	3,211
Nuclear	3,552	1,751	5,424	3,545	5,450
Combustion turbine	1,087	1,367	1,454	305	603
Solar	2	2	2	-	-
Purchases	11,067	10,977	13,400	12,569	9,367
Gross generation and purchases	**21,960**	**20,302**	**25,556**	**23,130**	**21,024**
Station service	598	576	613	570	652
Net generation and purchases	**21,362**	**19,726**	**24,943**	**22,560**	**20,372**
Losses - transformer and transmission	619	618	591	586	560
Total energy available for distribution	**20,743**	**19,108**	**24,352**	**21,974**	**19,812**

Statement of Sales

(millions of kWh)

	2025/26	2024/25	2023/24	2022/23	2021/22
Wholesale	1,068	1,064	1,056	1,153	1,179
Industrial	4,274	4,613	4,790	4,649	4,438
General service	2,366	2,335	2,281	2,235	2,236
Residential	5,649	5,509	5,375	5,221	5,363
Streetlights and unmetered	56	56	55	57	58
Other in-province sales	30	28	-	-	-
Total in-province sales	**13,443**	**13,605**	**13,557**	**13,315**	**13,274**
Out-of-province sales	7,007	5,208	10,513	8,363	6,175
Total sales	**20,450**	**18,813**	**24,070**	**21,678**	**19,449**
Distribution losses	293	295	282	296	363
Total energy distributed and sold	**20,743**	**19,108**	**24,352**	**21,974**	**19,812**

[1] *Certain comparative figures have been reclassified to conform to the current year's presentation*

Statement of Revenue

(in millions)

	2025/26	2024/25	2023/24	2022/23	2021/22
Wholesale	$ 143	$ 130	$ 112	$ 115	$ 116
Industrial	437	440	380	396	364
General service	400	362	323	301	294
Residential	984	875	761	703	701
Streetlights and unmetered	40	35	30	28	27
Total in-province sales	**2,004**	**1,842**	**1,606**	**1,543**	**1,502**
Out-of-province sales	984	650	1,268	1,245	558
Sales of electricity	**2,988**	**2,492**	**2,874**	**2,788**	**2,060**
Miscellaneous	142	127	94	139	138
Total revenue	**$ 3,130**	**$ 2,619**	**$ 2,968**	**$ 2,927**	**$ 2,198**

Statement of In-Province Generation

(millions of kWh)

	2025/26	2024/25	2023/24	2022/23	2021/22
Hydro	1,894	2,383	3,144	3,181	2,208
Coal and petroleum coke	2,334	2,119	1,179	2,302	1,840
Natural gas	983	1,293	1,298	293	572
Heavy fuel oil and diesel	875	710	96	495	488
Nuclear	3,159	1,511	4,820	3,122	4,832
Solar	2	2	2	-	-
Purchases	5,062	6,407	3,986	4,821	4,151
Net generation and purchases	**14,309**	**14,425**	**14,525**	**14,214**	**14,091**
Losses - transformer and transmission	510	520	517	513	560
Total energy available for distribution	**13,799**	**13,905**	**14,008**	**13,701**	**13,531**

Operating Statistics

	2025/26	2024/25	2023/24	2022/23	2021/22
Transmission lines - km	6,898	6,900	6,902	6,868	6,870
Distribution lines - km	22,069	21,897	21,829	21,717	21,562
Residential customers	366,255	359,613	353,684	347,032	341,962
Industrial customers	1,847	1,861	1,864	1,866	1,853
General service customers	28,752	28,452	28,185	27,808	27,492
Non-metered customers	2,671	2,671	2,697	2,712	2,759
Direct customers	399,525	392,597	386,430	379,418	374,066
Indirect customers	47,619	47,095	46,626	46,365	46,063
Total customers	**447,144**	**439,692**	**433,056**	**425,783**	**420,129**
Positions - regular	3,027	2,885	2,759	2,608	2,603
Positions - temporary	180	190	211	172	185
Total positions	**3,207**	**3,075**	**2,970**	**2,780**	**2,788**

Statement of Earnings Summary

(in millions)

	2025/26	2024/25	2023/24	2022/23	2021/22
Sales of electricity - In-province	$2,004	$ 1,842	$ 1,606	$ 1,543	$ 1,502
Sales of electricity - Out-of-province	984	650	1,268	1,245	558
Miscellaneous revenue	142	127	94	139	138
Fuel and purchased power	(1,758)	(1,500)	(1,589)	(1,984)	(983)
Operations, maintenance and administration expenses	(664)	(661)	(622)	(576)	(537)
Depreciation and amortization	(436)	(419)	(354)	(351)	(344)
Taxes other than on income	(47)	(47)	(49)	(50)	(51)
Finance costs	(259)	(274)	(258)	(230)	(201)
Accretion on decommissioning liabilities	(56)	(51)	(51)	(50)	(47)
Nuclear funds investment income	52	95	61	16	46
Sinking funds and other investment income	19	18	15	21	13
Net changes in regulatory balances	32	243	(114)	234	(14)
Net earnings (loss)	**$ 13**	**$ 23**	**$ 7**	**$ (43)**	**$ 80**

Statement of Financial Position Summary March 31

Assets

(in millions)

	2025/26	2024/25	2023/24	2022/23	2021/22
Current assets	$1,012	$ 868	$ 802	$ 858	$ 932
Property, plant and equipment	5,275	5,028	4,810	4,670	4,645
Other non-current assets	1,780	1,685	1,568	1,552	1,571
Total assets	**8,067**	**7,581**	**7,180**	**7,080**	**7,148**
Regulatory balances	1,182	1,150	907	1,021	787
Total assets and regulatory balances	**$9,249**	**$ 8,731**	**$ 8,087**	**$ 8,101**	**$ 7,935**

Liabilities and Shareholder's Equity

(in millions)

	2025/26	2024/25	2023/24	2022/23	2021/22
Current liabilities	$1,200	$ 1,636	$ 1,127	$ 1,796	$ 1,498
Long-term debt	6,074	5,196	5,239	4,786	4,406
Other non-current liabilities	1,471	1,415	1,315	1,185	1,315
Lease liability	37	38	39	32	33
Decommissioning and used fuel management liability	1,204	1,150	1,069	987	1,114
Post-employment benefits	102	101	99	101	108
Provisions for other liabilities and charges	87	71	66	60	57
Finance liability	35	35	35	-	-
Derivative liabilities	6	20	7	5	3
Shareholder's equity	504	484	406	334	716
Total liabilities and shareholder's equity	**$9,249**	**$ 8,731**	**$ 8,087**	**$ 8,101**	**$ 7,935**

Cash Flow Summary

(in millions)

	2025/26	2024/25	2023/24	2022/23	2021/22
Operating activities	464	163	452	65	321
Investing activities	(665)	(593)	(432)	(540)	(337)
Financing activities	321	429	(13)	426	65
Net cash inflow (outflow)	**120**	**(1)**	**7**	**(49)**	**49**
Cash					
Beginning of year	**9**	**10**	**3**	**52**	**3**
End of year	**$ 129**	**$ 9**	**$ 10**	**$ 3**	**$ 52**

Finance Costs and Investment Income

(in millions)

	2025/26	2024/25	2023/24	2022/23	2021/22
Interest on long-term and short-term debt	$ (233)	$ (232)	$ (225)	$ (202)	$ (178)
Debt portfolio management fee	(37)	(35)	(35)	(32)	(32)
Foreign exchange gains (losses)	1	(8)	-	(2)	5
Interest on post-employment benefits	(4)	(5)	(5)	(5)	(5)
Interest capitalized during construction	18	12	11	14	9
Amortization of premiums and discounts on long-term debt	(4)	(6)	(4)	(3)	-
Finance costs	**(259)**	**(274)**	**(258)**	**(230)**	**(201)**
Sinking funds and other investment income	19	18	15	21	13
Nuclear funds investment income	52	95	61	16	46
Finance costs and investment income	**$ (188)**	**$ (161)**	**$ (182)**	**$ (193)**	**$ (142)**

Financial Ratios

	2025/26	2024/25	2023/24	2022/23	2021/22
In-province revenue	2,004	1,842	1,606	1,543	1,502
Out-of-province revenue	984	650	1,268	1,245	563
Fuel and purchased power	(1,758)	(1,500)	(1,589)	(1,984)	(988)
Gross margin	41%	40%	45%	29%	52%
Operating cash flow / total debt[1]	8%	3%	8%	1%	6%
Retained earnings	545	532	509	502	545
Accumulated other comprehensive (loss) income	(41)	(48)	(103)	(168)	171
Per cent of debt in capital structure[2]	92%	92%	93%	94%	87%
Interest coverage ratio[3]	0.83	(0.03)	1.36	(0.15)	1.34

Other Statistics

	2025/26	2024/25	2023/24	2022/23	2021/22
Rate increase	9.1 %	9.1 %	5.7 %	2.0 %	- %
CPI (New Brunswick)	1.9 %	2.0 %	2.8 %	7.1 %	3.8 %
GDP increases (New Brunswick)[4]	1.3 %	1.5 %	1.1 %	1.8 %	5.3 %
Capital expenditures (millions)[5]	$657	$ 581	$ 421	$ 527	$ 334
Change in total debt (millions)	$195	$ 427	$ (14)	$ 466	$ 9
Per cent breakdown of long-term debt					
Canadian dollar	100.0 %	100.0 %	100.0 %	100.0 %	97.3 %
US dollar	- %	- %	- %	- %	2.7 %
Weighted average coupon interest rate	3.5 %	3.7 %	3.7 %	3.5 %	3.7 %
Canadian Dollar - March 31	0.717	0.696	0.738	0.739	0.800

1 *Operating cash flow / total debt = operating cash flow / debt, where debt = (long-term debt + short-term indebtedness - sinking funds receivable - cash)*
2 *Per cent of debt in capital structure = debt / (debt + equity), where debt = (long-term debt + short-term indebtedness - sinking funds receivable - cash)*
3 *Interest coverage ratio = operating earnings / interest expense, where interest = (interest on long-term and short-term debt, and guarantee fee)*
4 *The Provincial Government restated its GDP growth rates for the past years*
5 *Capital expenditures include cash paid on business combinations and are net of proceeds on disposal*

Capital Management

(in millions)

	2025/26	2024/25	2023/24	2022/23	2021/22
Long-term debt	$ 6,074	$ 5,396	$ 5,289	$ 5,086	$ 4,631
Short-term debt	662	954	570	797	860
Lease liabilities	45	45	46	37	38
Finance liability	35	35	35	-	-
Total debt	6,816	6,430	5,940	5,920	5,529
Sinking fund receivable	(637)	(566)	(502)	(474)	(500)
Cash & restricted cash	(129)	(9)	(10)	(3)	(52)
Total net debt	**6,050**	**5,855**	**5,428**	**5,443**	**4,977**
Retained earnings	545	532	509	502	545
Accumulated other comprehensive (loss) income (AOCI)	(41)	(48)	(103)	(168)	171
Total capital	**6,554**	**6,339**	**5,834**	**5,777**	**5,693**
Total capital excluding AOCI	**$ 6,595**	**$ 6,387**	**$ 5,937**	**$ 5,945**	**$ 5,522**
Percentage of net debt in capital structure	92 %	92 %	93 %	94 %	87 %
Percentage of net debt in capital structure (excluding AOCI)	92 %	92 %	91 %	92 %	90 %

Énergie NB Power

This annual report is also available
in French and on our website
www.nbpower.com

Ce rapport est également publié
en français et sur notre site Web
www.energienb.com

New Brunswick Power Corporation
P.O. Box 2000
515 King Street Fredericton, NB
E3B 4X1

NEW BRUNSWICK
POWER CORPORATION